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2015 Annual Report www.tdsinc.com

TDS

2015 Annual Report

www.tdsinc.com

U.S. Cellular

TDS

HONORING OUR FOUNDER TDS celebrates the 100th birthday of our founder and chairman emeritus, LeRoy (Roy) T. Carlson. His vision, leadership, values and business principles set the foundation for the company that TDS is today. Roy’s belief in delivering exceptional customer service and the latest technology, and his unwavering commitment to the nation’s rural and suburban communities, are still the focus of our businesses; they provide the basis on which TDS will continue to grow our businesses to serve the needs of our customers, associates and shareholders. “Roy always has faith that ways will be found to accomplish the objectives. He places great confidence in people, and as a result, they accomplish things that they thought might not be possible.” – LeRoy T. (Ted) Carlson, Jr., President and CEO – TDS “A deep-rooted conviction of mine has always been that the customer is king.” – LeRoy Carlson, 1989, TDS: The First Twenty Years “ The people who live in these rural and suburban areas should have the same and equal access to the full range of technological advances available today as those enjoyed by people who live in urban areas.” – LeRoy Carlson, 1979, TDS Annual Report “ The concept I had in mind was simple: bring together a group of small, primarily rural, telephone companies whose skills, strengths and assets could be shared by all.” – LeRoy Carlson, 1989, TDS: The First Twenty Years “ The key to harnessing the business power and potential of communications technology is to respect and understand the people who use, develop and support it.” – LeRoy Carlson, 2002 KPMG Illinois High Tech Awards ceremony

Dear SHareHoLDerS TDS’ mission is to provide outstanding communication services to our customers and meet the needs of our shareholders, our people, and our communities. In pursuing this mission, we seek to continuously grow our businesses, create opportunities for our associates and employees, and steadily build value over the long term for our shareholders. Building on 2015 successes At TDS we strive to differentiate ourselves from the national telecommunication giants by providing the best services and products together with exceptional customer service. We focus our efforts on America’s suburban and rural markets, including some of the most remote areas of the country. We have strengthened and expanded our high-quality networks and improved our data and communications service offerings. Combined with our customer-focused culture, our networks and service offerings are the foundation upon which we are growing and building value for our shareholders. TDS businesses achieved significant milestones in 2015: • U.S. Cellular completed 4G LTE deployment. • U.S. Cellular began Voice over LTE (VoLTE) trials. VoLTE will bring customer benets, including enabling both voice and data to be delivered simultaneously to devices. • TDS Telecom continued to deploy ber technology in key markets, reaching 21% of its ILEC service addresses. • OneNeck IT Solutions opened one and expanded another data center. In a very competitive industry dominated by large players, we take a personal approach to our customers and to the communities in which we operate. Our prominent local presence in these markets is a competitive advantage. From sponsoring high school sports teams to staffing call centers in our markets, we have built local presence that allows us to know and better serve our customers and their changing needs. A further strength, that is an advantage, is that we have expanded our business into a diversified portfolio of data and communications companies. We are growing and prospering by sharing expertise and capabilities from wireless, wireline, cable, and hosted and managed services to develop services for the customers in our markets. telephone and data systems 1

U.S. Cellular exists to provide exceptional wireless communication services which enhance consumers’ lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the mid-sized and rural markets we serve. As a mid-sized operator, we seek to use our relatively smaller size to our competitive advantage. This starts with a network that provides high-quality services in the “Middle of Anywhere” and is complemented by our associates, who take a more personal approach to knowing and serving our customers. This local focus is a unique differentiator that allows our associates to deliver outstanding customer service by treating customers like neighbors, not numbers. We achieved two important goals in 2015: we reignited customer growth and improved profitability, laying the foundation for continued success. We plan to grow by focusing on what our customers desire: competitive pricing and promotions that showcase our high-quality 4G LTE network. Supporting this effort, we are redesigning our stores into retail destinations that can enhance the customer experience and further boost sales. We successfully repositioned our company to grow our customer base again, even in the face of a very competitive wireless market. We saw a steady and meaningful improvement in our churn levels as we delivered high levels of customer satisfaction. We also continued to see former customers return to U.S. Cellular, representing approximately 20% of new accounts. We continue to manage our expense levels, which contributed to stronger margins and growth in operating cash ow in 2015. Growing our customer base and revenue also is crucial to improving our margins and profitability. We see opportunity for revenue growth with further smartphone penetration allowing us to monetize data usage. In addition, sales of our Shared Connect data plans create more devices per account. These plans, and the increasing use of connected devices like tablets by our customers, drive them to choose larger data buckets resulting in revenue growth. Operating on a network quality foundation In 2015, we continued our investment in our network to provide more capacity to meet growing demands for data services and to provide better in-home coverage. With 4G LTE, we can provide our customers, even in the more remote rural areas, with all the benefits of our data services, also creating new growth opportunities for us. We secured 4G LTE roaming agreements with national carriers to further enhance our customers’ data experience. Building on the strength of our newly completed 4G LTE network, we are further refining our network strategy and are planning to begin the multi-year rollout of VoLTE. We are designing VoLTE to bring even more quality products and services to our customers over the next few years, and increase our exibility to pursue attractive new revenue opportunities. Reigniting customer growth Customer growth has been and will continue to be our number one priority. We are proud of our 2015 accomplishments and excited about our prospects, even while acknowledging that adding new customers is increasingly difficult in the wireless industry. The rapidly growing small and medium business (SMB) market and regional government agencies are a natural t for U.S. Cellular given our local focus. We have reorganized our sales channel and expanded our business pricing portfolio to include shared data and machine-to-machine offerings. As the needs of our SMB customers grow, we continue to expand our Business Solutions Product Catalog with products like international roaming, eet management applications, wireless priority service, and more. 2 telephone and data systems

TDS TeLeCoM TDS Telecom seeks to own and offer our customers “the best data pipe” into their homes and businesses through a portfolio of broadband offerings. The TDS Telecom businesses—wireline, cable, and hosted and managed services—pursue communications and data market opportunities to provide compelling services, solutions, and products to both residential and commercial consumers. Wireline In our wireline business, our targeted investments in fiber technology have strengthened our triple play bundle offerings and resulted in higher average revenue per connection and low churn rates. Take rates for our IPTV service, TDS TV, have exceeded expectations in 2015, with 98% of all TDS TV customers subscribing to triple play bundles. We have now launched TDS TV in 27 markets, enabling 167,000 service addresses, which is roughly 23% of our total footprint. By mid-year 2016, we intend to deepen our fiber build to reach approximately 25% of our residential ILEC footprint. In order to accelerate sales, we have continued our Fiberville marketing campaign, which markets high-speed broadband and TDS TV in new neighborhoods prior to build-outs. The campaign has been increasingly effective over the past year, as we have seen 10-20% market penetration in advance of turning up service. HMS Our hosted and managed services (HMS) business, OneNeck IT Solutions, is another key element of our strategy to expand our business as it builds upon our core capabilities. As a communications service provider, we have foundational expertise in building and managing data networks and IT infrastructure. HMS plays an important role in TDS Telecom’s growth strategy. We are in the advanced stages of integrating the ve HMS businesses we acquired. In 2015, we completed both the construction of a new data center in Denver, Colorado and an expansion of another data center in Madison, Wisconsin. With this additional capacity up and running, combined with a highly motivated sales force trained on our extensive line of services and products, we are poised for more growth. While we saw higher equipment sales in 2015, there’s still progress to be made in increasing recurring sales revenues. We believe the HMS industry has attractive long-term growth potential as mid-market companies look to outsource their IT needs. Cable We are pleased with the progress of our cable business since we entered the industry in 2013. Cable is a natural extension of TDS Telecom’s original wireline business that enables us to leverage our existing expertise and infrastructure. Both wireline and cable share the common strategy to “own the best data pipe in the market.” As part of this broadband strategy, we plan to continue growing high-margin broadband services bundled with video and voice products. We are seeing our cable customer base continue to grow, accelerated by the attractive demographics in these markets, with household growth greater than the national average. We continue to evaluate additional strategic cable acquisitions that can further augment our growth and profitability. telephone and data systems 3

TDS CorporaTe Creating long-term value At the corporate level of TDS, we are continually looking to build value in the TDS portfolio of businesses. We intend to supplement organic growth through strategic acquisitions. Our long-term strategy calls for the majority of our capital to be reinvested in our operating businesses to strengthen their growth and competitive positions. We also return value to TDS shareholders through the payment of regular quarterly cash dividends and through share repurchases. In 2015, TDS primarily focused on investing in the networks that we believe will strengthen our competitive position and improve operating performance. Looking forward, we will continue to execute on our strategies to build strong, competitive businesses providing high-quality, data-focused products and services. Since August of 2013, TDS has invested $581.4 million, primarily through the acquisition of cable companies, and has returned $195.8 million to shareholders through payments of $147.0 million in cash dividends and $48.8 million in stock repurchases. Upgrading our Annual Report We have changed the format of our annual report this year, revising the Management’s Discussion and Analysis section by adding charts and other graphics to more plainly and clearly present our business and our performance. We hope you find this information and format helpful and, as always, welcome your feedback. Honoring Our Visionary Founder and Looking Ahead As TDS begins its 48th year of business, we look forward to celebrating the legacy of our centenarian founder, LeRoy T. (Roy) Carlson. From our humble origins in rural Wisconsin to our nationwide presence today, we continue to operate and serve with Roy’s basic principle, that “the customer is king.” It is the foundation upon which we intend to continue building shareholder value with our growing portfolio of businesses. Thank you Thank you to each of the associates and employees of the TDS companies for your dedication and innovation in providing outstanding services, products, and total customer experiences to each of our customers across the nation. Thank you also to each of our shareholders and our debt holders for your continuing support of our long-term growth and development. Regulatory TDS and its subsidiaries are active participants in the public policy arena, engaging policy makers on issues that directly impact our customers and our businesses. We advocated in Washington that the government auction of new spectrum later this year be structured to benefit all carriers and not just the very largest ones. We are thoroughly considering our participation in this 600 MHz auction. We also are advocating in support of programs to fund the ongoing needs for high-quality wireless and wired broadband communications in rural communities. Sincerely, LeRoy T. Carlson, Jr. President and Chief Executive Officer Walter C. D. Carlson Chairman of the Board 4 telephone and data systems

TELEPHONE AND DATA SYSTEMS, INC.

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2015
Pursuant to SEC Rule 14a-3

The following audited financial statements and certain other financial information for the year ended December 31, 2015, represent Telephone and Data Systems' annual report to shareholders as required by the rules and regulations of the Security and Exchange Commission ("SEC").

The following information was filed with the SEC on February 24, 2016 as Exhibit 13 to Telephone and Data Systems' Annual Report on Form 10-K for the year ended December 31, 2015. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

Telephone and Data Systems, Inc.	Exhibit 13

Financial Reports Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Financial Statements and Notes to Consolidated Financial Statements for the year ended December 31, 2015. This report contains statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute and represent "forward looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements.

TDS uses certain "non-GAAP financial measures" throughout the MD&A. A discussion of the reason TDS uses these measures and a reconciliation to their most directly comparable GAAP financial measure is included in the Supplemental Information section within this MD&A.

General

Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company that provides high-quality telecommunications services to approximately 6 million customers nationwide. TDS provides wireless services through its 84%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"). TDS also provides wireline services, cable services and hosted and managed services ("HMS"), through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"). TDS' segments operate almost entirely in the United States. See Note 18 — Business Segment Information in the Notes to Consolidated Financial Statements for summary financial information on each business segment.

2015 Operating Revenues	2015 Adjusted EBITDA*

* Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

TDS Mission and Strategy

TDS' mission is to provide outstanding communications services to its customers and meet the needs of its shareholders, its people, and its communities. In pursuing this mission, TDS seeks to profitably grow its businesses, create opportunities for its associates and employees, and steadily build value over the long-term for its shareholders. Across all of its businesses, TDS is focused on providing exceptional customer experiences through best-in-class services and products and superior customer service.

TDS' long-term strategy calls for the majority of its capital to be reinvested in its operating businesses to strengthen their competitive positions, while still returning value to TDS shareholders through the payment of a regular quarterly cash dividend and share repurchases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout 2015, as discussed below, TDS primarily focused on investing in the networks that are the backbone of its commitment to provide outstanding communications services to its customers. TDS believes these investments will strengthen its competitive position and improve operating performance. Looking ahead to 2016, TDS will look to build shareholder value by continuing to execute on its strategies to build strong, competitive businesses providing high-quality, data-focused products and services.

Invest in the business to improve returns and pursue initiatives that align with long-term strategies

Consistent with its strategy, TDS made significant investments in 2015 to improve the performance of its networks. U.S. Cellular completed the rollout of the 4G LTE network giving customers faster data speeds on an even higher-quality wireless network. U.S. Cellular also participated in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum L.P. ("Advantage Spectrum"). Advantage Spectrum was the provisional winning bidder of 124 licenses for an aggregate bid of $338.3 million.

At TDS Telecom, the wireline segment continued its targeted fiber deployment and now offers IPTV service in 27 markets. During 2015, TDS Telecom also worked to integrate cable acquisitions and continued efforts to improve network quality and product offerings of previously acquired cable businesses. The HMS segment opened a new data center in Denver, CO to expand its presence in the IT outsourcing market.

Return value to shareholders

Since August of 2013, TDS has invested $581.4 million, primarily through acquisition of cable companies and returned $195.8 million to shareholders through payment of $147.0 million in regular quarterly cash dividends and $48.8 million of stock repurchases. During 2015, TDS paid $61.2 million in regular quarterly cash dividends. TDS increased the dividend paid to its investors by 5% in 2015 which marks the 41st consecutive year of dividend increases and in February 2016, TDS increased its dividend per share from $0.141 to $0.148. There were no TDS and limited U.S. Cellular share repurchases in 2015. There is no assurance that TDS will continue to increase the dividend rate or pay dividends and no assurance that TDS or U.S. Cellular will make any significant amount of share repurchases in the future.

Annual Dividends Per TDS Share	Shares Repurchased (Shares in millions)

Support growth initiatives through sound and disciplined financing strategies.

During 2015, U.S. Cellular sold $300 million in 7.25% senior notes and secured a $225 million term loan to fund its operations, current and future spectrum purchases, growth in equipment installment plan receivables and capital expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant Financial and Operating Matters

The following is a summary of certain selected information contained in the comprehensive MD&A that follows. The overview does not contain all of the information that may be important. You should carefully read the entire MD&A and not rely solely on the highlights.

▪
Net income attributable to TDS shareholders was $219.0 million in 2015, compared to a net loss of $136.4 million in 2014. The year-over-year improvement was attributable to several factors including (i) increased equipment revenues bolstered by equipment installment plan activity; (ii) reduced cost of equipment sold due to fewer wireless equipment sales transactions overall and lower cost per wireless unit sold; (iii) reduced selling, general and administrative expenses; (iv) increased gains from sales and exchanges of businesses and licenses; and (v) non-cash losses on impairment in 2014. Diluted earnings per share was $1.98 compared to a diluted loss per share of $1.26 one year ago.

▪
In March 2015, U.S. Cellular announced that it would discontinue its loyalty reward program effective September 1, 2015. All unredeemed reward points expired at that time and the deferred revenue balance related to such expired points was recognized as service revenues. The amount of deferred revenue recognized upon discontinuation of this program was $58.2 million.

▪
U.S. Cellular completed license exchanges and the sale of towers outside of its operating markets. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these transactions.

▪
Total additions to Property, plant and equipment were $759.4 million, including expenditures to complete the network rollout of 4G LTE, construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores, enhance billing and other customer management related systems and platforms, perform network upgrades and fiber expansion, and expand HMS data center facilities.

Terms Used by TDS

All defined terms in this MD&A are used as defined in the Notes to Consolidated Financial Statements, and additional terms are defined below:

▪
4G LTE – fourth generation Long-Term Evolution which is a wireless broadband technology.

▪
Auction 97 – An FCC auction of AWS-3 spectrum licenses that ended in January 2015.

▪
Average Billings per Account ("ABPA") – metric is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid accounts by the number of months in the period.

▪
Average Billings per User ("ABPU") – metric is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid customers by the number of months in the period.

▪
Average Revenue per Account ("ARPA") – metric is calculated by dividing total postpaid service revenues by the average number of postpaid accounts by the number of months in the period.

▪
Average Revenue per User ("ARPU") – metric is calculated by dividing a revenue base by an average number of customers by the number of months in the period. These revenue bases and customer populations are shown below:

▪
Postpaid ARPU – consists of total postpaid service revenues and postpaid customers.

▪
Service Revenue ARPU – consists of total postpaid, prepaid and reseller service revenues, inbound roaming and other service revenues and postpaid, prepaid and reseller customers.

▪
Broadband Connections – refers to the number of Wireline customers provided high-capacity data circuits via various technologies, including DSL and dedicated internet circuit technologies or the Cable billable number of lines into a building for high-speed data services.

▪
Churn Rate – represents the percentage of the customers that disconnect service each month. These rates represent the average monthly churn rate for each respective period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
▪
FCC – Federal Communications Commission

▪
Gross Additions – represents the total number of new customers added during the period, without regard to customers who terminate service.

▪
IPTV Connections – represents the number of customers provided video services using IP networking technology.

▪
ManagedIP Connections – refers to the number of telephone handsets, data lines and IP trunks providing communications using IP networking technology.

▪
Net Additions (Losses) – represents the total number of new customers added during the period, net of customers who terminate service during that period.

▪
Smartphone Penetration – is calculated by dividing postpaid smartphone customers by total postpaid customers.

▪
Video Connections – generally, a home or business receiving video programming counts as one video connection. In counting bulk residential or commercial connections, such as an apartment building or a hotel, connections are counted based on the number of units/rooms within the building receiving service.

▪
Voice Connections – refers to the individual circuit connecting a customer to Wireline's central office facilities or the Cable billable number of lines into a building for voice services.

▪
VoLTE – Voice over Long-Term Evolution which is a technology specification that defines the standards and procedures for delivering voice communication and data over 4G LTE networks.

▪
Wireline Residential Revenue per Connection – is calculated by dividing total wireline residential revenue by the average number of total wireline residential customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS — TDS CONSOLIDATED

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Operating revenues
U.S. Cellular	$3,996,853	$3,892,747	$3,918,836	$104,106	3%	$(26,089)	(1)%
TDS Telecom	1,158,043	1,088,312	947,003	69,731	6%	141,309	15%
All other[1]	21,345	28,379	35,397	(7,034)	(25)%	(7,018)	(20)%

Total operating revenues	5,176,241	5,009,438	4,901,236	166,803	3%	108,202	2%
Operating expenses
U.S. Cellular	3,683,911	4,036,137	3,771,971	(352,226)	(9)%	264,166	7%
TDS Telecom	1,078,583	1,098,683	902,171	(20,100)	(2)%	196,512	22%
All other[1] [2]	16,676	64,482	(8,265)	(47,806)	(74)%	72,747	>100%

Total operating expenses	4,779,170	5,199,302	4,665,877	(420,132)	(8)%	533,425	11%
Operating income (loss)
U.S. Cellular	312,942	(143,390)	146,865	456,332	>100%	(290,255)	>(100)%
TDS Telecom	79,460	(10,371)	44,832	89,831	>100%	(55,203)	>(100)%
All other[1] [2]	4,669	(36,103)	43,662	40,772	>100%	(79,765)	>(100)%

Total operating income (loss)	397,071	(189,864)	235,359	586,935	>100%	(425,223)	>(100)%
Other income (expenses)
Equity in earnings of unconsolidated entities	140,076	131,965	132,714	8,111	6%	(749)	(1)%
Interest and dividend income	38,783	16,957	9,092	21,826	>100%	7,865	87%
Gain (loss) on investments	–	–	14,547	–	N/M	(14,547)	N/M
Interest expense	(141,719)	(111,397)	(98,811)	(30,322)	(27)%	(12,586)	(13)%
Other, net	391	115	(37)	276	>100%	152	>100%

Total other income (expenses)	37,531	37,640	57,505	(109)	–	(19,865)	(35)%

Income (loss) before income taxes	434,602	(152,224)	292,864	586,826	>100%	(445,088)	>(100)%
Income tax expense (benefit)	171,992	(4,932)	126,043	176,924	>100%	(130,975)	>(100)%

Net income (loss)	262,610	(147,292)	166,821	409,902	>100%	(314,113)	>(100)%
Less: Net income (loss) attributable to noncontrolling interests, net of tax	43,573	(10,937)	24,894	54,510	>100%	(35,831)	>(100)%

Net income (loss) attributable to TDS shareholders	219,037	(136,355)	141,927	355,392	>100%	(278,282)	>(100)%
Preferred dividend requirement	(49)	(49)	(49)	–	–	–	–

Net income (loss) available to common shareholders	$218,988	$(136,404)	$141,878	$355,392	>100%	$(278,282)	>(100)%

Capital expenditures	$759,368	$770,577	$909,660	$(11,209)	(1)%	$(139,083)	(15)%

N/M – Percentage change not meaningful

1
Consists of corporate and other operations and intercompany eliminations.

2
In 2015 and 2013, TDS recognized an incremental gain compared to U.S. Cellular of $11.9 million on the Tower Sale and $53.5 million upon closing of the Divestiture Transaction, respectively, as a result of lower asset basis in the assets disposed. In 2014, TDS recognized expenses of $20.2 million related to exit and disposal activities due to a License Purchase and Customer Recommendation Agreement between U.S. Cellular and Airadigm. See Note 6 — Acquisitions, Divestitures and Exchanges for additional information related to these transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Revenues (Dollars in millions)
2015-2014 Commentary

TDS' 3% increase in operating revenues was driven by Equipment sales revenues at U.S. Cellular due primarily to an increasing number of customers choosing equipment installment plans. Cable acquisitions completed in 2014 also contributed to the improvement.

2014-2013 Commentary

Cable and HMS acquisitions completed in 2013 and 2014 drove the 2% increase in TDS's operating revenues in 2014. This was partially offset by a decrease in U.S. Cellular's operating revenues which experienced a decline in retail service revenue and inbound roaming and an improvement in Equipment sales revenue due primarily to the implementation of equipment installment plans on a broad basis in 2014.

Refer to individual segment discussions in this MD&A for additional details on operating revenues at the segment level.

Operating expenses

TDS' operating expenses decreased by 8% from 2014. Expenses associated with ongoing operations of TDS, specifically Cost of equipment and products, decreased due primarily to an overall lower average price per unit on a fewer number of devices sold in the wireless operations. Additionally, effective cost management of Selling, general and administrative expenses contributed to the decline in operating expenses. Operating cost improvements were partially offset by additional expenses added to support the newly acquired cable operations in 2014. Further contributing to the improvement was increased gains on divestiture and exchange transactions recognized in 2015. Such gains were $282.8 million in 2015 and $128.8 million in 2014. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these gains.

TDS' operating expenses increased by 11% from 2013 to 2014. Cable and HMS acquisitions completed in 2013 and 2014 partially drove the increase as well as an increase in Cost of equipment and products associated with higher cost per wireless device as U.S. Cellular's customers' preferences shifted toward higher priced devices. Significant gains recognized in 2013 related to divestiture and exchange transactions also contributed to the increased operating expenses from 2013 to 2014. Such gains were $128.8 million in 2014 and $556.1 million in 2013. This was partially offset by accelerated depreciation expense recognized as a result of the Divestiture Transaction in 2013 and a year-over-year decrease caused by the NY1 and NY2 Deconsolidation in 2013. The NY1 and NY2 Deconsolidation and the Divestiture Transaction are discussed in Note 8 — Investments in Unconsolidated Entities and Note 6 — Acquisitions, Divestitures and Exchanges, respectively, in the Notes to Consolidated Financial Statements.

Refer to individual segment discussions in this MD&A for additional details on operating expenses at the segment level.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents TDS' share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. TDS' investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $74.0 million, $71.8 million and $78.4 million to Equity in earnings of unconsolidated entities in 2015, 2014 and 2013, respectively.

Interest and dividend income

Interest and dividend income increased due to imputed interest income recognized on equipment installment plans of $33.9 million and $8.7 million in 2015 and 2014, respectively. See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gain (loss) on investments

In connection with the NY1 & NY2 Deconsolidation, TDS recognized a non-cash pre-tax gain of $14.5 million which was recorded in Gain (loss) on investments in 2013. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased from 2014 to 2015 due primarily to U.S. Cellular's issuance of $275 million of 7.25% Senior Notes in December 2014 and the $225 million Term Loan in July 2015. Interest expense increased from 2013 to 2014 due primarily to a decrease in capitalized interest related to network and systems projects.

Income tax expense

The effective tax rates on Income before income taxes and extraordinary items ("pre-tax income") for 2015, 2014 and 2013 were 39.6%, 3.2% and 43.0%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2015 — The effective tax rate for 2015 is consistent with a normalized tax rate inclusive of federal and state tax. There were no significant discrete items that impacted the rate.

2014 — The effective tax rate for 2014 includes tax expense of $38.5 million related to valuation allowances recorded against certain state deferred tax assets, higher tax expense of $18.3 million due to the tax effects of a nondeductible impairment of Goodwill, and a tax benefit of $10.8 million related to a release of valuation allowance on federal net operating losses previously limited under loss utilization rules. The overall effective tax rate is lower due to the effect of these items combined with the loss in 2014 in Income (loss) before income taxes.

2013 — The effective tax rate for 2013 includes tax expense of $14.9 million related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction, and a tax benefit of $5.5 million resulting from statute of limitation expirations. The NY1 and NY2 Deconsolidation and the Divestiture Transaction are discussed in Note 8 — Investments in Unconsolidated Entities and Note 6 — Acquisitions, Divestitures and Exchanges, respectively, in the Notes to Consolidated Financial Statements.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for further information on the effective tax rate.

Net income (loss) attributable to noncontrolling interests, net of tax

Net income (loss) attributable to noncontrolling interests, net of tax includes the noncontrolling public shareholders' share of U.S. Cellular's net income (loss), the noncontrolling shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income (loss) and other TDS noncontrolling interests.

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Net income (loss) attributable to noncontrolling interests, net of tax
U.S. Cellular noncontrolling public shareholders'	$38,230	$(6,826)	$21,775
Noncontrolling shareholders' or partners'	5,343	(4,111)	3,119

	$43,573	$(10,937)	$24,894

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings (Dollars in millions)

2015-2014 Commentary

Adjusted EBITDA increased due primarily to increased revenues and decreased cash expenses in U.S. Cellular's operations. U.S. Cellular's Loss on equipment (Equipment sales less Cost of equipment sold) decreased $291.5 million from 2014 to 2015 as a result of the continued adoption of equipment installment plans, less devices sold, and a lower average cost per device sold. Net income (loss) increased from 2014 to 2015 due to the same reasons as Adjusted EBITDA, and also due to an increase in Gain on sale of business and other exit costs in U.S. Cellular, and a Loss on impairment of Goodwill recognized in the HMS segment in 2014.

2014-2013 Commentary

Adjusted EBITDA decreased due primarily to decreased revenues and increased cash expenses in U.S. Cellular's operations. U.S. Cellular's Service revenues declined due to a decrease in the average retail customer base and a decrease in Inbound roaming revenue, among other factors. Net income (loss) decreased from 2013 to 2014 due to the same reasons as Adjusted EBITDA, and also due to a decrease in both Gain on sale of business and other exit costs and Gain on license sales and exchanges in U.S. Cellular. In addition, a Loss on impairment of Goodwill recognized in the HMS segment in 2014 further decreased Net income from 2013 to 2014.

* Represents a non-GAAP measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. CELLULAR OPERATIONS

BUSINESS OVERVIEW

U.S. Cellular owns, operates, and invests in wireless markets throughout the United States. U.S. Cellular is an 84%-owned subsidiary of TDS. U.S. Cellular's strategy is to attract and retain wireless customers through a value proposition comprised of a high-quality network, outstanding customer service, and competitive devices, plans, and pricing, all provided with a local focus.

OPERATIONS

▪
Serves approximately 4.9 million customers including 4.4 million postpaid and 0.4 million prepaid customers.

▪
Operates in 23 states.

▪
Employs approximately 6,400 employees.

▪
Headquartered in Chicago, Illinois.

▪
6,297 cell sites including 3,978 owned towers in service.

SIGNIFICANT TRENDS AND DEVELOPMENTS

Technology and Support Systems:

▪
U.S. Cellular continued to deploy 4G LTE as a result of U.S. Cellular's strategic initiative to enhance its network. 4G LTE now reaches 99% of postpaid customers and 98% of cell sites. The adoption of data-rich smartphones and connected devices is driving significant growth in data traffic. At the end of the year, 72% of postpaid customers had 4G capable devices, with the LTE network handling 81% of data traffic. Also, U.S. Cellular began user trials related to VoLTE technology to allow customers to utilize the LTE network for both voice and data services, and these trials are anticipated to continue into 2016.

▪
In 2015, U.S. Cellular spent $285.8 million in cash for license acquisitions, the majority of which came from U.S. Cellular's participation in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Advantage Spectrum was the provisional winning bidder of 124 AWS licenses for an aggregate bid of $338.3 million, after its expected designated entity discount of 25%. Advantage Spectrum's bid amount, less the initial deposit amount of $60.0 million paid in 2014, was paid to the FCC in March 2015. These licenses have not yet been granted by the FCC. U.S. Cellular's strategy is to continue to obtain interests in and access to wireless licenses in current operating markets. This strategy will help ensure adequate spectrum to deliver a best-in-class network that meets the growing capacity and speed requirements of U.S. Cellular customers.

Asset Management:

▪
U.S. Cellular continued to pursue opportunities to monetize non-strategic assets to support investment in the business. In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for $159.0 million in cash. The gain recognized was $3.8 million and $108.2 million in 2014 and 2015, respectively. This agreement and related transactions are referred to as the "Tower Sale."

▪
Additionally, U.S. Cellular entered into various agreements to transfer certain non-operating licenses to third parties in exchange for receiving licenses in operating markets and cash. In connection with these various agreements, U.S. Cellular received cash totaling $145.0 million and recognized an aggregate pre-tax gain of $149.1 million in 2015.

▪
In January 2016, U.S. Cellular entered into an agreement to purchase a 700 MHz A Block license for $36.0 million. The transaction is expected to close in the third quarter of 2016 pending regulatory approval. In February 2016, U.S. Cellular entered into multiple agreements with third parties that provide for the transfer of certain AWS and PCS spectrum licenses and approximately $30 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses to the third parties. The transactions are subject to regulatory approval and other customary closing conditions, and are expected to close in 2016. Upon closing of the transactions, U.S. Cellular expects to recognize a gain.

Products and Services:

▪
U.S. Cellular continued to leverage competitive value-based pricing for its plans and services, including equipment installment plan offerings. U.S. Cellular will continue to offer equipment installment plans in 2016. To the extent that customers adopt these plans, U.S. Cellular expects an increase in equipment sales revenues. However, certain of the equipment installment plans provide the customer with a reduction in the monthly access charge for the device; thus, to the extent that existing customers adopt such plans, U.S. Cellular expects a reduction in retail service revenues and ARPU.

▪
U.S. Cellular launched iconic Samsung and Apple devices and expanded the portfolio of tablets and connected devices in line with the strategic initiative to increase gross additions, reduce churn, and increase data usage.

▪
U.S. Cellular continued to expand distribution through third-party national and on-line retailers. As a growing base of customers purchase wireless service outside of corporate and agent owned locations, U.S. Cellular will continue to explore new relationships with additional third-party retailers as part of the strategy to expand distribution.

▪
U.S. Cellular also expanded its solutions available to business and government customers, including a growing suite of machine-to-machine solutions across various categories. U.S. Cellular will continue to enhance its advanced wireless services and connected solutions for consumer, business and government customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONAL OVERVIEW

Retail Customer Composition December 31, 2015

Postpaid Customer Results

2015-2014 Commentary

Postpaid customers comprised approximately 92% of U.S. Cellular's retail customers at December 31, 2015. U.S. Cellular believes the increase in net additions in 2015 is a result of competitive products and services priced to offer the best value to customers, improved speed to market for product offerings, and expanded equipment installment plan offerings. U.S. Cellular also believes postpaid churn continued to decline from 2014 levels due to an improved customer experience and strong retention programs. Total retail customers at the period ended December 31, 2015, 2014 and 2013 were 4,796,000, 4,646,000 and 4,610,000, respectively.

2014-2013 Commentary

Postpaid customers comprised approximately 93% of U.S. Cellular's retail customers at December 31, 2014. Postpaid churn in 2013 and the first half of 2014 was adversely affected by the billing system conversion in 2013; however it improved over the course of 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Quarterly Postpaid Churn Rate

Smartphone Penetration

2015-2014 Commentary

Smartphone penetration increased to 74% of the postpaid handset customer base, up from 65% a year ago.

The percentage of postpaid handset customers with feature phones has continued to decrease from 35% in 2014 to 26% in 2015 and is expected to continue declining as handset gross additions consist primarily of smartphones. During the fourth quarter of 2015, smartphones represented 91% of total handset sales.

Continued growth in revenues and costs related to data products and services may result in increased operating expenses and the need for additional investment in spectrum, network capacity and network enhancements.

2014-2013 Commentary

Smartphone penetration increased to 65% of the postpaid handset customer base, up from 53% a year ago. This contributed to increased service revenues from data.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Postpaid ARPU/ABPU

Postpaid ARPA/ABPA

2015-2014 Commentary

Postpaid ARPU decreased in 2015 due to industry-wide price competition, including discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal partially offset by the continued adoption of smartphones and shared data plans. The increase in postpaid ARPA is the result of increased postpaid connections per account driven by increased connected device penetration.

U.S. Cellular implemented equipment installment plans on a broad basis in 2014. These plans increase equipment sales revenue as customers pay for their wireless devices in installments at a total device price that is generally higher than the device price offered to customers in conjunction with alternative plans that are subject to a service contract. Equipment installment plans also have the impact of reducing service revenues as many equipment installment plans provide for reduced monthly access charges. In order to reflect the ARPU and ARPA trend for the impact of equipment installment plans in 2014 and 2015, U.S. Cellular has also presented ARPU and ARPA plus average monthly equipment installment plan billings per customer (ABPU) and account (ABPA), respectively. U.S. Cellular believes presentation of these measures is useful in order to reflect the trends in total revenues per customer and account.

2014-2013 Commentary

The increases are a result of increased smartphone penetration, increased adoption of shared data plans, and the special issuance of loyalty rewards points which negatively impacted these metrics in 2013, partially offset by discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL OVERVIEW

The Divestiture Transaction and the NY1 & NY2 Deconsolidation were consummated in the second quarter of 2013 as further described in Note 6 — Acquisitions, Divestitures and Exchanges and Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements. The information presented below includes the Divestiture Markets and the NY1 & NY2 Partnerships for the portion of 2013 prior to the respective transactions.

Components of Operating Income (Loss)

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Retail service	$2,994,353	$3,012,984	$3,165,496	$(18,631)	(1)%	$(152,512)	(5)%
Inbound roaming	191,801	224,090	263,186	(32,289)	(14)%	(39,096)	(15)%
Other	164,277	160,863	166,091	3,414	2%	(5,228)	(3)%

Service revenues	3,350,431	3,397,937	3,594,773	(47,506)	(1)%	(196,836)	(5)%
Equipment sales	646,422	494,810	324,063	151,612	31%	170,747	53%

Total operating revenues	3,996,853	3,892,747	3,918,836	104,106	3%	(26,089)	(1)%
System operations (excluding Depreciation, amortization and accretion reported below)	775,042	769,911	763,435	5,131	1%	6,476	1%
Cost of equipment sold	1,052,810	1,192,669	999,000	(139,859)	(12)%	193,669	19%
Selling, general and administrative	1,493,730	1,591,914	1,677,395	(98,184)	(6)%	(85,481)	(5)%

	3,321,582	3,554,494	3,439,830	(232,912)	(7)%	114,664	3%
Operating cash flow*	675,271	338,253	479,006	337,018	100%	(140,753)	(29)%
Depreciation, amortization and accretion	606,455	605,997	803,781	458	–	(197,784)	(25)%
(Gain) loss on asset disposals, net	16,313	21,469	30,606	(5,156)	(24)%	(9,137)	(30)%
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)	(80,725)	>(100)%	213,937	87%
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)	(33,891)	(30)%	142,486	56%

Total operating expenses	3,683,911	4,036,137	3,771,971	(352,226)	(9)%	264,166	7%

Operating income (loss)	$312,942	$(143,390)	$146,865	$456,332	>100%	$(290,255)	>(100)%

Adjusted EBITDA*	$852,152	$480,325	$615,204	$371,827	77%	$(134,879)	(22)%

Capital expenditures	$533,053	$557,615	$737,501	$(24,562)	(4)%	$(179,886)	(24)%

*
Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total Operating Revenues (Dollars in millions)

Service revenues consist of:

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Charges for access, airtime, roaming, recovery of regulatory costs and value added services, including data products and services ("retail service")

▪

Charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming

▪

Amounts received from the Federal USF

▪

Tower rental revenues

Equipment revenues consist of:

▪

Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:

2015-2014 Commentary

Total operating revenues

Service revenues decreased as a result of (i) a decrease in retail service revenues driven by industry-wide price competition, including discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal; and (ii) reductions in inbound roaming revenue driven by lower roaming rates. Such reductions were partially offset by an increase in the average customer base, continued adoption of shared data plans, and the $58.2 million of revenue recognized in 2015 from unredeemed rewards points upon termination of U.S. Cellular's rewards program.

Revenue representing amounts received from the Federal USF for the year ended December 31, 2015 was $92.1 million, which remained flat year over year. Pursuant to the FCC's Reform Order ("Reform Order"), U.S. Cellular's current Federal USF support is being phased down at the rate of 20% per year beginning July 1, 2012. The Phase II Mobility Fund was not operational as of July 2014 and, therefore, as provided by the Reform Order, the phase down was suspended at 60% of the baseline amount. U.S. Cellular will continue to receive USF support at the 60% level until the FCC takes further action. At this time, U.S. Cellular cannot predict what changes that the FCC might make to the USF high cost support program and, accordingly, cannot predict whether such changes will have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Equipment sales revenues increased due primarily to an increase in average revenue per device sold driven by sales under equipment installment plans, a mix shift to smartphones and connected devices and an increase in accessory sales, partially offset by a decrease in the number of devices sold. Equipment installment plan sales contributed $350.7 million and $190.4 million in 2015 and 2014, respectively.

System operations expenses

Maintenance, utility and cell site expenses increased $13.3 million, or 4%, reflecting higher support costs and utility usage for the expanded 4G LTE network and the completion of certain tower maintenance and repair projects.

Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $19.4 million, or 11%, driven primarily by an increase in data roaming usage, partially offset by lower rates and voice volume.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Customer usage expenses decreased $27.6 million, or 13%, driven by lower fees for platform and content providers, a decrease in long distance charges driven by rate reductions, and a decrease in circuit costs from the migration to LTE.

U.S. Cellular expects system operations expenses to increase in the future to support the continued growth in cell sites and other network facilities as it continues to add capacity, enhance quality and deploy new technologies as well as to support increases in total customer usage, particularly data usage. However, these increases are expected to be offset to some extent by cost savings generated by shifting data traffic to the 4G LTE network from the 3G network.

Cost of equipment sold

The decrease in Cost of equipment sold is a result of an 11% reduction in devices sold and a decrease in the average cost per device sold driven by the lower cost of smartphones and connected devices. Cost of equipment sold in 2015 included $448.7 million related to equipment installment plan sales compared to $280.3 million in 2014. Loss on equipment was $406.4 million and $697.9 million for 2015 and 2014, respectively.

Selling, general and administrative expenses

Selling expenses decreased $20.5 million, or 3%, due primarily to lower agent and retail commission expenses driven by fewer activations and renewals, partially offset by increased advertising expenses.

General and administrative expenses decreased $77.7 million, or 9%, due primarily to lower consulting expenses related to the billing system and customer service operations, and lower rates for roamer administration.

Depreciation, amortization and accretion expense

Depreciation, amortization and accretion expense remained relatively flat year over year.

(Gain) loss on asset disposals, net

The decrease in Loss on asset disposals was due primarily to fewer write-offs and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

The net gain in 2015 was due primarily to a $108.2 million gain recognized on the Tower Sale. The net gain in 2014 was due primarily to $29.3 million of gain related to the continuing impact of the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges, net

The net gains in 2015 and 2014 were due to license sales and exchanges with third parties. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

2014-2013 Commentary

Total operating revenues

Service revenues decreased as a result of a decrease in the average customer base (including the reductions caused by the Divestiture Transaction and NY1 and NY2 Deconsolidation) and a reduction in revenues from the Federal USF. A decrease in Inbound roaming revenues caused by reductions in inbound roaming rates and voice volumes partially offset by higher inbound roaming data usage further contributed to the decrease in service revenues.

Such reductions were partially offset by increased revenues as a result of higher smartphone penetration and tower rental revenues.

Equipment sales revenues increased due to an increase in the average revenue per device sold due primarily to the implementation of equipment installment plans on a broad basis in 2014, and increases in the sales of connected devices and accessories. This increase is partially offset by a decrease in sales of other device categories, primarily the feature phone category, and the effects of the Divestiture Transaction and the NY1 & NY2 Deconsolidation. Equipment installment plan sales contributed $190.4 million and $0.8 million in 2014 and 2013, respectively.

System operations expenses

Maintenance, utility and cell site expenses increased $26.6 million, or 8%, reflecting higher support costs for the expanded 4G LTE network and completion of certain maintenance projects, partially offset by the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $5.8 million, or 3%, driven primarily by an increase in data roaming usage, partially offset by lower rates, lower voice usage, and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.

Customer usage expenses decreased $25.9 million, or 11%, driven by impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation, by lower fees for platform and content providers, a decrease in long distance charges driven by rate reductions, and a decrease in circuit costs from LTE migration.

Cost of equipment sold

The increase in Cost of equipment sold was the result of a 22% increase in the average cost per device sold, which more than offset the impact of selling fewer devices. Average cost per device sold increased due to general customer preference for higher priced 4G LTE smartphones and tablets. Cost of equipment sold in 2014 includes $280.3 million related to equipment installment plan sales compared to $0.8 million in 2013. Loss on equipment was $697.9 million and $674.9 million for 2014 and 2013, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $85.5 million, or 5%, in 2014 due to the impacts of the Divestiture Transaction, NY1 & NY2 Deconsolidation and lower consulting expenses in 2014 related to the billing system conversion in the prior year.

Depreciation, amortization and accretion expense

Depreciation, amortization and accretion decreased due to acceleration of Depreciation, amortization and accretion resulting from the Divestiture Transaction. Accelerated depreciation resulting from the Divestiture Transaction was $13.1 million and $158.5 million in 2014 and 2013, respectively.

(Gain) loss on asset disposals, net

The decrease in Loss on asset disposals was due primarily to fewer write-offs and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

The net gain in 2014 and 2013 was due primarily to $29.3 million and $248.4 million of gain recognized related to the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges

The net gain in 2014 and 2013 was due to license sales and exchanges with third parties. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TDS TELECOM OPERATIONS

BUSINESS OVERVIEW

TDS Telecom operates in three reportable segments: Wireline, Cable and HMS. The overall strategy for the Wireline and Cable businesses is to own the best pipe in the market in order to capitalize on data growth and the need for higher broadband speeds. In addition, through its HMS business, TDS Telecom provides a wide range of Information Technology ("IT") services including colocation, dedicated hosting, hosted application management, cloud computing services and planning, engineering, procurement, installation, sales and management of IT infrastructure hardware solutions.

OPERATIONS

▪
Wireline and Cable serve approximately 1.2 million broadband, video and voice connections in 34 states.

▪
Wireline operates 105 incumbent local exchange carriers ("ILEC") in 25 states and competitive local exchange carriers ("CLEC") in 4 states.

▪
Cable operates primarily in Colorado, New Mexico, Texas, Utah and Oregon.

▪
HMS operates a total of eight data centers. It owns two data centers in Iowa, one each in Minnesota, Wisconsin, Colorado and Oregon and it leases two data centers in Arizona.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIGNIFICANT TRENDS AND DEVELOPMENTS

Acquisition/ Divestiture:

▪
TDS Telecom entered the cable business with the acquisition of substantially all of the assets of Baja Broadband, LLC ("Baja") on August 1, 2013, which operates cable systems in markets primarily in Colorado, New Mexico, Texas, and Utah. Baja was rebranded as TDS in 2015. On September 1, 2014, TDS Telecom expanded it cable operations with the acquisition of substantially all of the assets of a group of companies operating as BendBroadband ("BendBroadband"), headquartered in Bend, Oregon. As part of the agreement, a Tier III data center providing colocation and managed services and a cable advertising and broadcast business were also acquired. The operations of the data center are included in the HMS segment. The operations of the cable and the advertising and broadcast businesses are included in the Cable segment. Through its Cable operations, TDS Telecom is expanding broadband services while leveraging its core competencies in network management and customer focus. Additionally, TDS Telecom will continue to pursue cable acquisitions that meet its criteria of having favorable competitive environments, attractive market demographics and the ability to grow broadband penetration.

▪
As a result of continually reviewing all of its operations, in 2015 and 2014, TDS Telecom divested certain ILEC markets that it considered non-strategic. On an annualized basis these ILEC divestitures collectively represented approximately 1% of TDS Telecom 2015 Total operating revenues.

▪
In 2013, TDS Telecom acquired 100% of the outstanding shares of MSN Communications, Inc. ("MSN") for $43.6 million in cash. MSN is an information technology solutions provider whose service offerings complement the HMS portfolio of products.

Technology & Support Systems:

▪
TDS Telecom's Wireline segment continued to upgrade and expand its network to respond to the needs of its customers for greater bandwidth and advanced technologies. Where economically feasible, TDS Telecom is deploying fiber technology to provide internet speeds of up to 1 Gigabits per second ("Gbps"). In non-fiber markets, TDS Telecom offers speeds reaching up to 50 Megabits per second ("Mbps") using a bonded product.

▪
TDS Telecom launched ARRIS' Whole Home Solution branded as CatchTV, and TV Everywhere, and successfully trialed managedIP services in certain cable markets. TDS Telecom has continued to make capacity investments in its cable markets in line with its strategy to increase broadband penetration in those markets.

▪
Beginning in 2014 TDS Telecom was able to offer a full suite of end-to-end IT solutions through its OneNeck IT Solutions unified brand. These integration efforts continued in 2015 across all markets.

▪
TDS Telecom launched a data center in Colorado and completed a Madison data center expansion in 2015. TDS Telecom will continue to explore additional facility expansion, reconfiguration, and development opportunities in 2016 and beyond.

Products and Services:

▪
In 2015, TDS Telecom continued rolling out IPTV, branded as TDS TV, to new markets in order to leverage its high-speed network. TDS TV provides customers with connected-home DVRs, video-on-demand ("VOD") and TV Everywhere. TDS Telecom has now launched TDS TV in 27 markets, enabling 167,000 service addresses, which is roughly 23% of its service addresses. Where TDS TV is not available, TDS Telecom partners with a satellite TV provider to allow for triple or double play bundling.

▪
TDS Telecom strives to be the preferred broadband provider in its ILEC residential markets. As such, TDS Telecom continues to invest to offer higher speed data service. As of December 31, 2015, TDS Telecom was able to provide broadband service to 94% of its ILEC physical access lines. At December 31, 2015, 65% of the service addresses in its ILEC markets had 10 Mbps or faster service available and 36% of the service addresses in its ILEC markets had 25 Mbps or faster service available.

▪
TDS Telecom continues to focus its commercial sales on managedIP. TDS managedIP is available in Wireline markets that cover 88% of all commercial customers at December 31, 2015 and is also available in certain cable markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL OVERVIEW

Components of Operating Income (Loss)

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Operating revenues
Wireline	$700,903	$716,422	$726,567	$(15,519)	(2)%	$(10,145)	(1)%
Cable	174,966	116,855	35,883	58,111	50%	80,972	>100%
HMS	286,795	258,732	185,616	28,063	11%	73,116	39%
Intra-company elimination	(4,621)	(3,697)	(1,063)	(924)	(25)%	(2,634)	>(100)

TDS Telecom operating revenues	1,158,043	1,088,312	947,003	69,731	6%	141,309	15%
Operating expenses
Wireline	612,346	617,948	661,561	(5,602)	(1)%	(43,613)	(7)%
Cable	168,627	116,565	35,927	52,062	45%	80,638	>100%
HMS	302,231	367,867	205,746	(65,636)	(18)%	162,121	79%
Intra-company elimination	(4,621)	(3,697)	(1,063)	(924)	(25)%	(2,634)	>(100)

TDS Telecom operating expenses	1,078,583	1,098,683	902,171	(20,100)	(2)%	196,512	22%

TDS Telecom operating income (loss)	$79,460	$(10,371)	$44,832	$89,831	>100%	$(55,203)	>(100)%

Adjusted EBITDA*	$306,029	$298,042	$249,474	$7,987	3%	$48,568	19%

Capital expenditures	$219,065	$208,063	$164,858	$11,002	5%	$43,205	26%

*
Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

Operating Revenues (Dollars in millions)

Key components of changes in the statement of operations items were as follows:

2015-2014 Commentary

Total operating revenues

Operating revenues increased in 2015 due to $55.5 million from Cable acquisitions, offset by declines in Wireline commercial and wholesale revenues of $19.3 million. HMS equipment sales increased $21.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total operating expenses

Operating expenses decreased in 2015 due to the impact of an $84.0 million non-cash goodwill impairment loss in 2014 offset by a $43.8 million increase from Cable acquisitions. HMS equipment cost of goods sold increased $16.6 million.

2014-2013 Commentary

Total operating revenues

Operating revenues increased in 2014 due primarily to $164.5 million from Cable and HMS acquisitions.

Total operating expenses

Operating expenses increased in 2014 due primarily to $160.6 million from Cable and HMS acquisitions and an $84.0 million non-cash goodwill impairment loss, which was partially offset by a $43.6 million decrease in Wireline expenses.

An $84.0 million loss on impairment of goodwill was recognized in the HMS segment during the quarter ended September 30, 2014. See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for more information related to this impairment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELINE OPERATIONS

BUSINESS OVERVIEW

TDS Telecom's Wireline business provides broadband, video and voice services. These services are provided to residential, commercial, and wholesale customers in a mix of rural, small town and suburban markets, with the largest concentration of its customers in the Upper Midwest and the Southeast. TDS Telecom's strategy is to offer its residential customers broadband, video, and voice services through value-added bundling. In its commercial business TDS Telecom's focus is on small- to medium-sized businesses and its sales efforts emphasize advanced IP-based voice and data services.

OPERATIONAL OVERVIEW

ILEC Residential Customers by Broadband Speeds	Wireline Residential Revenue per Connection

Residential broadband customers are increasingly choosing higher speeds in ILEC markets with 47% choosing speeds of 10 Mbps or greater, and 16% choosing speeds of 25 Mbps or greater, driving increases in average revenue per connection.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Residential Connections	Commercial Connections

TDS Telecom added 11,000 IPTV connections in 2015 with expansion into nine new markets. Voice connections continued to decline in 2015.	TDS managedIP connections grew in 2015; however, this did not completely offset the decline in voice connections.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL OVERVIEW — WIRELINE

Components of Operating Income (Loss)

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Service revenues
Residential	$296,943	$293,304	$293,217	$3,639	1%	$87	–
Commercial	220,643	229,306	229,715	(8,663)	(4)%	(409)	–
Wholesale	181,352	191,976	200,440	(10,624)	(6)%	(8,464)	(4)%

Total service revenues	698,938	714,586	723,372	(15,648)	(2)%	(8,786)	(1)%
Equipment and product sales	1,965	1,836	3,195	129	7%	(1,359)	(43)%

Total operating revenues	700,903	716,422	726,567	(15,519)	(2)%	(10,145)	(1)%
Cost of services (excluding depreciation, amortization and accretion reported below)	254,879	256,878	266,635	(1,999)	(1)%	(9,757)	(4)%
Cost of equipment and products	2,212	2,336	3,831	(124)	(5)%	(1,495)	(39)%
Selling, general and administrative	193,850	189,956	220,097	3,894	2%	(30,141)	(14)%

	450,941	449,170	490,563	1,771	–	(41,393)	(8)%
Operating cash flow*	249,962	267,252	236,004	(17,290)	(6)%	31,248	13%
Depreciation, amortization and accretion	165,841	169,044	170,868	(3,203)	(2)%	(1,824)	(1)%
(Gain) loss on asset disposals, net	5,094	2,091	130	3,003	>100%	1,961	>100%
(Gain) loss on sale of business and other exit costs, net	(9,530)	(2,357)	–	(7,173)	>(100)%	(2,357)	N/M

Total operating expenses	612,346	617,948	661,561	(5,602)	(1)%	(43,613)	(7)%

Total operating income	$88,557	$98,474	$65,006	$(9,917)	(10)%	$33,468	51%

Adjusted EBITDA*	$252,150	$269,624	$237,568	$(17,474)	(6)%	$32,056	13%

Capital expenditures	$140,433	$135,805	$140,009	$4,628	3%	$(4,204)	(3)%

N/M – Not meaningful

*
Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Revenues (Dollars in millions)

Residential revenues consist of:

▪

Broadband services, including fiber-based and digital and other premium and enhanced data services

▪

IPTV and satellite video

▪

Voice services

Commercial revenues consist of:

▪

TDS managedIP voice and data services

▪

High-speed and dedicated business internet services

▪

Voice services

Wholesale revenues consist of:

▪

Network access services to interexchange carriers for the origination and termination of interstate and intrastate long distance phone calls on TDS Telecom's network and special access services to carriers and others

▪

Amounts received from state and Federal USF

Key components of changes in the statement of operations items were as follows:

2015-2014 Commentary

Total operating revenues

Residential revenues increased in 2015 as growth in data and IPTV more than offset the decline in legacy voice services. A 2% increase in average revenue per residential connection driven by price increases for broadband and video services, growth in customers opting for faster broadband speeds and growth in customers selecting higher-tier IPTV packages increased revenues $1.3 million. IPTV average connections grew 53% increasing revenues $9.4 million, while average legacy voice connections declined by 4% decreasing revenues by $4.9 million.

Commercial revenues decreased in 2015 as declining legacy voice and data connections reduced revenues $13.9 million, while 8% growth in average managedIP connections increased commercial revenues $5.5 million.

In 2015, TDS Telecom received $74.6 million in wholesale revenues under Federal USF programs. At this time, TDS Telecom cannot predict what changes that the FCC might make to the USF high cost support program and, accordingly, cannot predict whether such changes will have a material adverse effect on TDS Telecom's business, financial condition or results of operations.

Wholesale revenues decreased in 2015 due primarily to a $4.4 million reduction in revenues received through inter-state and intra-state regulatory support mechanisms and $1.6 million due to an 11% reduction in intra-state minutes-of-use.

Cost of services

Cost of services decreased in 2015 due primarily to $10.8 million in reduced costs of provisioning circuits, purchasing unbundled network elements and providing long-distance services, offset by $7.2 million in increased charges related to the growth in IPTV.

Selling, general and administrative expenses

Selling, general and administrative expenses increased in 2015 due to $3.8 million of employee-related expenses and a $2.0 million increase in Federal USF contribution expense.

Gain on sale of business and other exit costs, net

Divestitures of certain Wireline companies resulted in a Gain on sale of business and other exit costs, net in 2015 and 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2014-2013 Commentary

Total operating revenues

Residential revenues were relatively unchanged from the prior year. Legacy voice connections declined by 5%, decreasing revenues by $7.1 million, while IPTV connections grew 73% increasing revenues $6.6 million. A 1% increase in average revenue per residential connection driven by price increases for broadband services, growth in customers opting for faster broadband speeds and growth in customers selecting higher-tier IPTV packages increased revenues $1.8 million.

Commercial revenues were relatively unchanged from the prior year. Decreases in revenue from declining legacy voice and data connections exceeded increases in revenues from a 19% growth in average managedIP connections by $3.1 million. A 1% increase in average revenue per connection driven by price increases on legacy voice and data services and managedIP customers moving to higher speed data services increased commercial revenues $2.8 million.

Wholesale revenues decreased 4% in 2014. Revenues received through inter-state and intra-state regulatory support mechanisms decreased $6.9 million. Wholesale revenues declined $2.7 million due to a 10% reduction in intra-state minutes-of-use.

Cost of services

Costs of providing long-distance services, provisioning circuits and purchasing unbundled network elements decreased by $9.8 million and employee expenses decreased by $5.0 million due primarily to reductions in employees. Charges related to the growth in IPTV increased cost of services $4.5 million.

Selling, general and administrative expenses

The decrease of selling, general and administrative expenses in 2014 was due to cost control efforts. Employee expenses decreased $18.1 million due primarily to reductions in employees, and consulting and IT maintenance charges decreased $2.5 million and $2.1 million, respectively. Federal USF charges decreased $3.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CABLE OPERATIONS

BUSINESS OVERVIEW

TDS Telecom entered the cable business with the acquisition of Baja on August 1, 2013 and the acquisition of BendBroadband on September 1, 2014. TDS Telecom's strategy is to expand its broadband services while leveraging its core competencies in network management and customer focus. TDS Telecom seeks to be the leading provider of broadband and video services in its targeted markets.

OPERATIONAL OVERVIEW

Market Penetration	Cable Connections

Market Penetration is calculated by dividing the number of customer connections by the service addresses passed.	Cable connections grew 5% in 2015 with increases in broadband and voice outpacing declines in video. The growth in 2014 was due primarily to the acquisition of BendBroadband.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL OVERVIEW — CABLE

Components of Operating Income (Loss)

Year Ended December 31,	2015	2014[2]	2013[1]	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Service revenues
Residential	$138,377	$93,985	$29,016	$44,392	47%	$64,969	>100%
Commercial	36,152	22,870	6,867	13,282	58%	16,003	>100%

Total service revenues	174,529	116,855	35,883	57,674	49%	80,972	>100%
Equipment and product sales	437	–	–	437	N/M	–	N/M

Total operating revenues	174,966	116,855	35,883	58,111	50%	80,972	>100%
Cost of services (excluding depreciation, amortization and accretion reported below)	78,758	54,265	17,274	24,493	45%	36,991	>100%
Cost of equipment and products	169	–	–	169	N/M	–	N/M
Selling, general and administrative	53,738	36,175	11,054	17,563	49%	25,121	>100%

	132,665	90,440	28,328	42,225	47%	62,112	>100%
Operating cash flow*	42,301	26,415	7,555	15,886	60%	18,860	>100%
Depreciation, amortization and accretion	35,271	23,643	7,571	11,628	49%	16,072	>100%
(Gain) loss on asset disposals, net	691	2,482	28	(1,791)	(72)%	2,454	>100%

Total operating expenses	168,627	116,565	35,927	52,062	45%	80,638	>100%

Total operating income	$6,339	$290	$(44)	$6,049	>100%	$334	>100%

Adjusted EBITDA*	$42,341	$26,422	$7,557	$15,919	60%	$18,865	>100%

Capital expenditures	$51,573	$35,640	$8,375	$15,933	45%	$27,265	>100%

N/M – Not meaningful

1
Represents the operations of Baja from August 1, 2013 (date of acquisition) to December 31, 2013.

2
Represents the operations of Baja for twelve months and BendBroadband from September 1, 2014 (date of acquisition) to December 31, 2014.

*
Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

Operating Revenues (Dollars in millions)	Residential revenues consist of:

▪

Broadband services utilizing DOCSIS 3.0 technology for high-speed internet, security and support services

▪

Video services including premium programming in HD, multi-room and TV Everywhere offerings

▪

Voice services

Commercial revenues consist of:

▪

Broadband and VoIP services

▪

Voice services

▪

Video services

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Key components of changes in the statement of operations items were as follows:

2015-2014 Commentary

Changes in operating revenues and operating expenses in 2015 are due primarily to acquisitions. Acquisitions contributed $55.5 million to operating revenues. Cable revenues grew 2% excluding acquisitions due primarily to an increase in broadband and voice connections. Acquisitions contributed $43.8 million to operating expenses. The remaining increase is due to higher advertising, plant maintenance and programming content costs.

2014-2013 Commentary

Changes in operating revenues and operating expenses in 2014 are due primarily to acquisitions. Acquisitions contributed $79.4 million to operating revenues. Cable revenues grew 5% excluding acquisitions. Acquisitions contributed $75.5 million to operating expenses. The remaining increase is due to higher programming content costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HMS OPERATIONS

BUSINESS OVERVIEW

Under TDS Telecom's OneNeck IT Solutions brand, TDS Telecom offers a full-suite of IT solutions ranging from equipment resale to full management and hosting of a customer's IT infrastructure and applications. The goal of HMS operations is to create, deliver, and support a platform of IT products and services tailored for mid-market business customers.

FINANCIAL OVERVIEW — HMS

Components of Operating Income (Loss)

Year Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013

(Dollars in thousands)
Service revenues	$116,810	$109,766	$94,875	$7,044	6%	$14,891	16%
Equipment and product sales	169,985	148,966	90,741	21,019	14%	58,225	64%

Total operating revenues	286,795	258,732	185,616	28,063	11%	73,116	39%
Cost of services (excluding depreciation, amortization and accretion reported below)	85,163	77,392	60,423	7,771	10%	16,969	28%
Cost of equipment and products	142,927	126,362	75,991	16,565	13%	50,371	66%
Selling, general and administrative	47,104	53,020	44,945	(5,916)	(11)%	8,075	18%

	275,194	256,774	181,359	18,420	7%	75,415	42%
Operating cash flow*	11,601	1,958	4,257	9,643	>100%	(2,299)	(54)%
Depreciation, amortization and accretion	26,948	26,912	24,262	36	–	2,650	11%
Loss on impairment of assets	–	84,000	–	(84,000)	N/M	84,000	N/M
(Gain) loss on asset disposals, net	89	181	125	(92)	(51)%	56	45%

Total operating expenses	302,231	367,867	205,746	(65,636)	(18)%	162,121	79%

Total operating income (loss)	$(15,436)	$(109,135)	$(20,130)	$93,699	86%	$(89,005)	>(100)%

Adjusted EBITDA*	$11,538	$1,996	$4,349	$9,542	>100%	$(2,353)	(54)%

Capital expenditures	$27,059	$36,618	$16,474	$(9,559)	(26)%	$20,144	>100%

N/M – Not meaningful

*
Represents a non-GAAP financial measure. Refer to Supplemental Information within this MD&A for a reconciliation of this measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Revenues (Dollars in millions)

Service revenues consist of:

▪
Cloud and hosting solutions

▪
Managed services

▪
Enterprise Resource Planning ("ERP") application management

▪
Professional services

▪
Co-location services

▪
IT hardware maintenance services

Equipment revenues consist of:

▪
IT hardware sales

Key components of changes in the statement of operations items were as follows:

2015-2014 Commentary

Growth in recurring services and increases in professional services and maintenance resulted in an increase in Service revenues in 2015. Equipment and product sales revenues from sales of IT infrastructure hardware solutions increased in 2015 due primarily to higher spending by existing customers. There was a corresponding increase in Cost of equipment and products and Cost of services needed to support revenue growth. Selling, general and administrative expenses decreased due to efficiency improvements.

2014-2013 Commentary

Increases in operating revenues and operating expenses in 2014 are due primarily to acquisitions. Acquisitions contributed $85.1 million to operating revenues. Increases in Equipment and product sales revenues were partially offset by $15.4 million in lower spending by existing customers. Acquisitions contributed $85.1 million to operating expenses. Increases in Cost of equipment and products were partially offset by $12.2 million reduced spending on equipment by existing customers.

As a result of interim testing performed during the third quarter of 2014, TDS determined the carrying value of the HMS goodwill exceeded the implied fair value of HMS goodwill. As a result, an $84.0 million impairment loss was recognized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

TDS believes that existing cash and investment balances, funds available under its revolving credit facilities, and expected cash flows from operating and investing activities provide liquidity for TDS to meet its normal day-to-day operating needs and debt service requirements for the coming year.

TDS and its subsidiaries operate capital-intensive businesses. TDS has used internally-generated funds and also has obtained substantial funds from external sources for general corporate purposes. In the past, TDS' existing cash and investment balances, funds available under its revolving credit facilities, funds from other financing sources, including a term loan and other long-term debt, and cash flows from operating, investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for TDS to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions. There is no assurance that this will be the case in the future. It may be necessary from time to time to increase the size of the existing revolving credit facilities, to put in place new credit facilities, or to obtain other forms of financing in order to fund potential expenditures. TDS' liquidity would be adversely affected if, among other things, TDS is unable to obtain short or long-term financing on acceptable terms, TDS makes spectrum license purchases in FCC auctions or from other parties, the LA Partnership does not resume or reduces distributions compared to prior historical levels and/or ETC and/or other regulatory support payments continue to decline. In addition, although sales of assets or businesses by TDS have been an important source of liquidity for TDS in recent periods, TDS does not expect a similar level of such sales in the future, which will reduce a source of liquidity for TDS. In recent years, TDS' credit rating has declined to sub-investment grade.

In certain recent periods, TDS has incurred negative free cash flow (defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment) and this will continue in the future if operating results do not improve. TDS currently expects to have negative free cash flow in 2016. TDS may require substantial additional capital for, among other uses, funding day-to-day operating needs, working capital, acquisitions of providers of wireless or wireline telecommunications services, cable markets, IT services or other businesses, spectrum license or system acquisitions, system development and network capacity expansion, debt service requirements, the repurchase of shares, the payment of dividends, or making additional investments. There can be no assurance that sufficient funds will continue to be available to TDS or its subsidiaries on terms or at prices acceptable to TDS. Insufficient cash flows from operating activities, changes in its credit ratings, defaults of the terms of debt or credit agreements, uncertainty of access to capital, deterioration in the capital markets, reduced regulatory capital at banks which in turn limits their ability to borrow and lend, other changes in the performance of TDS or in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its acquisition, capital expenditure and business development programs, reduce the acquisition of spectrum licenses, and/or reduce or cease share repurchases and/or the payment of dividends. TDS cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Any of the foregoing would have an adverse impact on TDS' businesses, financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments. The primary objective of TDS' Cash and cash equivalents investment activities is to preserve principal. Cash held by U.S. Cellular is for its operational needs and acquisition, capital expenditure and business development programs. TDS does not have direct access to U.S. Cellular cash unless U.S. Cellular pays a dividend on its common stock. U.S. Cellular has no current intention to pay a dividend to its shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TDS Cash and Cash Equivalents (Dollars in millions)

At December 31, 2015, TDS' consolidated cash and cash equivalents totaled $984.6 million. The majority of TDS' Cash and cash equivalents was held in bank deposit accounts and in money market funds that invest exclusively in U.S. Treasury Notes or in repurchase agreements fully collateralized by such obligations. TDS monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Financing

Revolving Credit Facilities

TDS (exclusive of facilities held by U.S. Cellular) and U.S. Cellular have revolving credit facilities available for general corporate purposes including spectrum purchases and capital expenditures, with a maximum borrowing capacity of $400 million and $300 million, respectively. As of December 31, 2015, the unused capacity under these agreements was $399.4 million and $282.5 million, respectively. Neither TDS nor U.S. Cellular borrowed or repaid any cash amounts under their revolving credit facilities in 2015, and had no cash borrowings outstanding under their revolving credit facilities as of December 31, 2015. The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. TDS and U.S. Cellular believe that they were in compliance as of December 31, 2015 with all of the financial and other covenants and requirements set forth in their revolving credit facilities.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facilities.

Term Loan

In January 2015, U.S. Cellular entered into a senior term loan credit facility. In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this facility in two separate draws. Principal reductions will be due and payable in quarterly installments of $2.8 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022. This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in the U.S. Cellular revolving credit facility described above. TDS believes that U.S. Cellular was in compliance at December 31, 2015 with all of the financial and other covenants and requirements set forth in the term loan facility.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

Financial Covenants

As noted above, The TDS and U.S. Cellular revolving credit facilities and the U.S. Cellular senior term loan facility require TDS or U.S. Cellular, as applicable, to comply with certain affirmative and negative covenants, including certain financial covenants. In particular, under these agreements, as amended, beginning July 1, 2014, TDS and U.S. Cellular are required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.75 to 1.00 for the period of the four fiscal quarters most recently ended (this was 3.00 to 1.00 prior to July 1, 2014). The maximum permitted Consolidated

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Leverage Ratio decreases beginning January 1, 2016 from 3.75 to 3.50, with further decreases effective July 1, 2016 and January 1, 2017 (and will return to 3.00 to 1.00 at that time). TDS and U.S. Cellular believe they were in compliance at December 31, 2015 with all such covenants. However, depending on TDS and U.S. Cellular's future financial performance, there is a risk that TDS and/or U.S. Cellular could fail to satisfy the financial covenants in the future. If TDS or U.S. Cellular breach a financial or other covenant of any of these agreements, it would result in a default under that agreement, and could involve a cross-default under other debt instruments. This could in turn cause the affected lenders to accelerate the repayment of principal and accrued interest on any outstanding debt under such agreements and, if they choose, terminate the facility. If appropriate, TDS and U.S. Cellular may request the applicable lender for an amendment of financial covenants in the TDS and U.S. Cellular revolving credit facility and the U.S. Cellular term loan facility, in order to provide additional financial flexibility to TDS and U.S. Cellular, and may also seek other changes to such facilities. There is no assurance that the lenders will agree to any amendments. If the lenders agree to amendments, this may result in additional payments or higher interest rates payable to the lenders and/or additional restrictions. Restrictions in such debt instruments may limit TDS' operating and financial flexibility.

Other Long-Term Financing

TDS and U.S. Cellular each have an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuances may be used for general corporate purposes including: the possible reduction of other short-term or long-term debt, spectrum purchases, and capital expenditures; in connection with acquisition, construction and development programs; for working capital; to provide additional investments in subsidiaries; or the repurchase of shares. The TDS shelf registration permits TDS to issue at any time and from time to time senior or subordinated debt securities in one or more offerings in an indeterminate amount. The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings, up to the amount registered. The ability of TDS or U.S. Cellular to complete an offering pursuant to such shelf registration statements is subject to market conditions and other factors at the time.

In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due in 2064 for general corporate purposes including spectrum purchases, reducing the available amount on U.S. Cellular's shelf registration statement from $500 million to $200 million. U.S. Cellular has the authority to replenish this shelf registration statement back to $500 million.

TDS believes that it and its subsidiaries were in compliance as of December 31, 2015 with all covenants and other requirements set forth in its long-term debt indentures. TDS and U.S. Cellular have not failed to make nor do they expect to fail to make any scheduled payment of principal or interest under such indentures.

The long-term debt principal payments due for the next five years represent less than 3% of the total gross long-term debt obligation at December 31, 2015. Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to TDS' Long-term debt.

TDS and U.S. Cellular, at their discretion, may from time to time seek to retire or purchase their outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information on long-term financing.

Credit Ratings

In certain circumstances, TDS' and U.S. Cellular's interest cost on their various facilities may be subject to increase if their current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. The facilities do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in TDS' or U.S. Cellular's credit rating. However, downgrades in TDS' or U.S. Cellular's credit rating could adversely affect their ability to renew the facilities or obtain access to other credit facilities in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TDS and U.S. Cellular are rated at sub-investment grade. TDS and U.S. Cellular's credit ratings as of December 31, 2015, and the dates such ratings were issued/re-affirmed were as follows:

Rating Agency	Rating	Outlook

Moody's (TDS) (re-affirmed November 2015)	Ba2	— negative outlook
Moody's (U.S. Cellular) (re-affirmed November 2015)	Ba1	— negative outlook
Standard & Poor's (re-affirmed November 2015)	BB	— stable outlook
Fitch Ratings (re-affirmed August 2015)	BB+	— stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2016 and beyond and to highlight the spending incurred in prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

TDS makes substantial investments to acquire wireless licenses and properties and to construct and upgrade telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities (such as 4G LTE technology in the Wireless business and fiber in the Wireline business) have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades to TDS' networks to remain competitive.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures), which include the effects of accruals and capitalized interest, in 2015, 2014 and 2013 were as follows:

Capital Expenditures (Dollars in millions)

In 2015, U.S. Cellular completed its deployment of 4G LTE technology in certain markets and TDS Telecom continued its fiber deployment and completed its expansion of certain HMS data center facilities.

U.S. Cellular's capital expenditures for 2016 are expected to be approximately $500 million. These expenditures are expected to be for the following general purposes:

▪
Expand and enhance network coverage, including construction of a new regional connectivity center and providing additional capacity to accommodate increased network usage, principally data usage, by current customers;

▪
Deploy VoLTE technology in certain markets;

▪
Expand and enhance the retail store network; and

▪
Develop and enhance office systems.

TDS Telecom's capital expenditures for 2016 are expected to be approximately $180 million. These expenditures are expected to be for the following general purposes:

▪
Maintain and enhance existing infrastructure at Wireline, Cable and HMS;

▪
Complete planned fiber expansion in Wireline and Cable markets to support IPTV and super high-speed data; and

▪
Success-based spending to sustain managedIP, IPTV, Cable and HMS growth.

TDS plans to finance its capital expenditures program for 2016 using primarily Cash flows from operating activities, existing cash balances, borrowings under its revolving credit agreements and/or other long-term debt.

Acquisitions, Divestitures and Exchanges

TDS may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, properties, wireless spectrum and other possible businesses. In general, TDS may not disclose such transactions until

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

there is a definitive agreement. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to significant transactions.

Cash Payments for Acquisitions (Dollars in millions)
TDS assesses its business interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. As part of this strategy, TDS reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum, including pursuant to FCC auctions; and telecommunications, cable, HMS or other possible businesses.
Cash Payments Received from Divestitures (Dollars in millions)	TDS may seek to divest outright or include in exchanges for other interests those interests that are not strategic to its long-term success.

In February 2016, U.S. Cellular filed an application to participate as a forward auction bidder for 600 MHz broadcast television spectrum licenses in an FCC auction referred to as Auction 1000. Auction 1000 is expected to commence with the broadcaster initial commitment deadline on March 29, 2016. Forward auction bidding is likely to begin a couple of months later and could continue for three months or longer. See "Regulatory Matters — FCC Auction 1000." Prior to becoming a qualified bidder, U.S. Cellular must make an upfront payment, the size of which establishes its initial bidding eligibility. If U.S. Cellular is a winning bidder in the auction, it may be required to make additional payments to the FCC that may be substantial. In such event, U.S. Cellular plans to finance such payments from its existing cash balances, borrowings under its revolving credit agreement and/or additional long-term debt.

Due to the FCC's anti-collusion rules, TDS may not disclose any details relating to U.S. Cellular's participation or information about whether or not it is a winning bidder unless and until it is announced as a winning bidder by the FCC.

Due to changes in FCC rules, U.S. Cellular will not be participating in Auction 1000 through a limited partnership that is a "designated entity" which qualifies for a discount of 25% on any licenses won in the auction, as U.S. Cellular has done in prior auctions. Instead, U.S. Cellular will be participating in the auction directly and will not qualify for any discount on licenses that may be won in the auction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

To the extent that existing competitors or new entrants acquire low-band (600 MHz) spectrum in U.S. Cellular markets in Auction 1000, U.S. Cellular could face increased competition over time from competitors that hold more efficient and superior low-band spectrum, which would have an adverse effect on TDS' wireless competitive position.

In January 2016, TDS entered into an agreement to purchase a 700 MHz A Block license for $36.0 million. In February 2016, TDS entered into multiple agreements with third parties that provide for the transfer of certain AWS and PCS spectrum licenses and approximately $30 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses to the third parties.

Variable Interest Entities

TDS consolidates certain entities because they are "variable interest entities" under GAAP. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. TDS may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Programs

In 2013, the Board of Directors of TDS authorized a $250 million stock repurchase program for the purchase of TDS Common Shares from time to time. The maximum dollar value of shares that may yet be purchased under this program was $201.2 million as of December 31, 2015. This authorization does not have an expiration date.

In 2009, the Board of Directors of U.S. Cellular authorized the repurchase from time to time of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. As of December 31, 2015, there were 4,755,298 U.S. Cellular Common Shares available for purchase under this program, which increased by 1,300,000 Common Shares on January 1, 2016. This authorization does not have an expiration date.

There were no TDS and limited U.S. Cellular share repurchases in 2015. Depending on their future financial performance, construction, development or acquisition programs, and available sources of financing, TDS and U.S. Cellular may not have sufficient liquidity or capital resources to make significant share repurchases. Therefore, there is no assurance that TDS or U.S. Cellular will make any significant amount of share repurchases in the future.

For additional information related to the current TDS and U.S. Cellular repurchase authorizations and repurchases made during 2015, 2014 and 2013, see Note 16 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

TDS had no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

Dividends

TDS paid quarterly dividends per outstanding share of $0.1410 in 2015, $0.1340 in 2014 and $0.1275 in 2013. TDS increased the dividend per share to $0.1480 in the first quarter of 2016. See Note 16 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information. TDS has no current plans to change its policy of paying dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONTRACTUAL AND OTHER OBLIGATIONS

At December 31, 2015, the resources required for contractual obligations were as follows:

	Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years

(Dollars in millions)
Long-term debt obligations[1]	$2,527.2	$14.2	$23.3	$22.6	$2,467.1
Interest payments on long-term debt obligations	6,176.8	164.9	329.6	329.6	5,352.7
Operating leases[2]	1,324.0	156.9	254.0	188.9	724.2
Capital leases	5.0	0.3	0.7	0.7	3.3
Purchase obligations[3]	1,306.1	663.9	408.6	164.9	68.7

	$11,339.1	$1,000.2	$1,016.2	$706.7	$8,616.0

1
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to capital leases, debt issuance costs and the unamortized discount related to U.S. Cellular's 6.7% Senior Notes. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

2
Includes future lease costs related to telecommunications plant facilities, office space, retail sites, cell sites, data centers and equipment. See Note 13 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

3
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing, long-term marketing programs, and agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products.

The table above excludes liabilities related to "unrecognized tax benefits" as defined by GAAP because TDS is unable to predict the period of settlement of such liabilities. Such unrecognized tax benefits were $38.9 million at December 31, 2015. See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

See Note 13 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

CONSOLIDATED CASH FLOWS

TDS operates a capital- and marketing-intensive business. TDS utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors. The following discussion summarizes TDS' cash flow activities in 2015, 2014 and 2013.

2015 Commentary

Cash Flows from Operating Activities

Cash flows from operating activities were $789.7 million in 2015. An increase in cash flows from operating activities was due primarily to improved net income and working capital factors. In 2015, increased receivables related to equipment installment plans decreased cash flows from operating activities. In the near term and as the popularity of equipment installment plans increases, TDS expects this trend to continue.

In December 2015, as part of the Protecting Americans from Tax Hikes Act of 2015, bonus depreciation was enacted which allowed TDS to accelerate deductions for depreciation, resulting in an overpayment of estimated tax amounts paid during 2015. Primarily as a result of this overpayment, TDS has recorded $70.1 million of Income taxes receivable at December 31, 2015. TDS paid income taxes, net of refunds, of $57.4 million in 2015.

Future cash flows from operating activities may be impacted by distributions from investments in unconsolidated entities. Distributions from unconsolidated entities in 2015, 2014 and 2013 were $60.1 million, $112.3 million and $127.9 million, respectively. U.S. Cellular holds a 5.5% ownership interest in the LA Partnership. In 2014 and 2013, U.S. Cellular received cash distributions of $60.5 million and $71.5 million, respectively, from the LA Partnership. U.S. Cellular did not receive

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

any cash distributions in 2015 from the LA Partnership as U.S. Cellular was informed by the general partner that, in connection with the acquisition of a spectrum license covering the LA Partnership's market in FCC Auction 97, the LA Partnership would not make a cash distribution in 2015. This spectrum license will enhance the value of U.S. Cellular's interest in the LA Partnership. Notwithstanding the lack of a cash distribution in 2015, U.S. Cellular will be obligated to make tax payments on its share of any taxable income reported by the LA Partnership in 2015 and beyond. The amount of future cash distributions from the LA Partnership are uncertain, and could be impacted by future spectrum purchases by the LA Partnership.

Cash Flows from Investing Activities

Cash flows used for investing activities were $737.7 million in 2015. TDS makes substantial investments to acquire wireless licenses and properties and to construct and upgrade telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades to TDS' networks. Cash used for additions to property, plant and equipment totaled $800.6 million in 2015.

During 2015, a $278.3 million payment was made by Advantage Spectrum L.P. to the FCC for licenses for which it was the provisional winning bidder. See Note 6 — Acquisitions, Divestitures and Exchanges and Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash Flows from Financing Activities

Cash flows from financing activities were $460.7 million in 2015. In July 2015, U.S. Cellular borrowed $225 million on its Term Loan. In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due 2064.

2014 Commentary

Cash Flows from Operating Activities

Cash flows from operating activities were $394.8 million in 2014. Working capital factors which significantly decreased cash flows from operating activities included changes in accounts payable levels as a result of timing differences related to operating expenses and device purchases. In 2014, increased receivables related to equipment installment plans decreased cash flows from operating activities.

In December 2014, as part of the Tax Increase Prevention Act of 2014, bonus depreciation was enacted which allowed TDS to accelerate deductions for depreciation resulting in a federal taxable loss in 2014. Primarily as a result of this federal income tax carryback, TDS recorded $113.7 million of Income taxes receivable at December 31, 2014. TDS paid income taxes, net of refunds, of $48.9 million in 2014.

Cash Flows from Investing Activities

Cash flows used for investing activities were $909.7 million in 2014. Cash used for additions to property, plant and equipment totaled $799.5 million in 2014. Cash paid for acquisitions and licenses in 2014 was $295.3 million which includes $272.8 million related to Cable acquisitions and $22.9 million related to Licenses. Cash received from divestitures in 2014 was $187.6 million which includes $91.8 million related to Licenses and $71.1 million related to the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these acquisitions and divestitures. TDS realized cash proceeds of $50.0 million in 2014 related to the maturities of its investments in U.S. Treasury Notes and corporate notes. In 2014, cash used for investing activities includes a $60.0 million deposit made by Advantage Spectrum, L.P., a variable interest entity consolidated by U.S. Cellular, to the FCC for its participation in Auction 97. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash Flows from Financing Activities

Cash flows from financing activities were $156.8 million in 2014. In December 2014, U.S. Cellular issued $275 million of 7.25% Senior Notes due 2063.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2013 Commentary

Cash Flows from Operating Activities

Cash flows from operating activities were $494.6 million in 2013. Accounts receivable grew substantially due primarily to billing delays encountered during the conversion to a new U.S. Cellular billing system in the third quarter of 2013. TDS paid income taxes, net of refunds, of $175.6 million in 2013. The change in inventory was due primarily to higher costs per unit related to 4G LTE smartphones.

Cash Flows from Investing Activities

Cash flows used for investing activities were $260.7 million in 2013. Cash used for additions to property, plant and equipment totaled $883.8 million in 2013. Cash paid for acquisitions and licenses in 2013 was $314.6 million which includes $264.1 million related to a Cable acquisition, $34.0 million related to an HMS acquisition and $16.5 million related to FCC licenses. Cash received from divestitures in 2013 was $811.1 million which includes $490.6 million related to the Divestiture Transaction and $312.0 million related to Licenses. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these acquisitions and divestitures.

TDS realized cash proceeds of $115.0 million in 2013 related to the maturities of its investments in U.S. Treasury Notes, corporate notes and certificates of deposit.

Cash Flows from Financing Activities

Cash flows used for financing activities were $144.4 million in 2013. On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Of the $482.3 million paid, TDS received $407.1 million while noncontrolling public shareholders received $75.2 million. The cash paid to noncontrolling public shareholders is presented as U.S. Cellular dividends paid to noncontrolling public shareholders on the Consolidated Statement of Cash Flows.

CONSOLIDATED BALANCE SHEET ANALYSIS

The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Changes in financial condition during 2015 are as follows:

Cash and cash equivalents

Cash and cash equivalents increased $512.7 million driven primarily by proceeds received from U.S. Cellular's issuance of $300 million 7.25% Senior Notes and U.S. Cellular's $225 million draw on the Term Loan. Cash flow from operating activities less cash used for additions to property, plant and equipment yielded a net cash reduction of $10.9 million. Cash received from divestitures also exceeded Cash paid for acquisitions and licenses by $56.0 million.

Accounts receivable, net

Accounts receivable, net increased $119.2 million primarily as a result of the $136.7 million increase attributable to equipment installment plans. U.S. Cellular implemented equipment installment plans on a broad basis in 2014.

Inventory, net

Inventory, net decreased $115.5 million due primarily to selling inventory on hand at December 31, 2014 and better management of purchasing and overall inventory levels based upon anticipated demand and promotional activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net deferred income tax asset

Net deferred income tax asset decreased $107.7 million as a result of the early adoption of ASU 2015-17 as of December 31, 2015. The previously identified Net current deferred tax asset is now grouped with non-current deferred income tax liability in accordance with ASU 2015-17. See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for more information on ASU 2015-17.

Assets held for sale

Assets held for sale decreased $103.3 million due the closing of the Tower Sale ($38.4 million), two license exchanges ($56.8 million), and the sale of certain ILEC markets ($8.2 million). No assets were held for sale as of December 31, 2015. For information on the Tower Sale, see Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.

Licenses

Licenses increased $390.8 million due primarily to an aggregate winning bid of $338.3 million in FCC Auction 97 by Advantage Spectrum and other license purchases and exchanges resulting in a net increase of $51.0 million. Auction 97 licenses won by Advantage Spectrum have not yet been granted. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for more information about these transactions.

Long-term debt, net

Long-term debt, net increased $498.8 million due primarily to U.S. Cellular's $300 million 7.25% Senior Notes issued in November 2015 and $225 million Term Loan draw in July 2015. See Note 11 — Debt for additional information.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

TDS prepares its consolidated financial statements in accordance with GAAP. TDS' significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of TDS' consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of TDS' Board of Directors.

Intangible Asset Impairment

Licenses, Goodwill and Franchise rights represent a significant component of TDS' consolidated assets. These assets are considered to be indefinite lived assets and are therefore not amortized but tested annually for impairment. TDS performs annual impairment testing of Licenses, Goodwill and Franchise rights as of November 1 of each year or more frequently if triggering events are present. Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to Licenses, Goodwill and Franchise rights activity in 2015 and 2014.

Wireless Licenses – U.S. Cellular

Prior to the fourth quarter of 2015, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. The eleven units of accounting consisted of four geographic units of accounting for developed operating market licenses ("built licenses") and seven geographic non-operating market licenses ("unbuilt licenses"). As part of the current year annual impairment evaluation, U.S. Cellular evaluated the aggregation criteria based on how such licenses are deployed and provide value in U.S. Cellular's operations, and current industry and market factors. It was determined that the built licenses should be aggregated into one unit of accounting. The unbuilt licenses continued to be separated into seven geographic units of accounting.

As of November 1, 2015, U.S. Cellular performed a qualitative impairment assessment to determine whether it was more likely than not that the fair value of the licenses exceeded their carrying value. Given the change in the reporting units for built licenses, the qualitative assessment was performed for the following units of accounting: historical four units of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

accounting for built licenses, newly defined one unit of accounting for built licenses, and seven unbuilt licenses. As part of the assessment, U.S. Cellular considered several qualitative factors, including analysts' estimates of license values, recent spectrum auction results, recent U.S. Cellular transactions and other industry and market factors. Based on this assessment, U.S. Cellular concluded that it was more likely than not that the fair value of the licenses in each unit of accounting exceeded the respective carrying values. Therefore, no impairment of licenses existed and no Step 1 impairment evaluation was completed.

Goodwill – U.S. Cellular

U.S. Cellular has recorded Goodwill as a result of the acquisition of wireless companies. Prior to the fourth quarter of 2015, U.S. Cellular was comprised of four reporting units based on geographic service areas. Due to the evolution of the business and the extent to which U.S. Cellular has similar customers, products and services, and operations across all geographic regions, and also operates one interdependent network, U.S. Cellular determined that it had one reporting unit as of November 1, 2015. The change in reporting units required U.S. Cellular to perform an impairment test for both the previous four reporting units and one new reporting unit as of November 1, 2015. The newly defined one reporting unit hereafter is referred to as U.S. Cellular.

Based on the results of the annual Goodwill impairment assessment performed as of November 1, 2015, the fair value of each of the historical four and U.S. Cellular reporting units exceeded their respective carrying values. Therefore, no impairment of Goodwill existed.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions. However, the discount rate used in the analysis accounts for any additional risk a market participant might place on integrating U.S. Cellular into its operations at the level of cash flows assumed under this approach. The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate and the discount rate. There are uncertainties associated with these key assumptions and potential events and/or circumstances that could have a negative effect on these key assumptions described below.

Key Assumptions	As of November 1, 2015

Revenue growth rate[1]	2.3%
Terminal revenue growth rate[1]	2.0%
Discount rate[2]	9.5%

1
There are risks that could negatively impact the projected revenue growth rates, including, but not limited to: the success of new and existing products/services, competition, operational difficulties and customer churn.

2
The discount rate of each reporting unit was computed by calculating the weighted average cost of capital of market participants with businesses reasonably comparable to U.S. Cellular. The discount rate is dependent upon the cost of capital of other industry market participants and the company specific risk. To the extent that the weighted average cost of capital of industry participants increases or U.S. Cellular's risk in relation to its peers increases, this would decrease the estimated fair value of the reporting units. The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity vs. debt, or other elements affecting the estimated cost of equity increase.

Provided all other assumptions remained the same, for the historical four reporting units, the discount rate would have to increase to a range of 9.5% to 11.0% to yield an estimated fair value of reporting units that equal their respective carrying values at November 1, 2015. Further, assuming all other assumptions remained the same, for the historical four reporting units, the terminal growth rate assumptions would need to decrease to amounts ranging from negative 1.5% to positive 2.0% to yield an estimated fair value equal to the carrying values of the respective reporting unit at November 1, 2015.

Provided all other assumptions remained the same, for the U.S. Cellular reporting unit, the discount rate would have to increase to 10.6% to yield an estimated fair value of the reporting unit that equals its carrying value at November 1, 2015. Further, assuming all other assumptions remained the same, for the U.S. Cellular reporting unit, the terminal growth rate assumption would need to decrease to negative 0.6% to yield an estimated fair value equal to the carrying value of the reporting unit at November 1, 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Goodwill balance of U.S. Cellular and of each prior reporting unit at TDS as of November 1, 2015 and the percentage by which the estimated fair value of the corresponding reporting units exceeded the carrying values, as a percentage of carrying value, was as follows:

Reporting Unit	Goodwill balance at TDS[1]	Excess of estimated Fair Value over Carrying Value

(Dollars in thousands)
Prior Reporting Units:
Central Region	$68,511	32.0%
Mid-Atlantic Region	$114,351	0.6%
New England Region	$17,473	20.8%
Northwest Region	$26,516	32.1%

New Single Reporting Unit:
U.S. Cellular	$226,851	24.0%

1
Previously under GAAP, TDS accounted for U.S. Cellular's share repurchases as step acquisitions, allocating a portion of the share repurchase value to TDS' Goodwill. This resulted in a difference between U.S. Cellular's Goodwill on a stand-alone basis and the TDS consolidated Goodwill related to U.S. Cellular. TDS recorded subsequent activities relating to Goodwill, including impairments and divestiture activities, for both entities based on their respective balances.

Goodwill – TDS Telecom

TDS Telecom has recorded Goodwill as a result of the acquisition of wireline, cable and HMS businesses. For purposes of the 2015 and 2014 Goodwill impairment tests, TDS Telecom had three reporting units: Wireline, Cable and HMS.

Based on the results of the TDS Telecom annual Goodwill impairment assessment performed as of November 1, 2015, the fair values of the Wireline, Cable and HMS reporting units exceeded their carrying values. Therefore, no impairment of Goodwill existed for the reporting units.

The discounted cash flow approach and guideline public company method were used to value the Wireline, Cable and HMS reporting units. The discounted cash flow approach uses value drivers and risks specific to the industry and current economic factors. The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate and the discount rate. The guideline public company method develops an indication of fair value by calculating average market pricing multiples for selected publicly-traded companies. The developed multiples were applied to applicable financial measures of the respective reporting unit to determine fair value. The discounted cash flow approach and guideline public company method were weighted to arrive at the total fair value used for impairment testing. The weighting of methods was consistently applied in both 2015 and 2014.

For purposes of the discounted cash flow approach, the following table represents key assumptions used in estimating the fair value of the Wireline, Cable and HMS reporting units as of the testing date. There are uncertainties associated with these key assumptions and potential events and/or circumstances that could have a negative effect on the key assumptions described below.

	As of November 1, 2015

Key Assumptions	Wireline	Cable	HMS

Revenue growth rate[1]	(2.3)%	8.3%	4.8%
Terminal revenue growth rate[1]	0.0%	2.5%	2.5%
Discount rate[2]	6.5%	9.5%	11.5%

1
There are risks that could negatively impact the projected revenue growth rates, including, but not limited to: the success of new and existing products/services, competition, and operational difficulties. TDS Telecom's reporting units use internally generated forecasts to develop such rates. These internally generated forecasts consider such things as observed demand, market factors and competitive knowledge.

2
The discount rate is dependent upon the cost of capital of other industry market participants and company specific risk. To the extent that the weighted average cost of capital of industry participants increases, this would decrease the estimated fair value of the reporting units. The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity vs. debt, Wireline, Cable or HMS' risk in relation to its peers increases or other elements affecting the estimated cost of equity increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provided all other assumptions remained the same, the Wireline, Cable and HMS discount rates would have to increase to 7.3%, 10.0% and 13.3%, respectively, to yield estimated fair values equal to their respective carrying values at November 1, 2015. Further, provided all other assumptions remained the same, the Wireline, Cable and HMS terminal revenue growth rate assumptions would need to decrease to negative 1.2%, positive 1.6% and negative 2.1%, respectively, to yield an estimate of fair value equal to the carrying value of the respective reporting units at November 1, 2015.

The Goodwill balances of the reporting units tested for impairment as of November 1, 2015 and the percentage by which the estimated fair value of the corresponding reporting units exceeded their carrying values, as a percentage of carrying value, was as follows:

Reporting unit	Goodwill balance	Excess of estimated Fair Value over Carrying Value

(Dollars in thousands)
Wireline[1]	$408,770	5.9%
Cable	$95,322	7.5%
HMS	$34,830	32.3%

1
Between the November 1, 2015 impairment date and the December 31, 2015 Consolidated Balance Sheet date, TDS recorded an immaterial adjustment to the Goodwill balance related to the divestiture of certain Wireline markets.

Franchise Rights – TDS Telecom

TDS Telecom has recorded Franchise rights as a result of acquisitions of cable businesses. TDS Telecom tests Franchise rights for impairment at a level of reporting referred to as a unit of accounting. For purposes of its impairment testing of Franchise rights, TDS Telecom had one unit of accounting: Cable.

TDS Telecom applied the build-out (or Greenfield) method to estimate the fair value of Franchise rights in 2015 and 2014. Based on the results of this assessment, the estimated fair value of the Franchise rights exceeded their carrying value.

The following table represents key assumptions used in estimating the fair value of the Franchise rights using the build-out method. There are uncertainties associated with these key assumptions and potential events and/or circumstances that could have a negative effect on the key assumptions are described below.

Key Assumptions	As of November 1, 2015

Build-out period[1]	2 years
Discount rate[2]	8.0%
Terminal revenue growth rate[3]	2.5%

1
The build-out period represents the estimated time to perform a hypothetical build of the network. Changes in the estimated build-out period can occur as a result of changes in resources and technology. Such changes could negatively or positively impact the results.

2
The discount rate used in the valuation of Franchise rights is less than the discount rate used in the valuation of the Cable reporting unit for purposes of Goodwill impairment testing. The discount rate used for Franchise rights includes a reduced company-specific risk premium as it is assumed a market participant starting a cable network build would construct and operate its network in an optimal manner and would not be constrained by the current network and operations associated with a mature cable company. The discount rate is estimated based on the overall risk-free interest rate adjusted for industry participant information, such as a typical capital structure (i.e., debt-equity ratio), the after-tax cost of debt, and the cost of equity. The cost of equity takes into consideration the average risk specific to individual market participants. The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity vs. debt, or other elements affecting the estimated cost of equity increase.

3
There are risks that could negatively impact the projected revenue growth rates, including, but not limited to: the success of new and existing products/services, competition, network buildout costs and operational difficulties. TDS Telecom's reporting units use internally generated forecasts to develop such rates. These internally generated forecasts consider such things as observed demand, market factors and competitive knowledge.

As of November 1, 2015, the fair value of the franchise rights exceeded its carrying value by 34.8%. Provided all other assumptions remained the same, the discount rate would have to increase to 8.5% to yield an estimated fair value of the Franchise rights that equals the carrying value at November 1, 2015. Further, provided all other assumptions remained the same, the terminal revenue growth rate assumption would need to decrease to 1.6% to yield an estimate of fair value equal to the carrying value of the Franchise rights at November 1, 2015.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Taxes

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to TDS' financial condition and results of operations.

The preparation of the consolidated financial statements requires TDS to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities, which are included in TDS' Consolidated Balance Sheet. TDS must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

TDS recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management's judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for details regarding TDS' income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Equipment Installment Plans

TDS offers customers, through its owned and agent distribution channels, the option to purchase certain devices under installment contracts over a specified time period and, under certain of these plans, offers the customer a trade-in right. Customers on an installment contract who elect to trade-in the device will receive a credit in the amount of the outstanding balance of the installment contract, provided the customer trades-in an eligible used device in good working condition and purchases a new device from TDS. Equipment revenue under these contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest and the value of the trade-in right, if applicable.

Trade-In Right

TDS values the trade-in right as a guarantee liability. This liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the estimated fair value of the used device eligible for trade-in. TDS reevaluates its estimate of the guarantee liability at each reporting date. A significant change in any of the aforementioned assumptions used to compute the guarantee liability would impact the amount of revenue recognized under these plans and the timing thereof. In 2015 and 2014, TDS assumed the earliest contractual time of trade-in, or the minimum amount of payments as specified in the device installment contract, for all customers on installment contracts with trade-in rights.

When a customer exercises the trade-in option, the difference between the outstanding receivable balance forgiven and the fair value of the used device is recorded as a reduction to the guarantee liability. If the customer does not exercise the trade-in option at the time he or she is eligible, TDS begins amortizing the liability and records this amortization as additional operating revenue.

Interest

TDS equipment installment plans do not provide for explicit interest charges. For equipment installment plans with a duration of greater than twelve months, TDS imputes interest using a market rate and recognizes such interest income over the duration of the plan as a component of Interest and dividend income. Changes in the imputed interest rate would impact the amount of revenue recognized under these plans.

Allowance for doubtful accounts

TDS maintains an allowance for doubtful accounts for estimated losses that result from the failure of its customers to make payments due under the equipment installment plans. The allowance is estimated based on historical experience, account aging and other factors that could affect collectability. When it is probable that an account balance will not be

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

collected, the account balance is charged against the allowance for doubtful accounts. To the extent that actual loss experience differs significantly from historical trends, the required allowance amounts could differ from the original estimates.

OTHER ITEMS

Inflation

Management believes that inflation affects TDS' business to no greater or lesser extent than the general economy.

Seasonality

U.S. Cellular's profitability historically has been lower in the fourth quarter as a result of significant marketing and promotional activity during the holiday season.

Recently Issued Accounting Pronouncements

See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recently issued accounting pronouncements.

Certain Relationships and Related Transactions

See Note 20 — Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

REGULATORY MATTERS

FCC Net Neutrality Order

In February 2015, the FCC adopted an Open Internet Order relating to new net neutrality rules. The rules became effective in June 2015. The order reclassified high-speed, or broadband, internet access service as a "telecommunication service," making it subject to common carrier regulation under Title II of the Communications Act of 1934. The order applies equally to fixed and wireless broadband internet service providers and thus applies to internet broadband services provided by telephone, cable and wireless providers.

The rules prohibit (i) blocking (broadband providers may not block access to legal content, applications, services, or non-harmful devices); (ii) throttling (broadband providers may not impair or degrade lawful Internet traffic on the basis of content, applications, services, or non-harmful devices); and (iii) paid prioritization (broadband providers may not favor some lawful internet traffic over other lawful traffic in exchange for consideration, i.e., internet "fast lanes" are prohibited). Also, internet service providers may not prioritize content and services of their affiliates. In addition, the FCC has now asserted jurisdiction over internet traffic exchange, so interconnection arrangements will now be subject to a statutory requirement that all charges, practices, classifications, and regulations for and related to interconnection must be just and reasonable. The rules also include a general conduct standard that will be applied on a case-by-case basis to address questionable practices as they occur that unreasonably interfere with or unreasonably disadvantage lawful content, applications, services, or devices to be used by end users (individuals or entities that use a broadband internet access service), or made available by edge providers (individuals or entities that provide any content, application, or service over the internet, and any individual or entity that provides a device used for accessing any content, application, or service over the internet). Although broadband internet access providers will be allowed to engage in reasonable network management practices, it is uncertain what practices will be permitted by the FCC. The order also expands the FCC's current internet transparency rules.

All of these requirements will be subject to FCC enforcement and potential third-party claims for damages or equitable relief. Under Title II, the FCC will have broad regulatory authority over internet services and internet service providers. Although the FCC indicated that it will forbear from a number of utility-style regulations, such as rate regulation, tariffs, and unbundling requirements, the FCC could decide to apply such regulations and requirements in the future. Also, it is uncertain if internet services may be subject to the Federal USF contributions or taxation in the future as a result of the reclassification under Title II. Lawsuits have been filed challenging the net neutrality rules and the FCC's decision to reclassify broadband internet access service under Title II. TDS cannot predict the outcome of these proceedings or the impact on its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Changes to FCC's Designated Entity Rules

U.S. Cellular participated in certain prior FCC spectrum auctions through limited partnerships that qualified as "designated entities" under FCC rules and, as such, were eligible for bid credit discounts of 25% with respect to licenses won in the auctions. U.S. Cellular participated in Auction 97 indirectly through its interest in Advantage Spectrum. Advantage Spectrum applied as a "designated entity" and expects to receive bid credits resulting in a 25% discount with respect to spectrum purchased in Auction 97. In July 2015, the FCC adopted a Report and Order that amended the FCC's designated entity rules. The amended rules include caps on bid credits that designated entities may receive in future auctions and modify the attribution rules. The amended rules also restrict certain joint bidding agreements but permit certain other arrangements involving more than one party. The FCC also has adopted a rule which would enable the FCC to recoup some or all of the bidding credits granted to any designated entity, on a license by license basis, which allowed a 10 percent or greater non-controlling interest holder in the designated entity to use 25 percent or more of its spectrum capacity during the first five years of the license term. Additionally, the amended rules make certain other changes to the FCC's competitive bidding rules.

Due to the changes in FCC rules, U.S. Cellular will not be participating in Auction 1000 (discussed below) through a limited partnership that is a "designated entity" which qualifies for a discount of 25% on any licenses won in the auction, as U.S. Cellular has done in prior auctions. Instead, U.S. Cellular will be participating in the auction directly and will not qualify for any discount on licenses that may be won in the auction.

FCC Auction 1000

The FCC has scheduled an auction of 600 MHz spectrum licenses, referred to as Auction 1000. Auction 1000 involves: (1) a "reverse auction" in which broadcast television licensees submit bids to voluntarily relinquish spectrum usage rights in exchange for payments; (2) a "repacking" of the broadcast television bands in order to free up certain broadcast spectrum for other uses; and (3) a "forward auction" of licenses for spectrum cleared through this process to be used for wireless communications. Interested broadcasters filed their applications by January 12, 2016 and forward auction bidders, including U.S. Cellular, filed applications prior to February 10, 2016. U.S. Cellular evaluates opportunities to acquire additional spectrum in FCC auctions and thus plans to participate in the forward auction. Auction 1000 is expected to commence with the broadcaster initial commitment deadline on March 29, 2016. Forward auction bidding is likely to begin a couple of months later, and could continue for three months or longer. The FCC anti-collusion rules place certain restrictions on public disclosures and business communications with other companies relating to U.S. Cellular's participation until the down payment deadline for Auction 1000, which will be ten business days after release of the FCC's Channel Reassignment Public Notice, following the end of the forward auction. These anti-collusion rules, which could last six months or more from February 10, 2016, may restrict the conduct of certain U.S. Cellular activities with other applicants in Auction 1000 as well as with nationwide providers of wireless services which are not applicants in Auction 1000. The restrictions could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute and represent "forward-looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following risks:

▪
Intense competition in the markets in which TDS operates could adversely affect TDS' revenues or increase its costs to compete.

▪
A failure by TDS to successfully execute its business strategy (including planned acquisitions, divestitures and exchanges) or allocate resources or capital could have an adverse effect on TDS' business, financial condition or results of operations.

▪
Uncertainty in TDS' future cash flow and liquidity or in the ability to access capital, deterioration in the capital markets, other changes in TDS' performance or market conditions, changes in TDS' credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development or acquisition programs, reduce the acquisition of spectrum licenses, and/or reduce or cease share repurchases and/or the payment of dividends.

▪
TDS has a significant amount of indebtedness which could adversely affect its financial performance and in turn adversely affect its ability to make payments on its indebtedness, comply with terms of debt covenants and incur additional debt.

▪
Changes in roaming practices or other factors could cause TDS' roaming revenues to decline from current levels, roaming expenses to increase from current levels and/or impact TDS' ability to service its customers in geographic areas where TDS does not have its own network, which could have an adverse effect on TDS' business, financial condition or results of operations.

▪
A failure by TDS to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on TDS' business, financial condition or results of operations.

▪
To the extent conducted by the FCC, TDS may participate in FCC auctions of additional spectrum in the future directly or indirectly and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on TDS.

▪
Changes in the regulatory environment or a failure by TDS to timely or fully comply with any applicable regulatory requirements could adversely affect TDS' business, financial condition or results of operations.

▪
An inability to attract people of outstanding potential, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on TDS' business, financial condition or results of operations.

▪
TDS' assets are concentrated primarily in the U.S. telecommunications industry. Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.

▪
TDS' smaller scale relative to larger competitors that may have much greater financial and other resources than TDS could cause TDS to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.

▪
Changes in various business factors, including changes in demand, customer preferences and perceptions, price competition, churn from customer switching activity and other factors, could have an adverse effect on TDS' business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
▪
Advances or changes in technology could render certain technologies used by TDS obsolete, could put TDS at a competitive disadvantage, could reduce TDS' revenues or could increase its costs of doing business.

▪
Complexities associated with deploying new technologies present substantial risk and TDS' investments in unproven technologies may not produce the benefits that TDS expects.

▪
TDS receives regulatory support and is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of the support and fees are subject to great uncertainty.

▪
Performance under device purchase agreements could have a material adverse impact on TDS' business, financial condition or results of operations.

▪
Changes in TDS' enterprise value, changes in the market supply or demand for wireless licenses, wireline or cable markets or IT service providers, adverse developments in the businesses or the industries in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of its licenses, goodwill, franchise rights and/or physical assets.

▪
Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or licenses and/or expansion of TDS' businesses could have an adverse effect on TDS' business, financial condition or results of operations.

▪
TDS offers customers the option to purchase certain devices under installment contracts which, compared to fixed-term service contracts, includes risks that TDS may possibly incur greater churn, lower cash flows, increased costs and/or increased bad debts expense due to differences in contract terms, which could have an adverse impact on TDS' financial condition or results of operations.

▪
A failure by TDS to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its networks and support systems could have an adverse effect on its operations.

▪
Difficulties involving third parties with which TDS does business, including changes in TDS' relationships with or financial or operational difficulties of key suppliers or independent agents and third party national retailers who market TDS' services, could adversely affect TDS' business, financial condition or results of operations.

▪
TDS has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on TDS' financial condition or results of operations.

▪
A failure by TDS to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, could have an adverse effect on TDS' business, financial condition or results of operations.

▪
TDS has experienced and, in the future, expects to experience cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on TDS' business, financial condition or results of operations.

▪
The market price of TDS' Common Shares is subject to fluctuations due to a variety of factors.

▪
Changes in facts or circumstances, including new or additional information, could require TDS to record charges in excess of amounts accrued in the financial statements, which could have an adverse effect on TDS' business, financial condition or results of operations.

▪
Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede TDS' access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on TDS' business, financial condition or results of operations.

▪
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS' business, financial condition or results of operations.

▪
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS' wireless business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
▪
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent TDS from using necessary technology to provide products or services or subject TDS to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on TDS' business, financial condition or results of operations.

▪
Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS.

▪
Any of the foregoing events or other events could cause revenues, earnings, capital expenditures and/or any other financial or statistical information to vary from TDS' forward-looking estimates by a material amount.

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

As of December 31, 2015, the majority of TDS' long-term debt was in the form of fixed-rate notes with maturities ranging up to 49 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following chart presents the scheduled principal payments on long-term debt by maturity dates at December 31, 2015:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2015:

	Principal Payments Due by Period

	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]

(Dollars in millions)
2016	$14.3	3.3%
2017	12.1	3.2%
2018	11.4	3.3%
2019	11.4	3.3%
2020	11.4	3.3%
After 5 years	2,469.4	6.6%

Total	$2,530.0	6.5%

1
The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments and unamortized discount related to U.S. Cellular's 6.7% Senior Notes. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

2
Represents the weighted average interest rates at December 31, 2015 for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2015 and 2014, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $2,483.2 million and $1,932.4 million, respectively. See Note 2 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Other Market Risk Sensitive Instruments

The substantial majority of TDS' other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents. Accordingly, TDS believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUPPLEMENTAL INFORMATION

TDS sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with U.S. GAAP to evaluate the performance of its business. Certain of these measures are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission Rules. Specifically, TDS has referred to the following measures in this Form 10-K Report:

▪
Adjusted EBITDA

▪
Operating Cash Flow

▪
Free Cash Flow

▪
Adjusted Free Cash Flow

Below is a reconciliation of each of these measures:

Adjusted EBITDA and Operating Cash Flow

Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and accretion), is defined as net income adjusted for the items set forth in the reconciliation. Operating cash flow is defined as net income adjusted for the items set forth in the reconciliation. Adjusted EBITDA and Operating cash flow exclude these items in order to show operating results on a more comparable basis from period to period. From time to time, TDS may exclude other items from Adjusted EBITDA and/or Operating cash flow if such items help reflect operating results on a more comparable basis. TDS does not intend to imply that any such items that are excluded are non-recurring, infrequent or unusual; such items may occur in the future. Adjusted EBITDA and Operating cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to net income as indicators of the company's operating performance or as alternatives to cash flows from operating activities, determined in accordance with GAAP, as indicators of cash flows or as measures of liquidity. TDS believes Adjusted EBITDA and Operating cash flow are useful

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

measures of TDS' operating results before significant recurring non-cash charges, gains and losses, and other items as indicated below.

TDS – CONSOLIDATED	2015	2014	2013

(Dollars in thousands)
Net income (loss) (GAAP)	$262,610	$(147,292)	$166,821
Add back:
Income tax expense (benefit)	171,992	(4,932)	126,043
Interest expense	141,719	111,397	98,811
Depreciation, amortization and accretion	844,361	836,532	1,018,077

EBITDA	1,420,682	795,705	1,409,752
Add back:
Loss on impairment of assets	–	87,802	–
(Gain) loss on sale of business and other exit costs, net	(135,887)	(15,846)	(300,656)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on asset disposals, net	22,176	26,531	30,841
(Gain) loss on investments	–	–	(14,547)

Adjusted EBITDA	1,160,087	781,199	869,911
Deduct:
Equity in earnings of unconsolidated entities	140,076	131,965	132,714
Interest and dividend income	38,783	16,957	9,092
Other, net	391	115	(37)

Operating cash flow	980,837	632,162	728,142
Deduct:
Depreciation, amortization and accretion	844,361	836,532	1,018,077
Loss on impairment of assets	–	87,802	–
(Gain) loss on sale of business and other exit costs, net	(135,887)	(15,846)	(300,656)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on asset disposals, net	22,176	26,531	30,841

Operating income (loss) (GAAP)	$397,071	$(189,864)	$235,359

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

U.S. CELLULAR	2015	2014	2013

(Dollars in thousands)
Net income (loss) (GAAP)	$247,295	$(46,922)	$144,522
Add back:
Income tax expense (benefit)	156,334	(11,782)	113,134
Interest expense	86,194	57,386	43,963
Depreciation, amortization and accretion	606,455	605,997	803,781

EBITDA	1,096,278	604,679	1,105,400
Add back:
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on asset disposals, net	16,313	21,469	30,606
(Gain) loss on investments	–	–	(18,556)

Adjusted EBITDA	852,152	480,325	615,204
Deduct:
Equity in earnings of unconsolidated entities	140,083	129,764	131,949
Interest and dividend income	36,332	12,148	3,961
Other, net	466	160	288

Operating cash flow	675,271	338,253	479,006
Deduct:
Depreciation, amortization and accretion	606,455	605,997	803,781
(Gain) loss on sale of business and other exit costs, net	(113,555)	(32,830)	(246,767)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on asset disposals, net	16,313	21,469	30,606

Operating income (loss) (GAAP)	$312,942	$(143,390)	$146,865

TDS TELECOM	2015	2014	2013

(Dollars in thousands)
Net income (loss) (GAAP)	$45,915	$(24,356)	$29,801
Add back:
Income tax expense (benefit)	34,972	17,590	19,084
Interest expense	738	(1,188)	(1,565)
Depreciation, amortization and accretion	228,060	219,599	202,701

EBITDA	309,685	211,645	250,021
Add back:
Loss on impairment of assets	–	84,000	–
(Gain) loss on sale of business and other exit costs, net	(9,530)	(2,357)	–
(Gain) loss on asset disposals, net	5,874	4,754	283
(Gain) loss on investments	–	–	(830)

Adjusted EBITDA	306,029	298,042	249,474
Deduct:
Equity in earnings of unconsolidated entities	17	8	19
Interest and dividend income	2,265	2,430	1,824
Other, net	(117)	(21)	(185)

Operating cash flow	303,864	295,625	247,816
Deduct:
Depreciation, amortization and accretion	228,060	219,599	202,701
Loss on impairment of assets	–	84,000	–
(Gain) loss on sale of business and other exit costs, net	(9,530)	(2,357)	–
(Gain) loss on asset disposals, net	5,874	4,754	283

Operating income (loss) (GAAP)	$79,460	$(10,371)	$44,832

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELINE	2015	2014	2013

(Dollars in thousands)
Income (loss) before income taxes (GAAP)[1]	$91,878	$103,541	$70,665
Add back:
Interest expense	(1,133)	(2,695)	(3,265)
Depreciation, amortization and accretion	165,841	169,044	170,868

EBITDA	256,586	269,890	238,268
Add back:
(Gain) loss on sale of business and other exit costs, net	(9,530)	(2,357)	–
(Gain) loss on asset disposals, net	5,094	2,091	130
(Gain) loss on investments	–	–	(830)

Adjusted EBITDA	252,150	269,624	237,568
Deduct:
Equity in earnings of unconsolidated entities	17	8	19
Interest and dividend income	2,193	2,396	1,759
Other, net	(22)	(32)	(214)

Operating cash flow	249,962	267,252	236,004
Deduct:
Depreciation, amortization and accretion	165,841	169,044	170,868
(Gain) loss on sale of business and other exit costs, net	(9,530)	(2,357)	–
(Gain) loss on asset disposals, net	5,094	2,091	130

Operating income (loss) (GAAP)	$88,557	$98,474	$65,006

CABLE	2015	2014	2013

(Dollars in thousands)
Income (loss) before income taxes (GAAP)[1]	$6,837	$392	$(116)
Add back:
Interest expense	(458)	(95)	74
Depreciation, amortization and accretion	35,271	23,643	7,571

EBITDA	41,650	23,940	7,529
Add back:
(Gain) loss on asset disposals, net	691	2,482	28

Adjusted EBITDA	42,341	26,422	7,557
Deduct:
Interest and dividend income	37	8	2
Other, net	3	(1)	–

Operating cash flow	42,301	26,415	7,555
Deduct:
Depreciation, amortization and accretion	35,271	23,643	7,571
(Gain) loss on asset disposals, net	691	2,482	28

Operating income (loss) (GAAP)	$6,339	$290	$(44)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HMS	2015	2014	2013

(Dollars in thousands)
Income (loss) before income taxes (GAAP)[1]	$(17,828)	$(110,699)	$(21,664)
Add back:
Interest expense	2,329	1,602	1,626
Depreciation, amortization and accretion	26,948	26,912	24,262

EBITDA	11,449	(82,185)	4,224
Add back:
Loss on impairment of assets	–	84,000	–
(Gain) loss on asset disposals, net	89	181	125

Adjusted EBITDA	11,538	1,996	4,349
Deduct:
Interest and dividend income	35	26	63
Other, net	(98)	12	29

Operating cash flow	11,601	1,958	4,257
Deduct:
Depreciation, amortization and accretion	26,948	26,912	24,262
Loss on impairment of assets	–	84,000	–
(Gain) loss on asset disposals, net	89	181	125

Operating income (loss) (GAAP)	$(15,436)	$(109,135)	$(20,130)

1
Income tax expense (benefit) is not provided at the individual segment level for Wireline, Cable and HMS. TDS calculates income tax expense for TDS Telecom in total.

Free Cash Flow and Adjusted Free Cash Flow

The following table presents Free cash flow and Adjusted free cash flow. Free cash flow is defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment. Adjusted free cash flow is defined as Cash flows from operating activities (which includes cash outflows related to the Sprint decommissioning), as adjusted for cash proceeds from the Sprint Cost Reimbursement (which are included in Cash flows from investing activities in the Consolidated Statement of Cash Flows), less Cash used for additions to property, plant and equipment. Free cash flow and Adjusted free cash flow are non-GAAP financial measures which TDS believes may be useful to investors and other users of its financial information in evaluating the amount of cash generated by business operations (including cash proceeds from the Sprint Cost Reimbursement), after Cash used for additions to property, plant and equipment.

	2015	2014	2013

(Dollars in thousands)
Cash flows from operating activities	$789,694	$394,812	$494,610
Less: Cash used for additions to property, plant and equipment	800,628	799,496	883,797

Free cash flow	$(10,934)	$(404,684)	$(389,187)
Add: Sprint Cost Reimbursement[1]	29,974	71,097	10,560

Adjusted free cash flow	$19,040	$(333,587)	$(378,627)

1
See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to the Sprint Cost Reimbursement.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31,	2015	2014	2013

(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$4,321,969	$4,328,654	$4,443,491
Equipment and product sales	854,272	680,784	457,745

Total operating revenues	5,176,241	5,009,438	4,901,236

Operating expenses
Cost of services (excluding Depreciation, amortization and accretion reported below)	1,190,910	1,164,658	1,118,183
Cost of equipment and products	1,224,031	1,346,811	1,107,133
Selling, general and administrative	1,780,463	1,865,807	1,947,778
Depreciation, amortization and accretion	844,361	836,532	1,018,077
Loss on impairment of assets	–	87,802	–
(Gain) loss on asset disposals, net	22,176	26,531	30,841
(Gain) loss on sale of business and other exit costs, net	(135,887)	(15,846)	(300,656)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)

Total operating expenses	4,779,170	5,199,302	4,665,877

Operating income (loss)	397,071	(189,864)	235,359

Investment and other income (expense)
Equity in earnings of unconsolidated entities	140,076	131,965	132,714
Interest and dividend income	38,783	16,957	9,092
Gain (loss) on investments	–	–	14,547
Interest expense	(141,719)	(111,397)	(98,811)
Other, net	391	115	(37)

Total investment and other income	37,531	37,640	57,505

Income (loss) before income taxes	434,602	(152,224)	292,864
Income tax expense (benefit)	171,992	(4,932)	126,043

Net income (loss)	262,610	(147,292)	166,821
Less: Net income (loss) attributable to noncontrolling interests, net of tax	43,573	(10,937)	24,894

Net income (loss) attributable to TDS shareholders	219,037	(136,355)	141,927
TDS Preferred dividend requirement	(49)	(49)	(49)

Net income (loss) available to common shareholders	$218,988	$(136,404)	$141,878

Basic weighted average shares outstanding	108,645	108,485	108,490
Basic earnings (loss) per share attributable to TDS shareholders	$2.02	$(1.26)	$1.31

Diluted weighted average shares outstanding	109,910	108,485	109,132
Diluted earnings (loss) per share attributable to TDS shareholders	$1.98	$(1.26)	$1.29

Dividends per share to TDS shareholders	$0.56	$0.54	$0.51

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Net income (loss)	$262,610	$(147,292)	$166,821
Net change in accumulated other comprehensive income (loss)
Change in net unrealized gain (loss) on equity investments	(399)	341	51
Change in foreign currency translation adjustment	37	48	(34)
Change related to retirement plan
Amounts included in net periodic benefit cost for the period
Net actuarial gains (losses)	866	10,990	13,345
Prior service cost	(7,412)	2,057	–
Amortization of prior service cost	(2,988)	(3,644)	(3,605)
Amortization of unrecognized net loss	290	1,287	2,452

	(9,244)	10,690	12,192
Change in deferred income taxes	3,509	(4,058)	(4,646)

Change related to retirement plan, net of tax	(5,735)	6,632	7,546

Net change in accumulated other comprehensive income (loss)	(6,097)	7,021	7,563

Comprehensive income (loss)	256,513	(140,271)	174,384
Less: Net income (loss) attributable to noncontrolling interests, net of tax	43,573	(10,937)	24,894

Comprehensive income (loss) attributable to TDS shareholders	$212,940	$(129,334)	$149,490

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Cash flows from operating activities
Net income (loss)	$262,610	$(147,292)	$166,821
Add (deduct) adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation, amortization and accretion	844,361	836,532	1,018,077
Bad debts expense	112,292	107,861	105,629
Stock-based compensation expense	40,400	35,793	30,338
Deferred income taxes, net	70,849	71,713	(67,150)
Equity in earnings of unconsolidated entities	(140,076)	(131,965)	(132,714)
Distributions from unconsolidated entities	60,060	112,349	127,929
Loss on impairment of assets	–	87,802	–
(Gain) loss on asset disposals, net	22,176	26,531	30,841
(Gain) loss on sale of business and other exit costs, net	(135,887)	(15,846)	(300,656)
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)
(Gain) loss on investments	–	–	(14,547)
Noncash interest expense	2,760	1,642	2,463
Other operating activities	(769)	(641)	612
Changes in assets and liabilities from operations
Accounts receivable	(120,230)	17,629	(293,729)
Equipment installment plans receivable	(133,734)	(188,829)	(591)
Inventory	115,482	(29,149)	(83,536)
Accounts payable	7,245	(117,264)	86,028
Customer deposits and deferred revenues	(35,850)	33,952	66,460
Accrued taxes	38,259	(122,921)	17,388
Accrued interest	4,046	1,277	380
Other assets and liabilities	(77,416)	(71,369)	(9,954)

Net cash provided by operating activities	789,694	394,812	494,610

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(800,628)	(799,496)	(883,797)
Cash paid for acquisitions and licenses	(286,861)	(295,253)	(314,570)
Cash received from divestitures and exchanges	342,870	187,645	811,120
Cash received for investments	–	50,000	115,000
Federal Communications Commission deposit	–	(60,000)	–
Other investing activities	6,932	7,360	11,594

Net cash used in investing activities	(737,687)	(909,744)	(260,653)

Cash flows from financing activities
Repayment of long-term debt	(816)	(1,072)	(1,581)
Issuance of long-term debt	525,000	275,000	37
Repayment of borrowing under revolving credit facility	–	(150,000)	–
Borrowing under revolving credit facility	–	150,000	–
TDS Common Shares reissued for benefit plans, net of tax payments	13,329	(2,019)	9,654
U.S. Cellular Common Shares reissued for benefit plans, net of tax payments	2,167	830	5,784
Repurchase of TDS Common Shares	–	(39,096)	(9,692)
Repurchase of U.S. Cellular Common Shares	(6,188)	(18,943)	(18,544)
Dividends paid to TDS shareholders	(61,219)	(58,040)	(55,293)
U.S. Cellular dividends paid to noncontrolling public shareholders	–	–	(75,235)
Payment of debt issuance costs	(13,026)	(10,215)	(23)
Distributions to noncontrolling interests	(6,369)	(627)	(3,766)
Payments to acquire additional interest in subsidiaries	(3,983)	–	(4,505)
Other financing activities	11,840	11,001	8,740

Net cash provided by (used in) financing activities	460,735	156,819	(144,424)

Net increase (decrease) in cash and cash equivalents	512,742	(358,113)	89,533

Cash and cash equivalents
Beginning of period	471,901	830,014	740,481

End of period	$984,643	$471,901	$830,014

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED BALANCE SHEET — ASSETS

December 31,	2015	2014

(Dollars in thousands)
Current assets
Cash and cash equivalents	$984,643	$471,901
Accounts receivable
Due from customers and agents, less allowances of $49,223 and $41,431, respectively	705,313	548,537
Other, less allowances of $1,468 and $1,141, respectively	97,543	135,144
Inventory, net	158,222	273,707
Net deferred income tax asset	–	107,686
Prepaid expenses	112,235	86,506
Income taxes receivable	70,094	113,708
Other current assets	30,293	29,766

Total current assets	2,158,343	1,766,955

Assets held for sale	–	103,343

Licenses	1,844,348	1,453,574
Goodwill	765,792	771,352
Franchise rights	244,180	244,300
Other intangible assets, net of accumulated amortization of $144,490 and $133,823, respectively	46,525	64,499
Investments in unconsolidated entities	401,720	321,729
Other investments	616	508

Property, plant and equipment
In service and under construction	11,520,061	11,194,044
Less: Accumulated depreciation and amortization	7,755,584	7,347,919

Property, plant and equipment, net	3,764,477	3,846,125

Other assets and deferred charges	196,461	282,037

Total assets	$9,422,462	$8,854,422

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED BALANCE SHEET — LIABILITIES AND EQUITY

December 31,	2015	2014

(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$14,306	$808
Accounts payable	348,737	387,125
Customer deposits and deferred revenues	288,412	324,318
Accrued interest	11,962	7,919
Accrued taxes	40,569	46,734
Accrued compensation	113,375	114,549
Other current liabilities	127,023	181,803

Total current liabilities	944,384	1,063,256

Liabilities held for sale	–	21,643

Deferred liabilities and credits
Net deferred income tax liability	900,054	941,519
Other deferred liabilities and credits	432,949	430,774

Long-term debt, net	2,439,827	1,941,069

Commitments and contingencies	–	–

Noncontrolling interests with redemption features	1,097	1,150

Equity
TDS shareholders' equity
Series A Common and Common Shares
Authorized 290,000 shares (25,000 Series A Common and 265,000 Common Shares)
Issued 132,782 shares (7,211 Series A Common and 125,571 Common Shares) and 132,749 shares (7,179 Series A Common, and 125,570 Common Shares), respectively
Outstanding 108,966 shares (7,211 Series A Common and 101,755 Common Shares) and 107,899 shares (7,179 Series A Common, and 100,720 Common Shares), respectively
Par Value ($.01 per share) of $1,328 ($72 Series A Common and $1,256 Common Shares) and of $1,327 ($72 Series A Common and $1,255 Common Shares), respectively	1,328	1,327
Capital in excess of par value	2,363,558	2,336,511
Treasury shares at cost:
23,816 and 24,850 Common Shares, respectively	(727,182)	(748,199)
Accumulated other comprehensive income	355	6,452
Retained earnings	2,487,491	2,330,187

Total TDS shareholders' equity	4,125,550	3,926,278

Preferred shares	824	824
Noncontrolling interests	577,777	527,909

Total equity	4,704,151	4,455,011

Total liabilities and equity	$9,422,462	$8,854,422

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	TDS Shareholders

	Series A Common and Common shares	Capital in excess of par value	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total TDS shareholders' equity	Preferred shares	Noncontrolling interests	Total equity

(Dollars in thousands)
December 31, 2014	$1,327	$2,336,511	$(748,199)	$6,452	$2,330,187	$3,926,278	$824	$527,909	$4,455,011
Add (Deduct)
Net income attributable to TDS shareholders	–	–	–	–	219,037	219,037	–	–	219,037
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	–	–	37,966	37,966
Other comprehensive income	–	–	–	(6,097)	–	(6,097)	–	–	(6,097)
TDS Common and Series A Common share dividends	–	–	–	–	(61,170)	(61,170)	–	–	(61,170)
TDS Preferred dividend requirement	–	–	–	–	(49)	(49)	–	–	(49)
Dividend reinvestment plan	1	3,069	8,607	–	–	11,677	–	–	11,677
Incentive and compensation plans	–	1,672	12,410	–	(514)	13,568	–	–	13,568
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	–	6,115	–	–	–	6,115	–	12,610	18,725
Stock-based compensation awards	–	16,074	–	–	–	16,074	–	–	16,074
Tax windfall (shortfall) from stock awards	–	117	–	–	–	117	–	–	117
Distributions to noncontrolling interests	–	–	–	–	–	–	–	(708)	(708)

December 31, 2015	$1,328	$2,363,558	$(727,182)	$355	$2,487,491	$4,125,550	$824	$577,777	$4,704,151

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	TDS Shareholders

	Series A Common and Common shares	Capital in excess of par value	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total TDS shareholders' equity	Preferred shares	Noncontrolling interests	Total equity

(Dollars in thousands)
December 31, 2013	$1,327	$2,308,807	$(721,354)	$(569)	$2,529,626	$4,117,837	$824	$551,436	$4,670,097
Add (Deduct)
Net loss attributable to TDS shareholders	–	–	–	–	(136,355)	(136,355)	–	–	(136,355)
Net loss attributable to noncontrolling interests classified as equity	–	–	–	–	–	–	–	(11,614)	(11,614)
Other comprehensive income	–	–	–	7,021	–	7,021	–	–	7,021
TDS Common and Series A Common Share dividends	–	–	–	–	(57,991)	(57,991)	–	–	(57,991)
TDS Preferred dividend requirement	–	–	–	–	(49)	(49)	–	–	(49)
Repurchase of Common Shares	–	–	(39,096)	–	–	(39,096)	–	–	(39,096)
Dividend reinvestment plan	–	2,702	7,093	–	–	9,795	–	–	9,795
Incentive and compensation plans	–	(1,580)	5,158	–	(5,044)	(1,466)	–	–	(1,466)
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	–	12,072	–	–	–	12,072	–	(11,349)	723
Stock-based compensation awards	–	14,182	–	–	–	14,182	–	–	14,182
Tax windfall (shortfall) from stock awards	–	328	–	–	–	328	–	–	328
Distributions to noncontrolling interests	–	–	–	–	–	–	–	(564)	(564)

December 31, 2014	$1,327	$2,336,511	$(748,199)	$6,452	$2,330,187	$3,926,278	$824	$527,909	$4,455,011

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	TDS Shareholders

	Series A Common and Common shares	Capital in excess of par value	Treasury shares	Accumulated other comprehensive income (loss)	Retained earnings	Total TDS shareholders' equity	Preferred shares	Noncontrolling interests	Total equity

(Dollars in thousands)
December 31, 2012	$1,327	$2,304,122	$(750,099)	$(8,132)	$2,464,318	$4,011,536	$825	$643,966	$4,656,327
Add (Deduct)
Net income attributable to TDS shareholders	–	–	–	–	141,927	141,927	–	–	141,927
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	–	–	24,661	24,661
Other comprehensive income	–	–	–	7,563	–	7,563	–	–	7,563
TDS Common and Series A Common Share dividends	–	–	–	–	(55,244)	(55,244)	–	–	(55,244)
TDS Preferred dividend requirement	–	–	–	–	(49)	(49)	–	–	(49)
U.S. Cellular dividends paid to noncontrolling public shareholders	–	–	–	–	–	–	–	(75,235)	(75,235)
Repurchase of Preferred Shares	–	–	–	–	(5)	(5)	(1)	–	(6)
Repurchase of Common Shares	–	–	(9,692)	–	–	(9,692)	–	–	(9,692)
Dividend reinvestment plan	–	1,619	13,647	–	(5,966)	9,300	–	–	9,300
Incentive and compensation plans	–	655	24,790	–	(15,355)	10,090	–	–	10,090
Adjust investment in subsidiaries for repurchases, issuances and other compensation plans	–	(290)	–	–	–	(290)	–	20	(270)
Stock-based compensation awards	–	14,430	–	–	–	14,430	–	–	14,430
Tax windfall (shortfall) from stock awards	–	(1,311)	–	–	–	(1,311)	–	–	(1,311)
Distributions to noncontrolling interests	–	–	–	–	–	–	–	(3,576)	(3,576)
Adjust investment in subsidiaries for noncontrolling interests purchases	–	(10,418)	–	–	–	(10,418)	–	5,370	(5,048)
Deconsolidation of partnerships	–	–	–	–	–	–	–	(43,770)	(43,770)

December 31, 2013	$1,327	$2,308,807	$(721,354)	$(569)	$2,529,626	$4,117,837	$824	$551,436	$4,670,097

The accompanying notes are an integral part of these consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Nature of Operations

Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality services to approximately 4.9 million wireless customers and 1.2 million wireline and cable connections at December 31, 2015. TDS conducts all of its wireless operations through its 84%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"). TDS provides broadband, video, voice and hosted and managed services through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

TDS has the following reportable segments: U.S. Cellular, Wireline, Cable, and Hosted and Managed Services ("HMS") operations. TDS' non-reportable other business activities are presented as "Corporate, Eliminations and Other". This includes the operations of TDS' wholly-owned subsidiary Suttle-Straus, Inc. ("Suttle-Straus"). Suttle-Straus' financial results were not significant to TDS' operations. All of TDS' segments operate only in the United States, except for HMS, which includes an insignificant foreign operation. See Note 18 — Business Segment Information for summary financial information on each business segment.

Principles of Consolidation

The accounting policies of TDS conform to accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries, general partnerships in which it has a majority partnership interest and variable interest entities ("VIEs") in which TDS is the primary beneficiary. Both VIE and primary beneficiary represent terms defined by GAAP.

Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2015 financial statement presentation. In the fourth quarter of 2015, TDS adopted, on a retrospective basis, Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"). See discussion of ASU 2015-03 below under Debt Issuance Costs.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, income taxes and equipment installment plans.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, including sales of certain devices under equipment installment plans through its owned and agent distribution channels, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

TDS Telecom's accounts receivable primarily consist of amounts owed by customers for services and products provided, by interexchange carriers for long-distance traffic which TDS Telecom carries on its network, and by interstate and intrastate revenue pools that distribute access charges.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing billed and unbilled accounts receivable. The allowance is estimated based on historical experience, account aging and

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. TDS does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during 2015, 2014 and 2013 were as follows:

	2015	2014	2013

(Dollars in thousands)
Balance at beginning of year	$48,637	$65,604	$33,415
Additions, net of recoveries	112,292	107,861	105,629
Deductions	(104,701)	(124,828)	(73,440)

Balance at end of year[1]	$56,228	$48,637	$65,604

1
In 2015 and 2014, balance includes an allowance of $5.5 million and $6.1 million, respectively, related to the long-term portion of unbilled equipment installment plan receivables.

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement cost or estimated net realizable value.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service.

TDS has determined that wireless licenses are indefinite-lived intangible assets and, therefore, not subject to amortization based on the following factors:

▪
Radio spectrum is not a depleting asset.

▪
The ability to use radio spectrum is not limited to any one technology.

▪
TDS and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

▪
TDS and its consolidated subsidiaries are required to renew their FCC licenses every ten years or, in some cases, every fifteen years. To date, all of TDS' license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. TDS believes that it is probable that its future license renewal applications will be granted.

U.S. Cellular performs its annual impairment assessment of Licenses as of November 1 of each year or more frequently if there are events or circumstances that cause U.S. Cellular to believe the carrying value of Licenses exceeds their fair value on a more likely than not basis. Prior to the fourth quarter of 2015, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. The eleven units of accounting consisted of four geographic units of accounting for developed operating market licenses ("built licenses") and seven geographic non-operating market licenses ("unbuilt licenses"). As part of the current year annual impairment evaluation, U.S. Cellular evaluated the aggregation criteria based on how such licenses are deployed and provide value in U.S. Cellular's operations, and current industry and market factors. It was determined the built licenses should be aggregated into one unit of accounting. The unbuilt licenses continued to be separated into seven geographic units of accounting.

As of November 1, 2015, U.S. Cellular performed a qualitative impairment assessment to determine whether it was more likely than not that the fair value of the built and unbuilt licenses exceed their carrying value. In 2014, U.S. Cellular estimated the fair value of built licenses for purposes of impairment testing using the build-out method. The build-out method estimates the fair value of Licenses by discounting to present value the future cash flows calculated based on a hypothetical cost to build-out U.S. Cellular's network. For units of accounting which consist of unbuilt licenses, the fair

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. Based on the impairment assessments performed, U.S. Cellular did not have an impairment of its Licenses in 2015 or 2014.

See Note 7 — Intangible Assets for additional details related to Licenses.

Goodwill

TDS has Goodwill as a result of its acquisition of wireless, wireline, cable and HMS companies and, under previous business combination guidance in effect prior to 2009, step acquisitions related to U.S. Cellular's repurchase of its common shares. Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions. TDS performs its annual impairment assessment of Goodwill as of November 1 of each year or more frequently if there are events or circumstances that cause TDS to believe the carrying value of individual reporting units exceeds their respective fair values on a more likely than not basis.

See Note 7 — Intangible Assets for additional details related to Goodwill.

U.S. Cellular

For purposes of conducting its annual Goodwill impairment test as of November 1, 2015, U.S. Cellular identified one reporting unit. In 2014, U.S. Cellular identified four reporting units based on four geographic groupings of operating markets, representing four geographic service areas. Due to the evolution of the business and the extent to which U.S. Cellular has similar customers, products and services, and operations across all geographic regions, and also operates one interdependent network, U.S. Cellular determined it had one reporting unit as of November 1, 2015. The change in reporting units required U.S. Cellular to perform an impairment test for both the previous four reporting units and one new reporting unit as of November 1, 2015. A discounted cash flow approach was used to value each reporting unit for purposes of the Goodwill impairment review. Based upon the impairment assessments performed, U.S. Cellular did not have an impairment of its Goodwill in 2015 or 2014.

TDS Telecom

For purposes of conducting its annual Goodwill impairment test as of the November 1, 2015 and 2014, TDS Telecom has identified three reporting units: Wireline, Cable and HMS. The discounted cash flow approach and guideline public company method were used to value the Wireline and Cable reporting units for the 2015 and 2014 annual impairment tests and the HMS reporting unit for the 2015 impairment test. For the 2014 annual impairment test, TDS Telecom performed a qualitative assessment of the HMS reporting unit due to the interim impairment test performed on the HMS reporting unit during the third quarter of 2014. Based on the impairment assessments performed, Wireline and Cable did not have an impairment of their Goodwill in 2015 or 2014. HMS also did not have an impairment of its Goodwill in 2015; however, HMS recognized a loss on impairment in 2014 as described in Note 7 — Intangible Assets.

Franchise Rights

TDS Telecom has Franchise rights as a result of acquisitions of cable businesses. Franchise rights are intangible assets that provide their holder with the right to operate a business in a certain geographical location as sanctioned by the franchiser, usually a government agency. TDS has determined that Franchise rights are indefinite-lived intangible assets and, therefore, not subject to amortization because TDS expects both the renewal by the granting authorities and the cash flows generated from the Franchise rights to continue indefinitely. Cable Franchise rights are generally granted for ten year periods and may be renewed for additional terms upon approval by the granting authority. TDS anticipates that future renewals of its Franchise rights will be granted.

TDS Telecom performs its annual impairment assessment of Franchise rights as of November 1 of each year or more frequently if there are events or circumstances that cause TDS Telecom to believe the carrying value of Franchise rights exceeds their fair value on a more likely than not basis. TDS Telecom tests Franchise rights for impairment at a unit of accounting level for which one unit of accounting was identified. TDS Telecom estimates the fair value of franchise rights for purposes of impairment testing using the build-out method. Based on the impairment assessments performed, TDS Telecom did not have an impairment of Franchise rights in 2015 or 2014.

See Note 7 — Intangible Assets for additional details related to Franchise rights.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments in Unconsolidated Entities

For its equity method investments for which financial information is readily available, TDS records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, TDS records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to Cost of services or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), to (Gain) loss on asset disposals, net.

TDS capitalizes certain costs of developing new information systems.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset, except for certain Wireline segment assets, which use the group depreciation method. The group depreciation method develops a depreciation rate based on the average useful life of a specific group of assets, rather than each asset individually. TDS depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. Due to the Divestiture Transaction more fully described in Note 6 — Acquisitions, Divestitures and Exchanges, U.S. Cellular changed the useful lives of certain assets in 2013. Other than the Divestiture Transaction, there were no material changes to useful lives of property, plant and equipment in 2015, 2014 or 2013. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

TDS reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices and a network operations center. U.S. Cellular operates a single integrated national wireless network, and the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities represent cash flows generated by this single interdependent network.

TDS Telecom has three asset groups of Wireline, Cable and HMS for purposes of assessing property, plant and equipment for impairment based on their integrated network, assets and operations. The cash flows generated by each of these groups is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular. At December 31, 2015 and 2014, U.S. Cellular had accrued $75.7 million and $95.3 million, respectively, for amounts due to agents. These amounts are included in Other current liabilities in the Consolidated Balance Sheet.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt Issuance Costs

Debt issuance costs include underwriters' and legal fees and other charges related to issuing various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument. TDS early adopted ASU 2015-03 using the retrospective method as of December 31, 2015. ASU 2015-03 requires certain debt issuance costs to be presented in the balance sheet as an offset to the related debt obligation. Debt issuance costs related to TDS and U.S. Cellular's revolving credit facilities are excluded from the scope of ASU 2015-03 and are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. As a result of the retrospective adoption, TDS reclassified unamortized debt issuance costs of $52.5 million as of December 31, 2014 from Other assets and deferred charges to Long-term debt, net in the Consolidated Balance Sheet. Other than this reclassification, the adoption of ASU 2015-03 did not have an impact on TDS' consolidated financial statements.

Asset Retirement Obligations

TDS accounts for asset retirement obligations by recording the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, TDS records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Until the obligation is fulfilled, TDS updates its estimates relating to cash flows required and timing of settlement. TDS records the present value of the changes in the future value as an increase or decrease to the liability and the related carrying amount of the long-lived asset. The liability is accreted to future value over a period ending with the estimated settlement date of the respective asset retirement obligation. The carrying amount of the long-lived asset is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability is recognized in the Consolidated Statement of Operations.

Treasury Shares

Common Shares repurchased by TDS are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, TDS determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Capital in excess of par value or Retained earnings.

Revenue Recognition

Revenues related to services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate.

Revenues from sales of equipment, products and accessories are recognized when TDS no longer has any requirements to perform, when title has passed and when the products are accepted by the customer.

Multiple Deliverable Arrangements

U.S. Cellular and TDS Telecom sell multiple element service and equipment offerings. In these instances, revenues are allocated using the relative selling price method. Under this method, arrangement consideration is allocated to each element on the basis of its relative selling price. Revenue recognized for the delivered items is limited to the amount due from the customer that is not contingent upon the delivery of additional products or services.

Loyalty Reward Program

In March 2015, U.S. Cellular announced that it would discontinue its loyalty reward program effective September 1, 2015. All unredeemed reward points expired at that time and the deferred revenue balance of $58.2 million related to such expired points was recognized as service revenues. At December 31, 2014, U.S. Cellular had deferred revenue related to loyalty reward points outstanding of $94.6 million.

U.S. Cellular followed the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points was deferred. The amount allocated to the loyalty points was based on the estimated retail price of the products and services for which points may be redeemed divided by the number of loyalty points required to receive such products and services. This was calculated on a weighted average basis and required U.S. Cellular to estimate the percentage of loyalty points that would be redeemed for each product or service.

Revenue was recognized at the time of customer redemption or when such points were depleted via an account maintenance charge. U.S. Cellular employed the proportional model to recognize revenues associated with breakage.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the proportional model, U.S. Cellular allocated a portion of the estimated future breakage to each redemption and recorded revenue proportionally.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular's billing system conversion in 2013. The value of the loyalty bonus reduced Service revenues in the Consolidated Statement of Operations in 2013.

Equipment Installment Plans

U.S. Cellular equipment revenue under equipment installment plan contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest or trade-in right, if applicable. Imputed interest is reflected as a reduction to the receivable balance and recognized over the duration of the plan as a component of Interest and dividend income. See Note 3 — Equipment Installment Plans for additional information.

Incentives

Discounts and incentives that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.

U.S. Cellular issues rebates to its agents and end customers. These incentives are recognized as a reduction to revenue at the time the wireless device sale to the customer occurs. The total potential rebates and incentives are reduced by U.S. Cellular's estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

Activation Fees

TDS charges its end customers activation fees in connection with the sale of certain services and equipment. Activation fees charged by TDS Telecom in conjunction with a service offering are deferred and recognized over the average customer's service period. Device activation fees charged at U.S. Cellular agent locations in connection with subsidized device sales are deferred and recognized over a period that corresponds with the length of the customer's service contract. Device activation fees charged at U.S. Cellular company-owned retail stores in connection with subsidized device sales are recognized at the time the device is delivered to the customer. Device activation fees charged at both agent locations and U.S. Cellular company-owned retail stores in connection with equipment installment plan device transactions are deferred and recognized over a period that corresponds with the equipment upgrade eligibility date based on the contract terms.

Amounts Collected from Customers and Remitted to Governmental Authorities – Gross vs. Net

TDS records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and TDS merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon TDS, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $95.3 million, $113.5 million and $131.0 million for 2015, 2014 and 2013, respectively.

Wholesale Revenues

TDS Telecom earns wholesale revenues in its Wireline segment as a result of its participation in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by long distance revenue and/or access charges within state jurisdictions and by access charges in the interstate jurisdiction. Wholesale revenues earned through the various pooling processes are recorded based on estimates following the National Exchange Carrier Association's rules as approved by the FCC.

Eligible Telecommunications Carrier ("ETC") Revenues

Telecommunications companies may be designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provide specified services in "high cost" areas. ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Costs

TDS expenses advertising costs as incurred. Advertising costs totaled $267.9 million, $228.5 million and $212.8 million in 2015, 2014 and 2013, respectively.

Income Taxes

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. TDS evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes ("ASU 2015-17"), requiring all deferred tax assets and liabilities, and any related valuation allowance, to be classified as non-current on the balance sheet. The classification change for all deferred taxes as non-current simplifies entities' processes as it eliminates the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation allowances. TDS is required to adopt ASU 2015-17 on January 1, 2017. Early adoption is permitted. TDS early adopted this standard using the prospective method as of December 31, 2015. No prior period amounts were adjusted.

Stock-Based Compensation and Other Plans

TDS has established long-term incentive plans, dividend reinvestment plans, and a non-employee director compensation plan. See Note 17 — Stock-Based Compensation for additional information. The dividend reinvestment plan of TDS is not considered a compensatory plan and, therefore, recognition of compensation costs for grants made under this plan is not required. All other plans are considered compensatory plans; therefore, recognition of compensation costs for grants made under these plans is required.

TDS values its share-based payment transactions using a Black-Scholes valuation model. Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. TDS believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of TDS' common stock over a period commensurate with the expected life. The dividend yield assumption is equal to the dividends declared in the most recent year as a percentage of the share price on the date of grant. The risk-free interest rate assumption is determined using the U.S. Treasury Yield Curve Rate with a term length that approximates the expected life of the stock options.

TDS stock option awards cliff vest in three years. Therefore, compensation cost for TDS stock option awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. U.S. Cellular stock option awards vest on an annual basis in three separate tranches. Compensation cost for U.S. Cellular stock option awards is recognized using a graded attribution method over the requisite service period, which is generally the vesting period. TDS and U.S. Cellular restricted stock units cliff vest in three years. Therefore, compensation cost for TDS and U.S. Cellular restricted stock units is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. In August 2015, the FASB issued Accounting Standards Update 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, requiring the adoption of ASU 2014-09 on January 1, 2018.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Early adoption as of January 1, 2017 is permitted; however, TDS does not intend to adopt early. TDS is evaluating the effects that adoption of ASU 2014-09 will have on its financial position, results of operations, and disclosures.

In August 2014, the FASB issued Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires TDS to assess its ability to continue as a going concern each interim and annual reporting period and provide certain disclosures if there is substantial doubt about the entity's ability to continue as a going concern, including management's plan to alleviate the substantial doubt. TDS is required to adopt the provisions of ASU 2014-15 for the annual period ending December 31, 2016, but early adoption is permitted. The adoption of ASU 2014-15 will not impact TDS' financial position or results of operations but may impact future disclosures.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation: Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 simplifies consolidation accounting by reducing the number of consolidation models. Additionally, ASU 2015-02 changes certain criteria for identifying variable interest entities. TDS adopted the provisions of this standard as of January 1, 2016. TDS expects that certain consolidated subsidiaries that are not defined as variable interest entities under current accounting guidance will be defined as variable interest entities under the provisions of ASU 2015-02. However, TDS' adoption of ASU 2015-02 will not change the group of entities which TDS is required to consolidate in its financial statements. Accordingly, the adoption of ASU 2015-02 will not impact its financial position or results of operations.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory: Simplifying the Measurement of Inventory ("ASU 2015-11"), which requires inventory to be measured at the lower of cost or net realizable value. TDS is required to adopt ASU 2015-11 on January 1, 2017. Early adoption is permitted. TDS is evaluating the effects that adoption of ASU 2015-11 will have on its financial position and results of operations.

In September 2015, the FASB issued Accounting Standards Update 2015-16, Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"). ASU 2015-16 simplifies how adjustments are made to provisional amounts recognized in a business combination during the measurement period. TDS adopted ASU 2015-16 on January 1, 2016. There will be no immediate impacts to TDS' financial position, results of operations, and disclosures.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). This ASU introduces changes to current accounting for equity investments and financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. TDS is required to adopt ASU 2016-01 on January 1, 2018. Certain provisions are eligible for early adoption. TDS is evaluating the effects that adoption of ASU 2016-01 will have on its financial position and results of operations.

NOTE 2 FAIR VALUE MEASUREMENTS

As of December 31, 2015 and 2014, TDS did not have any financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TDS has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value	December 31, 2015		December 31, 2014

	Hierarchy	Book Value	Fair Value	Book Value	Fair Value

(Dollars in thousands)
Cash and cash equivalents	1	$984,643	$984,643	$471,901	$471,901
Long-term debt
Retail	2	1,753,250	1,766,308	1,453,250	1,414,105
Institutional	2	533,015	501,461	532,722	513,647
Other	2	215,538	215,456	4,749	4,675

The fair value of Cash and cash equivalents approximates the book value due to the short-term nature of these financial instruments. Long-term debt excludes capital lease obligations and the current portion of Long-term debt. The fair value of "Retail" Long-term debt was estimated using market prices for TDS' 7.0% Senior Notes, 6.875% Senior Notes, 6.625% Senior Notes and 5.875% Senior Notes, and U.S. Cellular's 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes. TDS' "Institutional" debt consists of U.S. Cellular's 6.7% Senior Notes which are traded over the counter. TDS' "Other" debt consists of a senior term loan credit facility and other borrowings with financial institutions. TDS estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 0.00% to 7.51% and 0.00% to 7.25% at December 31, 2015 and 2014, respectively.

NOTE 3 EQUIPMENT INSTALLMENT PLANS

TDS offers customers through its owned and agent distribution channels the option to purchase certain devices under equipment installment contracts over a specified time period. For certain equipment installment plans ("EIP"), after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract. TDS values this trade-in right as a guarantee liability. The guarantee liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the fair value of the device being traded-in at the time of trade-in. As of December 31, 2015 and 2014, the guarantee liability related to these plans was $92.7 million and $57.5 million, respectively, and is reflected in Customer deposits and deferred revenues in the Consolidated Balance Sheet.

TDS equipment installment plans do not provide for explicit interest charges. For equipment installment plans with duration of greater than twelve months, TDS imputes interest. Equipment installment plan receivables had a weighted average effective imputed interest rate of 9.7% and 10.2% as of December 31, 2015 and 2014, respectively.

The following table summarizes the unbilled equipment installment plan receivables as of December 31, 2015 and 2014. Such amounts are presented in the Consolidated Balance Sheet as Accounts receivable – customers and agents and Other assets and deferred charges, where applicable.

December 31,	2015	2014

(Dollars in thousands)
Short-term portion of unbilled equipment installment plan receivables, gross	$278,709	$127,400
Short-term portion of unbilled deferred interest	(20,810)	(16,365)
Short-term portion of unbilled allowance for credit losses	(13,827)	(3,686)

Short-term portion of unbilled equipment installment plan receivables, net	$244,072	$107,349

Long-term portion of unbilled equipment installment plan receivables, gross	$75,738	$89,435
Long-term portion of unbilled deferred interest	(2,283)	(2,791)
Long-term portion of unbilled allowance for credit losses	(5,537)	(6,065)

Long-term portion of unbilled equipment installment plan receivables, net	$67,918	$80,579

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TDS assesses the collectability of the equipment installment plan receivables based on historical payment experience, account aging and other qualitative factors and provides an allowance for estimated losses. The credit profiles of TDS customers on equipment installment plans are similar to those of TDS customers with traditional subsidized plans. Customers with a higher risk credit profile are required to make a deposit for equipment purchased through an installment contract.

TDS recorded out-of-period adjustments in 2015 due to errors related to equipment installment plan transactions that were attributable to 2014. TDS has determined that these adjustments were not material to prior annual periods, and also were not material to the current year results. These equipment installment plan adjustments had the impact of reducing Equipment sales revenues by $6.2 million and Income before income taxes by $5.8 million in 2015.

NOTE 4 INCOME TAXES

TDS' current income taxes balances at December 31, 2015 and 2014 were as follows:

December 31,	2015	2014

(Dollars in thousands)
Federal income taxes receivable	$66,785	$108,820
Net state income taxes receivable	3,309	4,391

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Current
Federal	$92,887	$(87,736)	$181,579
State	8,256	11,091	11,614
Deferred
Federal	60,939	41,851	(65,970)
Federal – valuation allowance adjustment	–	(10,816)	–
State	9,910	2,208	(1,180)
State – valuation allowance adjustment	–	38,470	–

	$171,992	$(4,932)	$126,043

A reconciliation of TDS' income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to TDS' effective income tax expense rate is as follows:

	2015		2014		2013

Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate

(Dollars in thousands)
Statutory federal income tax expense and rate	$152,111	35.0%	$(53,278)	35.0%	$102,502	35.0%
State income taxes, net of federal benefit[1]	11,002	2.5	42,834	(28.1)	10,548	3.6
Effect of noncontrolling interests	2,791	0.6	(5,777)	3.8	(1,034)	(0.4)
Gains (losses) on investments and sale of assets[2]	–	–	–	–	14,949	5.1
Change in federal valuation allowance[3]	2,022	0.5	(8,697)	5.7	–	–
Goodwill impairment[4]	–	–	18,260	(12.0)	–	–
Other differences, net	4,066	1.0	1,726	(1.2)	(922)	(0.3)

Total income tax expense (benefit) and rate	$171,992	39.6%	$(4,932)	3.2%	$126,043	43.0%

1
State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to the valuation allowance. During the third quarter of 2014 TDS recorded a $38.5 million increase to income tax expense related to a valuation allowance recorded against certain state deferred tax assets.

2
Gains (losses) on investments and sale of assets represents 2013 tax expense related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction. See Note 6 — Acquisitions, Divestitures and Exchanges and Note 8 — Investments in Unconsolidated Entities for additional information.

3
Change in federal valuation allowance in 2015 relates primarily to losses incurred by certain entities where realization of deferred tax assets is not "more likely than not." The decrease to income tax expense in 2014 was due to a valuation allowance reduction for federal net operating losses previously limited under loss utilization rules.

4
Goodwill impairment reflects an adjustment to increase income tax expense by $18.3 million related to a portion of the goodwill impairment of Suttle-Straus and the HMS reporting unit recorded in 2014 which is nondeductible for income tax purposes. See Note 7 — Intangible Assets for additional information related to the goodwill impairment.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of TDS' deferred income tax assets and liabilities at December 31, 2015 and 2014 were as follows:

December 31,	2015	2014

(Dollars in thousands)
Deferred tax assets
Current deferred tax assets	$–	$113,402
Net operating loss ("NOL") carryforwards	137,574	135,676
Stock-based compensation	61,680	54,789
Compensation and benefits – other	37,744	11,014
Deferred rent	19,896	19,604
Other	92,787	35,523

Total deferred tax assets	349,681	370,008
Less valuation allowance	(112,357)	(113,553)

Net deferred tax assets	237,324	256,455

Deferred tax liabilities
Property, plant and equipment	672,473	667,540
Licenses/intangibles	300,669	259,865
Partnership investments	163,287	151,123
Other	–	9,724

Total deferred tax liabilities	1,136,429	1,088,252

Net deferred income tax liability	$899,105	$831,797

TDS early adopted ASU 2015-17 as of December 31, 2015 using the prospective method. The change required by the guidance, whereby all deferred taxes are classified as non-current, simplifies processes by eliminating the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation allowances. The prior year Consolidated Balance Sheet and the deferred tax disclosure above were not revised. At December 31, 2015, $900.1 million of net deferred income tax liability is included in Net deferred income tax liability and $1.0 million is included in Other assets and deferred charges in the Consolidated Balance Sheet. At December 31, 2014, $107.7 million of net current deferred income tax asset is included in Net deferred income tax asset and $941.5 million of net noncurrent deferred income tax liability is included in Net deferred income tax liability and $2.0 million is included in Other assets and deferred charges in the Consolidated Balance Sheet.

At December 31, 2015, TDS and certain subsidiaries had $2.4 billion of state NOL carryforwards (generating a $114.2 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2016 and 2035. Certain subsidiaries had federal NOL carryforwards (generating a $23.4 million deferred tax asset) available to offset their future taxable income. The federal NOL carryforwards expire between 2018 and 2035. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of TDS' deferred tax asset valuation allowance is as follows:

	2015	2014	2013

(Dollars in thousands)
Balance at beginning of year	$113,553	$79,064	$70,502
Charged (credited) to income tax expense	(1,196)	34,489	1,954
Charged to other accounts	–	–	6,608

Balance at end of year	$112,357	$113,553	$79,064

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013

(Dollars in thousands)
Unrecognized tax benefits balance at beginning of year	$37,816	$30,390	$28,420
Additions for tax positions of current year	7,382	7,610	6,388
Additions for tax positions of prior years	1,783	883	1,858
Reductions for tax positions of prior years	(1,434)	(399)	(467)
Reductions for settlements of tax positions	(1,225)	(312)	(1,337)
Reductions for lapses in statutes of limitations	(5,448)	(356)	(4,472)

Unrecognized tax benefits balance at end of year	$38,874	$37,816	$30,390

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2015, 2014 and 2013 by $25.6 million, $24.6 million and $19.8 million, respectively, net of the federal benefit from state income taxes.

As of December 31, 2015, it is reasonably possible that unrecognized tax benefits could decrease by approximately $10 million in the next twelve months. The nature of the uncertainty relates primarily to state income tax positions and their resolution or the expiration of statutes of limitation.

TDS recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties resulted in an expense of $0.6 million, $3.4 million and $0.7 million in 2015, 2014 and 2013, respectively. Net accrued interest and penalties were $16.8 million and $16.2 million at December 31, 2015 and 2014, respectively.

TDS and its subsidiaries file federal and state income tax returns. With only limited exceptions, TDS is no longer subject to federal income tax audits for the years prior to 2012. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2011.

NOTE 5 EARNINGS PER SHARE

Basic earnings (loss) per share attributable to TDS shareholders is computed by dividing Net income (loss) available to common shareholders of TDS by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share attributable to TDS shareholders is computed by dividing Net income (loss) available to common shareholders of TDS by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amounts used in computing earnings (loss) per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year Ended December 31,	2015	2014	2013

(Dollars and shares in thousands, except earnings per share)
Basic earnings (loss) per share attributable to TDS shareholders:
Net income (loss) available to common shareholders of TDS used in basic earnings (loss) per share	$218,988	$(136,404)	$141,878
Adjustments to compute diluted earnings:
Noncontrolling interest adjustment	(1,525)	–	(1,058)
Preferred dividend adjustment	49	–	49

Net income (loss) available to common shareholders of TDS used in diluted earnings (loss) per share	$217,512	$(136,404)	$140,869

Weighted average number of shares used in basic earnings (loss) per share
Common Shares	101,453	101,304	101,339
Series A Common Shares	7,192	7,181	7,151

Total	108,645	108,485	108,490

Effects of dilutive securities:
Stock options[1]	773	–	209
Restricted stock units[1]	436	–	375
Preferred shares[1]	56	–	58

Weighted average number of shares used in diluted earnings (loss) per share	109,910	108,485	109,132

Basic earnings (loss) per share attributable to TDS shareholders	$2.02	$(1.26)	$1.31

Diluted earnings (loss) per share attributable to TDS shareholders	$1.98	$(1.26)	$1.29

1
There were no effects of dilutive securities in 2014 due to the net loss for the year.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.

Certain Common Shares issuable upon the exercise of stock options, vesting of restricted stock units or conversion of convertible preferred shares were not included in average diluted shares outstanding for the calculation of Diluted earnings (loss) per share attributable to TDS shareholders because their effects were antidilutive. The number of such Common Shares excluded is shown in the table below.

Year Ended December 31,	2015	2014	2013

(Shares in thousands)
Stock options	4,499	8,984	7,120
Restricted stock units	190	839	171
Preferred shares	–	56	–

NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES

Divestiture Transaction

On May 16, 2013, pursuant to a Purchase and Sale Agreement, U.S. Cellular sold customers and certain PCS spectrum licenses to subsidiaries of Sprint Corp. fka Sprint Nextel Corporation ("Sprint") in U.S. Cellular's Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets ("Divestiture Markets") in consideration for $480 million in cash. The Purchase and Sale Agreement also contemplated certain other agreements, together with the Purchase and Sale Agreement collectively referred to as the "Divestiture Transaction."

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These agreements require Sprint to reimburse U.S. Cellular up to $200 million (the "Sprint Cost Reimbursement") for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees. As of December 31, 2015, U.S. Cellular had received a cumulative total of $111.6 million pursuant to the Sprint Cost Reimbursement. Sprint Cost Reimbursement totaling $30.0 million, $71.1 million and $10.6 million had been received and recorded in Cash received from divestitures and exchanges in the Consolidated Statement of Cash Flows in 2015, 2014, and 2013, respectively.

As a result of the Divestiture Transaction, TDS recognized gains of $6.0 million, $29.3 million and $302.0 million in (Gain) loss on sale of business and other exit costs, net, in 2015, 2014 and 2013, respectively.

Other Acquisitions, Divestitures and Exchanges

▪
In 2015, TDS sold certain Wireline markets for $25.6 million, including working capital adjustments, and recognized aggregated gains of $9.5 million.

▪
In March 2015, U.S. Cellular exchanged certain of its unbuilt PCS licenses for certain other PCS licenses located in U.S. Cellular's existing operating markets and $117.0 million of cash. As of the transaction date, the licenses received in the transaction had an estimated fair value, per a market approach, of $43.5 million. A gain of $125.2 million was recorded in (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations in the first quarter of 2015.

▪
U.S. Cellular participated in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum. Advantage Spectrum was the provisional winning bidder for 124 licenses for an aggregate winning bid of $338.3 million, after its expected designated entity discount of 25%. Advantage Spectrum's bid amount, less the upfront payment of $60.0 million paid in 2014, was paid to the FCC in March 2015. These licenses have not yet been granted by the FCC. See Note 14 — Variable Interest Entities for additional information.

▪
In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for $159.0 million. This agreement and related transactions are referred to as the "Tower Sale" and were accomplished in two closings. The first closing occurred in December 2014 and included the sale of 236 towers, without tenants, for $10.0 million. On this same date, U.S. Cellular received $7.5 million in earnest money. At the time of the first closing, a $4.7 million gain was recorded. The second closing for the remaining 359 towers, primarily with tenants, took place in January 2015, at which time U.S. Cellular received $141.8 million in additional cash proceeds and TDS recorded a gain of $120.2 million in (Gain) loss on sale of business and other exit costs, net.

▪
In September 2014, U.S. Cellular entered into an agreement with a third party to exchange certain PCS and AWS licenses for certain other PCS and AWS licenses and $28.0 million of cash. This license exchange was accomplished in two closings. The first closing occurred in December 2014 at which time U.S. Cellular transferred licenses to the counterparty with a net book value of $11.5 million, received licenses with an estimated fair value, per a market approach, of $51.5 million, recorded a $21.7 million gain and recorded an $18.3 million deferred credit in Other current liabilities. The license that was transferred to the counterparty in the second closing had a net book value of $22.2 million. The second closing occurred in July 2015. At the time of the second closing, U.S. Cellular received $28.0 million in cash and recognized the deferred credit from the first closing, resulting in a total gain of $24.0 million recorded on this part of the license exchange.

▪
In September 2014, TDS acquired substantially all of the assets of a group of companies operating as BendBroadband, headquartered in Bend, Oregon for $260.7 million in cash. BendBroadband is a full-service communications company, offering an extensive range of broadband, fiber connectivity, cable television and telephone services for commercial and residential customers in Central Oregon. As part of the agreement, TDS also acquired a Tier III data center providing colocation and managed services and a cable advertising and broadcast business. BendBroadband service offerings complement the current portfolio of products offered through TDS Telecom businesses. Goodwill was recorded due primarily to the expectation of future growth and synergies in Cable segment operations. The operations of the data center are included in the HMS segment. The operations of the cable and the advertising and broadcast businesses are included in the Cable segment.

▪
In May 2014, U.S. Cellular entered into a License Purchase and Customer Recommendation Agreement with Airadigm Communications Inc. ("Airadigm"), a wholly-owned subsidiary of TDS. In September 2014, pursuant to the License Purchase and Customer Recommendation Agreement, Airadigm transferred FCC spectrum licenses and certain tower

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, to U.S. Cellular for $91.5 million in cash (the "Airadigm Transaction"). Since both parties to this transaction are controlled by TDS, upon closing, U.S. Cellular recorded the transferred assets at Airadigm's net book value of $15.2 million.

▪
In March 2014, U.S. Cellular sold the majority of its St. Louis area non-operating market spectrum license for $92.3 million. A gain of $75.8 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations in the first quarter of 2014.

▪
In February 2014, U.S. Cellular completed an exchange whereby U.S. Cellular received one E block PCS spectrum license covering Milwaukee, WI in exchange for one D block PCS spectrum license covering Milwaukee, WI. The exchange of licenses provided U.S. Cellular with spectrum to meet anticipated future capacity and coverage requirements. No cash, customers, network assets, other assets or liabilities were included in the exchange. As a result of this transaction, TDS recognized a gain of $15.7 million, representing the difference between the $15.9 million fair value of the license surrendered, calculated using a market approach valuation method, and the $0.2 million carrying value of the license surrendered. This gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations in the first quarter of 2014.

▪
In October 2013, TDS acquired 100% of the outstanding shares of MSN Communications, Inc. ("MSN") for $43.6 million in cash. MSN is an information technology solutions provider whose service offerings complement the HMS portfolio of products. MSN is included in the HMS segment for reporting purposes.

▪
In October 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license ("unbuilt license") for $308.0 million. At the time of the sale, a $250.6 million gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

▪
In August 2013, TDS Telecom acquired substantially all of the assets of Baja Broadband, LLC ("Baja") for $264.1 million in cash. Baja is a cable company that operates in markets primarily in Colorado, New Mexico, Texas, and Utah and offers broadband, video and voice services, which complement the TDS Telecom portfolio of products. Baja is included in the Cable segment for reporting purposes.

TDS' acquisitions in 2015 and 2014 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price

	Purchase Price[1]	Goodwill[2]	Licenses	Franchise Rights	Intangible Assets Subject to Amortization[3]	Net Tangible Assets/(Liabilities)

(Dollars in thousands)
2015
U.S. Cellular licenses[4]	$345,807	$–	$345,807	$–	$–	$–

Total	$345,807	$–	$345,807	$–	$–	$–

2014
U.S. Cellular licenses	$41,707	$–	$41,707	$–	$–	$–
TDS Telecom cable business	273,789	33,610	2,703	120,979	14,056	102,441

Total	$315,496	$33,610	$44,410	$120,979	$14,056	$102,441

1
Cash amounts paid for acquisitions may differ from the purchase price due to cash acquired in the transactions and the timing of cash payments related to the respective transactions.

2
The entire amount of Goodwill acquired in 2014 was amortizable for income tax purposes.

3
In 2014, at the date of acquisition, the weighted average amortization period for Intangible Assets Subject to Amortization acquired was 4.6 years for TDS Telecom's cable business.

4
Includes purchases totaling $338.3 million made by Advantage Spectrum from the FCC for licenses in Auction 97. These licenses have not yet been granted by the FCC.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TDS did not have any assets or liabilities classified as held for sale at December 31, 2015. At December 31, 2014, the following assets and liabilities were classified in the Consolidated Balance Sheet as "Assets held for sale" and "Liabilities held for sale":

	Current Assets	Other Assets and Deferred Charges	Licenses	Goodwill	Property, Plant and Equipment	Total Assets Held for Sale

(Dollars in thousands)
2014
Divestiture of Spectrum Licenses	$–	$–	$56,809	$–	$–	$56,809
Sale of Business — Towers	1,472	773	–	4,344	31,770	38,359
Divestiture of Wireline markets	215	2	–	4,100	3,858	8,175

Total	$1,687	$775	$56,809	$8,444	$35,628	$103,343

	Current Liabilities	Other Deferred Liabilities and Credits	Total Liabilities Held for Sale

(Dollars in thousands)
2014
Sale of Business — Towers	$3,607	$17,641	$21,248
Divestiture of Wireline markets	218	177	395

Total	$3,825	$17,818	$21,643

NOTE 7 INTANGIBLE ASSETS

Activity related to TDS' Licenses, Goodwill and Franchise rights are presented below. See Note 6 — Acquisitions, Divestitures and Exchanges for information regarding transactions which affected these intangible assets during the periods. Prior to 2009, TDS accounted for U.S. Cellular's share repurchases as step acquisitions, allocating a portion of the share repurchase value to TDS' Licenses and Goodwill. Consequently, U.S. Cellular's Licenses and Goodwill on a stand-alone basis do not equal the TDS consolidated Licenses and Goodwill related to U.S. Cellular.

Licenses

	U.S. Cellular	Wireline	Cable	Other[1]	Total

(Dollars in thousands)
Balance at December 31, 2013	$1,405,759	$2,800	$–	$15,220	$1,423,779
Acquisitions	41,707	–	2,703	–	44,410
Transferred to Assets held for sale	(56,809)	–	–	–	(56,809)
Exchanges, net	55,780	–	–	–	55,780
Divestitures	–	–	–	(15,220)	(15,220)
Other	1,634	–	–	–	1,634

Balance at December 31, 2014	1,448,071	2,800	2,703	–	1,453,574
Acquisitions[2]	345,807	–	–	–	345,807
Exchanges, net	43,485	–	–	–	43,485
Other	1,482	–	–	–	1,482

Balance at December 31, 2015	$1,838,845	$2,800	$2,703	$–	$1,844,348

1
Represents the transfer of licenses from Airadigm to U.S. Cellular in 2014. See Note 6 — Acquisitions, Divestitures and Exchanges for additional information.

2
Amount in 2015 includes purchases totaling $338.3 million made by Advantage Spectrum from the FCC for licenses in which it was the provisional winning bidder in Auction 97. See Note 6 — Acquisitions, Divestitures and Exchanges, and Note 14 — Variable Interest Entities for further information. These licenses have not yet been granted by the FCC.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

	U.S. Cellular	Wireline	Cable	HMS	Other	Total

(Dollars in thousands)
Balance at December 31, 2013[1]	$232,041	$420,458	$61,712	$118,830	$3,802	$836,843
Acquisitions	–	–	33,610	–	–	33,610
Loss on impairment	–	–	–	(84,000)	(3,802)	(87,802)
Divestitures	(291)	(2,564)	–	–	–	(2,855)
Transferred to Assets held for sale	(4,344)	(4,100)	–	–	–	(8,444)

Balance at December 31, 2014	227,406	413,794	95,322	34,830	–	771,352
Divestitures	–	(5,005)	–	–	–	(5,005)
Other	(555)	–	–	–	–	(555)

Balance at December 31, 2015	$226,851	$408,789	$95,322	$34,830	$–	$765,792

1
Includes accumulated impairment losses in prior periods as follows: $333.9 million for U.S. Cellular, $29.4 million for Wireline and $0.5 million for Other.

Interim Goodwill Impairment Assessment

During the third quarter of 2014, due to a decline in projected revenue and earnings of TDS Telecom's HMS reporting unit compared with previously projected results, TDS determined that an interim impairment test of HMS Goodwill was required.

As of August 1, 2014, the carrying value of the HMS reporting unit exceeded its fair value; therefore, a Step 2 Goodwill impairment test was performed. The second step compared the implied fair value of the reporting unit Goodwill to the carrying amount of that Goodwill. To calculate the implied fair value of Goodwill in this second step, TDS allocated the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit was the implied fair value of Goodwill. Since the carrying amount of Goodwill exceeded the implied fair value of Goodwill, an impairment loss was recognized for that difference. As a result of the Step 2 Goodwill impairment test, TDS recognized a loss on impairment of $84.0 million during the third quarter of 2014.

Franchise Rights

Cable

(Dollars in thousands)
Balance at December 31, 2013	$123,668
Acquisitions	120,979
Other	(347)

Balance at December 31, 2014	244,300
Other	(120)

Balance at December 31, 2015	$244,180

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless and wireline entities in which TDS holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2015	2014

(Dollars in thousands)
Equity method investments:
Capital contributions, loans, advances and adjustments	$123,250	$127,939
Cumulative share of income	1,468,312	1,323,898
Cumulative share of distributions	(1,205,497)	(1,145,438)

	386,065	306,399
Cost method investments	15,655	15,330

Total investments in unconsolidated entities	$401,720	$321,729

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of TDS' equity method investments:

December 31,	2015	2014

(Dollars in thousands)
Assets
Current	$670,723	$733,133
Due from affiliates	88,685	303,322
Property and other	4,604,312	2,345,562

	$5,363,720	$3,382,017

Liabilities and Equity
Current liabilities	$810,121	$407,073
Deferred credits	242,301	175,516
Long-term liabilities	157,785	29,342
Long-term capital lease obligations	1,539	1,722
Partners' capital and shareholders' equity	4,151,974	2,768,364

	$5,363,720	$3,382,017

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Results of Operations
Revenues	$6,979,184	$6,700,266	$6,239,200
Operating expenses	5,245,216	5,063,925	4,492,372

Operating income	1,733,968	1,636,341	1,746,828
Other income (expense), net	(9,049)	6,741	4,019

Net income	$1,724,919	$1,643,082	$1,750,847

NY1 & NY2 Deconsolidation

U.S. Cellular holds a 60.00% interest in St. Lawrence Seaway RSA Cellular Partnership ("NY1") and a 57.14% interest in New York RSA 2 Cellular Partnership ("NY2") (together with NY1, the "Partnerships"). The remaining interests in the Partnerships are held by Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). Prior to April 3, 2013, because U.S. Cellular owned a greater than 50% interest in each of these Partnerships and based on U.S. Cellular's rights under the Partnership Agreements, U.S. Cellular consolidated the financial results of these Partnerships in accordance with GAAP.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 3, 2013, U.S. Cellular entered into an agreement with Verizon Wireless relating to the Partnerships. The agreement amends the Partnership Agreements in several ways which provide Verizon Wireless with substantive participating rights that allow Verizon Wireless to make decisions that are in the ordinary course of business of the Partnerships and which are significant to directing and executing the activities of the business. Accordingly, as required by GAAP, TDS deconsolidated the Partnerships effective as of April 3, 2013 and thereafter reported them as equity method investments in its consolidated financial statements ("NY1 & NY2 Deconsolidation"). After the NY1 & NY2 Deconsolidation, U.S. Cellular retained the same ownership percentages in the Partnerships and continues to report the same percentages of income from the Partnerships. Effective April 3, 2013, TDS' income from the Partnerships is reported in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations.

In accordance with GAAP, as a result of the NY1 & NY2 Deconsolidation, U.S. Cellular's interest in the Partnerships was reflected in Investments in unconsolidated entities at a fair value of $114.8 million as of April 3, 2013. Recording U.S. Cellular's interest in the Partnerships required allocation of the excess of fair value over book value to customer lists, licenses, a favorable contract and goodwill of the Partnerships. Amortization expense related to customer lists and the favorable contract will be recognized over their respective useful lives and is included in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations. In addition, TDS recognized a non-cash pre-tax gain of $14.5 million in the second quarter of 2013. The gain was recorded in Gain (loss) on investments in the Consolidated Statement of Operations.

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

TDS' Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2015 and 2014 were as follows:

December 31,	Useful Lives (Years)	2015	2014

(Dollars in thousands)
Land	N/A	$54,567	$52,946
Buildings	5-40	506,486	480,028
Leasehold and land improvements	1-30	1,137,414	1,130,468
Cable and wire	15-35	1,688,606	1,628,782
Network and switching equipment	5-13	2,278,425	2,239,176
Cell site equipment	7-25	3,382,743	3,284,993
Office furniture and equipment	3-10	586,975	634,853
Other operating assets and equipment	3-12	205,132	204,625
System development	1-7	1,459,437	1,319,930
Work in process	N/A	220,276	218,243

		11,520,061	11,194,044
Accumulated depreciation and amortization		(7,755,584)	(7,347,919)

		$3,764,477	$3,846,125

Depreciation and amortization expense totaled $810.5 million, $797.6 million and $984.4 million in 2015, 2014 and 2013, respectively. In 2015, 2014 and 2013, (Gain) loss on asset disposals, net included charges of $22.2 million, $26.5 million and $30.8 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

NOTE 10 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations in its operating markets. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions.

TDS Telecom owns poles, cable and wire and certain buildings and also leases data center and office space and property used for housing central office switching equipment and fiber cable. These assets and leases often have removal or remediation requirements associated with them. For example, TDS Telecom's poles, cable and wire are often located on property that is not owned by TDS Telecom and are often subject to the provisions of easements, permits, or

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

leasing arrangements. Pursuant to the terms of the permits, easements, or leasing arrangements, TDS Telecom is often required to remove these assets and return the property to its original condition at some defined date in the future.

Asset retirement obligations are included in Other deferred liabilities and credits and Other current liabilities in the Consolidated Balance Sheet.

In 2015 and 2014, U.S. Cellular and TDS Telecom performed a review of the assumptions and estimated costs related to asset retirement obligations. The results of the reviews (identified as "Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2015 and 2014 were as follows:

	2015	2014

(Dollars in thousands)
Balance at beginning of year	$239,032	$275,238
Additional liabilities accrued	1,661	4,907
Revisions in estimated cash outflows	(3,669)	(992)
Disposition of assets	(9,684)	(46,242)
Accretion expense	15,735	17,506
Transferred to Liabilities held for sale	–	(11,385)

Balance at end of year[1]	$243,075	$239,032

1
The total amount of asset retirement obligations related to the Divestiture Transaction and Airadigm Transaction included in Other current liabilities was $9.1 million as of December 31, 2014.

NOTE 11 DEBT

Revolving Credit Facilities

At December 31, 2015, TDS and U.S. Cellular had revolving credit facilities available for general corporate purposes. Amounts under the revolving credit facilities may be borrowed, repaid and reborrowed from time to time until maturity. U.S. Cellular borrowed and repaid cash amounts under its revolving credit facility in 2014. Neither TDS nor U.S. Cellular borrowed under their revolving credit facilities in 2015 or 2013 except for standby letters of credit.

In certain circumstances, TDS' and U.S. Cellular's interest cost on their revolving credit facilities may be subject to increase if their current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised.

In 2014, certain nationally recognized credit rating agencies downgraded TDS and U.S. Cellular corporate and senior debt credit ratings. After these downgrades, TDS and U.S. Cellular are rated at sub-investment grade. As a result of these downgrades, the commitment fee on the revolving credit facilities increased to 0.30% per annum. The downgrades also increased the interest rate on any borrowings under the revolving credit facilities by 0.25% per annum. As of December 31, 2015, TDS' and U.S. Cellular's credit ratings from the nationally recognized credit rating agencies remained at sub-investment grade. The revolving credit facilities do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in TDS' or U.S. Cellular's credit rating. However, downgrades in TDS' or U.S. Cellular's credit rating could adversely affect their ability to renew the revolving credit facilities or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the TDS and U.S. Cellular revolving credit facilities would accelerate in the event of a change in control.

The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. TDS and U.S. Cellular believe they were in compliance as of December 31, 2015 with all covenants and other requirements set forth in the revolving credit facilities.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the terms of such revolving credit facilities as of December 31, 2015:

	TDS	U.S. Cellular

(Dollars in millions)
Maximum borrowing capacity	$400.0	$300.0
Letters of credit outstanding	$0.6	$17.5
Amount borrowed	$–	$–
Amount available for use	$399.4	$282.5
Illustrative borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread[1]	2.18%	2.18%
Illustrative LIBOR Rate	0.43%	0.43%
Contractual spread	1.75%	1.75%
Commitment fees on amount available for use[2]	0.30%	0.30%

Agreement date	Dec 2010	Dec 2010
Maturity date	Dec 2017	Dec 2017

Fees incurred attributable to the Revolving Credit Facility are as follows:
Fees incurred as a percent of Maximum borrowing capacity for 2015	0.33%	0.29%
Fees incurred, amount
2015	$1.3	$0.9
2014	$0.9	$3.0
2013	$0.9	$0.8

1
Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on TDS' or U.S. Cellular's credit rating or, at TDS' or U.S. Cellular's option, an alternate "Base Rate" as defined in the revolving credit agreement. TDS and U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by TDS or U.S. Cellular and approved by the lenders).

2
The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to TDS and U.S. Cellular by certain ratings agencies.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreement) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular's revolving credit agreement. As of December 31, 2015, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

In July 2014, TDS and U.S. Cellular entered into amendments to the revolving credit facilities agreements which increased the Consolidated Leverage Ratio (the ratio of Consolidated Funded Indebtedness to Consolidated Earnings before interest, taxes, depreciation and amortization) that the companies are required to maintain. Beginning July 1, 2014, TDS and U.S. Cellular are required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.75 to 1.00 for the period of the four fiscal quarters most recently ended (this was 3.00 to 1.00 prior to July 1, 2014). The terms of the amendment decrease the maximum permitted Consolidated Leverage Ratio beginning January 1, 2016 from 3.75 to 3.50, with further decreases effective July 1, 2016 and January 1, 2017 (and will return to 3.00 to 1.00 at that time). For the twelve months ended December 31, 2015, the actual Consolidated Leverage Ratio was 2.25 to 1.00. Future changes in TDS' and U.S. Cellular's financial condition could negatively impact their ability to meet the financial covenants and requirements in their revolving credit facilities agreements. TDS also has certain other non-material credit facilities from time to time.

At December 31, 2015, TDS had recorded $3.6 million of issuance costs related to the revolving credit facilities which is included in Other assets and deferred charges in the Consolidated Balance Sheet.

Term Loan

In January 2015, U.S. Cellular entered into a senior term loan credit facility. In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this facility in two separate draws. The interest rate on outstanding borrowings

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

will be reset at three and six month intervals at a rate of LIBOR plus 250 basis points. This credit facility provides for the draws to be continued on a long-term basis under terms that are readily determinable. U.S. Cellular has the ability and intent to carry the debt for the duration of the agreement. Principal reductions will be due and payable in quarterly installments of $2.8 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022. This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in the U.S. Cellular revolving credit facility described above.

In connection with U.S. Cellular's term loan credit facility, TDS and U.S. Cellular entered into a subordination agreement dated January 21, 2015 together with the administrative agent for the lenders under U.S. Cellular's term loan credit agreement, which is substantially the same as the subordination agreement in the U.S. Cellular revolving credit facility described above. As of December 31, 2015, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan facility pursuant to this subordination agreement.

Other Long-Term Debt

In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due 2064, and received cash proceeds of $289.7 million after payment of debt issuance costs of $10.3 million. These funds will be used for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term debt as of December 31, 2015 and 2014 was as follows:

				December 31,

				2015			2014

	Issuance date	Maturity date	Call date	Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total

(Dollars in thousands)
TDS:
Unsecured Senior Notes
6.625%	March 2005	March 2045	March 2010	$116,250	$3,567	$112,683	$116,250	$3,604	$112,646
6.875%	Nov 2010	Nov 2059	Nov 2015	225,000	7,537	217,463	225,000	7,561	217,439
7.000%	March 2011	March 2060	March 2016	300,000	9,621	290,379	300,000	9,650	290,350
5.875%	Nov 2012	Dec 2061	Dec 2017	195,000	6,718	188,282	195,000	6,744	188,256
Purchase contract	Oct 2001	Oct 2021		1,097	–	1,097	1,097	–	1,097

Total Parent				837,347	27,443	809,904	837,347	27,559	809,788

Subsidiaries:
U.S. Cellular –
Unsecured Senior Notes
6.700%	Dec 2003 and June 2004	Dec 2033	Dec 2003	544,000	15,247	528,753	544,000	15,656	528,344
6.950%	May 2011	May 2060	May 2016	342,000	10,905	331,095	342,000	10,937	331,063
7.250%	Dec 2014	Dec 2063	Dec 2019	275,000	9,629	265,371	275,000	9,644	265,356
7.250%	Nov 2015	Nov 2064	Nov 2020	300,000	10,316	289,684	–	–	–
Term Loan	Jan 2015	Jan 2022		225,000	2,283	222,717	–	–	–
Obligation on capital leases				2,200	–	2,200	2,143	–	2,143
TDS Telecom –
Rural Utilities Service ("RUS") and other notes				691		691	699		699
Obligation on capital leases				733	–	733	767	–	767
Other –
Long-term notes		Through 2016		2,961	–	2,961	3,686	–	3,686
Obligation on capital leases				24		24	31	–	31

Total Subsidiaries				1,692,609	48,380	1,644,229	1,168,326	36,237	1,132,089

Total long-term debt				$2,529,956	$75,823	$2,454,133	$2,005,673	$63,796	$1,941,877

Long-term debt, current						$14,306			$808
Long-term debt, noncurrent						$2,439,827			$1,941,069

TDS may redeem its callable notes and U.S. Cellular may redeem its 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the notes is payable quarterly on Senior Notes outstanding at December 31, 2015, with the exception of U.S. Cellular's 6.7% note in which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $14.3 million, $12.1 million, $11.4 million, $11.4 million and $11.4 million for the years 2016 through 2020, respectively.

The covenants associated with TDS and its subsidiaries' long-term debt obligations, among other things, restrict TDS' ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

TDS' long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in TDS' credit rating. However, a downgrade in TDS' credit rating could adversely affect its ability to obtain long-term debt financing in the future.

NOTE 12 EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

TDS sponsors a qualified noncontributory defined contribution pension plan. The plan provides benefits for certain employees of TDS Corporate, TDS Telecom and U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded annually. Total pension costs were $16.4 million, $16.4 million and $16.2 million in 2015, 2014 and 2013, respectively. In addition, TDS sponsors a defined contribution retirement savings plan ("401(k)") plan. Total costs incurred from TDS' contributions to the 401(k) plan were $25.7 million, $25.3 million and $24.8 million in 2015, 2014 and 2013, respectively.

TDS also sponsors an unfunded nonqualified deferred supplemental executive retirement plan for certain employees to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Other Post-Retirement Benefits

TDS sponsors a defined benefit post-retirement plan that provides medical benefits to retirees and that covers certain employees of TDS Corporate and TDS Telecom. The plan is contributory, with retiree contributions adjusted annually.

In August 2015, TDS approved an amendment to its defined benefit post-retirement plan. Under this plan, TDS provides a subsidy to retirees to pay for various medical plan options. The amendment increased subsidy caps and became effective January 1, 2016. The plan amendment, along with certain valuation assumption updates, increased the plan's benefit obligation by $8.6 million. This amount is included in TDS' December 31, 2015 Accumulated other comprehensive income (loss) as a component of Net actuarial gains (losses) and Prior service cost.

The following amounts are included in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet before affecting such amounts for income taxes:

December 31,	2015	2014

(Dollars in thousands)
Net prior service costs	$6,846	$17,246
Net actuarial loss	(7,280)	(8,436)

	$(434)	$8,810

The estimated net actuarial loss and prior service cost gain for the postretirement benefit plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost during 2016 are $0.2 million and $2.0 million, respectively.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other post-retirement benefit plan.

December 31,	2015	2014

(Dollars in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$34,645	$46,142
Service cost	549	1,018
Interest cost	1,540	2,255
Plan amendments	7,412	(2,057)
Actuarial (gain) loss	(3,723)	(10,897)
Prescription drug subsidy	227	264
Employee contribution	2,222	2,216
Benefits paid	(4,101)	(4,296)

Benefit obligation at end of year	38,771	34,645

Change in plan assets
Fair value of plan assets at beginning of year	51,324	49,743
Actual return (loss) on plan assets	395	3,495
Employee contribution	2,222	2,216
Employer contribution	168	166
Benefits paid	(4,101)	(4,296)

Fair value of plan assets at end of year	50,008	51,324

Funded status	$11,237	$16,679

The funded status identified above is recorded as a component of Other assets and deferred charges in TDS' Consolidated Balance Sheet as of December 31, 2015 and 2014.

The following table sets forth by level within the fair value hierarchy the plans' assets at fair value, as of December 31, 2015 and 2014. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. There were no Level 3 assets for any years presented.

Mutual funds are valued based on the closing price reported on the active market on which the individual securities are traded. The bank common trust is entirely comprised of the BlackRock Intermediate Government/Credit Bond Index Fund F ("BlackRock Bond Fund") and is valued using the market approach which values the underlying investments in the fund using observable inputs for similar assets.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015	Level 1	Level 2	Total

(Dollars in thousands)
Mutual funds
International equity[1]	$11,912	$–	$11,912
Money market[2]	3,139	–	3,139
US large cap[3]	22,327	–	22,327
Bank common trust
Bond[4]	–	12,630	12,630

Total plan assets at fair value	$37,378	$12,630	$50,008

December 31, 2014	Level 1	Level 2	Total

(Dollars in thousands)
Mutual funds
Bond[5]	$12,842	$–	$12,842
International equity[1]	12,003	–	12,003
Money market[2]	2,053	–	2,053
US large cap[3]	20,191	–	20,191
US small cap[6]	4,234	–	4,234
Other	–	1	1

Total plan assets at fair value	$51,323	$1	$51,324

1
International equity – This type of fund seeks to provide long-term capital appreciation by investing in the stocks of companies located outside the United States that are considered to have the potential for above-average capital appreciation.

2
Money market – This type of fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity by investing in a diversified portfolio of high-quality, dollar-denominated short-term debt securities.

3
US large cap – This type of fund seeks to track the performance of several benchmark indices that measure the investment return of large-capitalization stocks. The funds attempt to replicate the indices by investing substantially all of their assets in the stocks that make up the various indices in approximately the same proportion as the weighting in the indices.

4
Bond (bank common trust) – This type of fund seeks to achieve maximum total return by investing in Bond Index Funds and other short-term investments.

5
Bond (mutual funds) – This type of fund seeks to achieve a maximum total return, consistent with preservation of capital and prudent investment management by investing in a wide spectrum of fixed income instruments including bonds, debt securities and other similar instruments issued by government and private-sector entities.

6
US small cap – This type of fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund attempts to replicate the index by investing substantially all of its assets in the stocks that make up the index in approximately the same proportion as the weighting in the index.

The following table summarizes how plan assets are invested.

		Allocation of Plan Assets at December 31,

Investment Category	Target Asset Allocation	2015	2014

U.S. equities	45%	44.7%	47.6%
International equities	25%	23.8%	23.4%
Debt securities	30%	31.5%	29.0%

The post-retirement benefit fund engages multiple asset managers to ensure proper diversification of the investment portfolio within each asset category. The investment objective is to meet or exceed the rate of return of a performance index comprised of 45% Dow Jones U.S. Total Stock Market Index, 25% FTSE All World (excluding U.S.) Stock Index, and 30% Barclays Capital Aggregate Bond Index. The three-year and five-year average rates of return for TDS' post-retirement benefit fund are 8.02% and 7.40%, respectively.

The post-retirement benefit fund does not hold any debt or equity securities issued by TDS, U.S. Cellular or any related parties.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TDS is not required to set aside current funds for its future retiree health insurance benefits. The decision to contribute to the plan assets is based upon several factors, including the funded status of the plan, market conditions, alternative investment opportunities, tax benefits and other circumstances. In accordance with applicable income tax regulations, annual contributions to fund the costs of future retiree medical benefits may not exceed certain thresholds. TDS has not determined whether it will make a contribution to the plan in 2016.

Net periodic benefit cost recorded in the Consolidated Statement of Operations includes the following components:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Service cost	$549	$1,018	$1,348
Interest cost	1,540	2,255	2,137
Expected return on plan assets	(3,252)	(3,402)	(3,065)
Amortization of prior service costs[1]	(2,988)	(3,644)	(3,605)
Amortization of actuarial losses[2]	290	1,287	2,452

Net post-retirement cost (benefit)	$(3,861)	$(2,486)	$(733)

1
Based on straight-line amortization over the average time remaining before active employees become fully eligible for plan benefits.

2
Based on straight-line amortization over the average time remaining before active employees retire.

The following assumptions were used to determine benefit obligations and net periodic benefit cost:

December 31,	2015	2014

Benefit obligations
Discount rate	4.40%	4.20%
Net periodic benefit cost
Discount rate	4.20%	5.00%
Expected return on plan assets	6.50%	7.00%

The discount rate for 2015 and 2014 was determined using a hypothetical Aa spot yield curve represented by a series of annualized individual spot discount rates from six months to 99 years. The spot rate curve was derived from a direct calculation of the implied forward rate curve based on the included bond cash flows. This yield curve, when populated with projected cash flows that represent the expected timing and amount of TDS plan benefit payments, produces a single effective interest discount rate that is used to measure the plan's liabilities.

The expected rate of return was determined using the target asset allocation for the TDS plan and rate of return expectations for each asset class.

The measurement date for actuarial determination was December 31, 2015. For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits was assumed for 2015 to be 9.5% for plan participants aged 65 and above, and 7.3% for participants under age 65. For all participants the 2015 annual rate of increase is expected to decrease to 5.0% by 2024. The 2014 expected rate of increase was 7.8% for plan participants aged 65 and above, and 7.5% for participants under age 65, decreasing to 5.0% for all participants by 2022.

A 1% increase or decrease in assumed health care cost trend rates would have the following effects as of and for the year ended December 31, 2015:

	One Percent

	Increase	Decrease

(Dollars in thousands)
Effect on total service and interest cost components	$14	$(13)
Effect on post-retirement benefit obligation	$230	$(202)

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following estimated future benefit payments, which reflect expected future service, are expected to be paid:

Year	Estimated Future Post-Retirement Benefit Payments

(Dollars in thousands)
2016	$1,823
2017	1,969
2018	2,061
2019	2,163
2020	2,257
2021-2025	12,229

NOTE 13 COMMITMENTS AND CONTINGENCIES

Agreements

In November 2014, U.S. Cellular executed a Master Statement of Work and certain other documents with Amdocs Software Systems Limited ("Amdocs"). The agreement provides that U.S. Cellular will outsource to Amdocs certain support functions for its Billing and Operational Support System ("B/OSS"). Such functions include application support, billing operations and some infrastructure services. The agreement has a term through September 30, 2019, subject to five one-year renewal periods at U.S. Cellular's option. The estimated amount to be paid to Amdocs with respect to the agreement during the remaining term is approximately $83 million (exclusive of travel and expenses and subject to certain potential adjustments).

During 2013, U.S. Cellular entered into agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products over a three-year period beginning in November 2013. Based on current forecasts, TDS estimates that the remaining contractual commitment as of December 31, 2015 under these agreements is approximately $196 million. At this time, TDS expects to meet its contractual commitments with Apple.

Lease Commitments

TDS and its subsidiaries have leases for certain plant facilities, office space, retail store sites, cell sites, data centers and data-processing equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

As of December 31, 2015, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts

(Dollars in thousands)
2016	$156,882	$48,304
2017	136,248	40,180
2018	117,806	31,940
2019	100,894	21,608
2020	87,993	10,184
Thereafter	724,217	1,238

Total	$1,324,040	$153,454

For 2015, 2014 and 2013, rent expense for noncancellable long-term leases was $168.4 million, $177.0 million and $187.4 million, respectively; and rent expense under cancellable short-term leases was $10.8 million, $8.8 million and $12.5 million, respectively.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Indemnifications

TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

Legal Proceedings

TDS is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If TDS believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

TDS has accrued $0.5 million and $0.4 million with respect to legal proceedings and unasserted claims as of December 31, 2015 and 2014, respectively. TDS has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss. TDS is unable to estimate any contingent loss in excess of the amounts accrued.

NOTE 14 VARIABLE INTEREST ENTITIES

TDS consolidates variable interest entities ("VIEs") in which it has a controlling financial interest and is the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance and (b) the obligation to absorb the VIE losses and right to receive benefits that are significant to the VIE. TDS reviews these criteria initially at the time it enters into agreements and subsequently when reconsideration events occur.

Consolidated VIEs

As of December 31, 2015, TDS holds a variable interest in and consolidates the following VIEs under GAAP:

▪
Advantage Spectrum and Frequency Advantage L.P., the general partner of Advantage Spectrum;

▪
Aquinas Wireless L.P. ("Aquinas Wireless"); and

▪
King Street Wireless L.P. ("King Street Wireless") and King Street Wireless, Inc., the general partner of King Street Wireless.

The power to direct the activities that most significantly impact the economic performance of Advantage Spectrum, Aquinas Wireless and King Street Wireless (collectively, the "limited partnerships") is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs the consent of the limited partner, a TDS subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of the VIEs is shared, TDS has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that TDS is the primary beneficiary of the VIEs. Accordingly, these VIEs are consolidated.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the classification of the consolidated VIEs' assets and liabilities in TDS' Consolidated Balance Sheet.

December 31,	2015	2014

(Dollars in thousands)
Assets
Cash and cash equivalents	$1,435	$2,588
Other current assets	265	278
Licenses[1]	648,661	312,977
Property, plant and equipment, net	7,722	10,671
Other assets and deferred charges	147	60,059

Total assets	$658,230	$386,573

Liabilities
Current liabilities	$143	$110
Deferred liabilities and credits	489	622

Total liabilities	$632	$732

1
At December 31, 2015, includes purchases totaling $338.3 million made by Advantage Spectrum from the FCC as described below.

Other Related Matters

In March 2015, King Street Wireless made a $60.0 million distribution to its investors. Of this distribution, $6.0 million was provided to King Street Wireless, Inc. and $54.0 million was provided to U.S. Cellular.

FCC Auction 97 ended in January 2015. TDS participated in Auction 97 indirectly through its interest in Advantage Spectrum. A subsidiary of U.S. Cellular is a limited partner in Advantage Spectrum. Advantage Spectrum applied as a "designated entity," and expects to receive bid credits with respect to spectrum purchased in Auction 97. Advantage Spectrum was the winning bidder for 124 licenses for an aggregate bid of $338.3 million, after its expected designated entity discount of 25%. This amount is classified as Licenses in TDS' Consolidated Balance Sheet. Advantage Spectrum's bid amount, less the initial deposit of $60.0 million paid in 2014, plus certain other charges totaling $2.3 million, were paid to the FCC in March 2015. These licenses have not yet been granted by and are still pending before the FCC. To help fund this payment, U.S. Cellular made loans and capital contributions to Advantage Spectrum and Frequency Advantage totaling $280.6 million during 2015. TDS' capital contributions and advances made to its VIEs totaled $60.9 million in 2014. There were no capital contributions or advances made to VIEs in 2013.

Advantage Spectrum, Aquinas Wireless and King Street Wireless were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in TDS' Form 10-K for the year ended December 31, 2015.

TDS may agree to make additional capital contributions and/or advances to Advantage Spectrum, Aquinas Wireless or King Street Wireless and/or to their general partners to provide additional funding for the development of licenses granted in various auctions. TDS may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or other long-term debt. There is no assurance that TDS will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Advantage Spectrum, Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner's put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively. The general partner's put options related to its interest in Advantage Spectrum will become exercisable on the fifth and sixth anniversaries of the issuance of any license. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with requirements

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

under GAAP, TDS is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners ("net put value"), was $1.1 million and $1.2 million at December 31, 2015 and 2014, respectively. The net put value is recorded as Noncontrolling interests with redemption features in TDS' Consolidated Balance Sheet. Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in TDS' Consolidated Statement of Operations.

During 2015, TDS recorded out-of-period adjustments attributable to 2013 and 2014, related to an agreement with King Street Wireless. TDS has determined that these adjustments were not material to the prior quarterly or annual periods, and also were not material to the full year 2015 results. As a result of these out-of-period adjustments, Net income decreased by $2.8 million and Net income attributable to TDS shareholders decreased by $3.3 million in 2015.

NOTE 15 NONCONTROLLING INTERESTS

The following schedule discloses the effects of Net income attributable to TDS shareholders and changes in TDS' ownership interest in U.S. Cellular on TDS' equity for 2015, 2014 and 2013:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Net income (loss) attributable to TDS shareholders	$219,037	$(136,355)	$141,927

Transfer (to) from the noncontrolling interests
Change in TDS' Capital in excess of par value from U.S. Cellular's issuance of U.S. Cellular shares	(14,785)	(12,420)	(14,135)
Change in TDS' Capital in excess of par value from U.S. Cellular's repurchase of U.S. Cellular shares	1,325	1,296	3,370
Change in TDS' Capital in excess of par value from common control transaction	–	7,484	–
Purchase of ownership in subsidiaries from noncontrolling interests	240	(1,034)	(123)

Net transfers (to) from noncontrolling interests	(13,220)	(4,674)	(10,888)

Change from net income (loss) attributable to TDS shareholders and transfers (to) from noncontrolling interests	$205,817	$(141,029)	$131,039

Mandatorily Redeemable Noncontrolling Interests in Finite-Lived Subsidiaries

TDS' consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and TDS in accordance with the respective partnership agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2113.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2015, net of estimated liquidation costs, is $15.7 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. TDS currently has no plans or intentions relating to the liquidation of any of the related partnerships prior to their scheduled termination dates. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2015 was $4.2 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships. Neither the noncontrolling interest holders' share, nor TDS' share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 COMMON SHAREHOLDERS' EQUITY

Common Stock

As of December 31, 2015, Series A Common Shares were convertible, on a share for share basis, into Common Shares and 7,211,260 Common Shares were reserved for possible issuance upon conversion of Series A Common Shares.

The following table summarizes the number of Common and Series A Common Shares issued and repurchased.

	Common Shares	Common Treasury Shares	Series A Common Shares

(Shares in thousands)
Balance at December 31, 2012	125,512	24,641	7,160
Repurchase of shares	–	339	–
Conversion of Series A Common Shares	33	–	(33)
Dividend reinvestment, incentive and compensation plans	–	(1,026)	39

Balance at December 31, 2013	125,545	23,954	7,166
Repurchase of shares	–	1,542	–
Conversion of Series A Common Shares	25	–	(25)
Dividend reinvestment, incentive and compensation plans	–	(646)	38

Balance at December 31, 2014	125,570	24,850	7,179
Conversion of Series A Common Shares	1	–	(1)
Dividend reinvestment, incentive and compensation plans	–	(1,034)	33

Balance at December 31, 2015	125,571	23,816	7,211

Tax-Deferred Savings Plan

TDS has reserved 90,341 Common Shares at December 31, 2015, for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions and TDS' contributions in a TDS Common Share fund, a U.S. Cellular Common Share fund or certain unaffiliated funds.

Common Share Repurchases

TDS and U.S. Cellular Share Repurchases

On August 2, 2013, the Board of Directors of TDS authorized a $250 million stock repurchase program for the purchase of TDS Common Shares from time to time pursuant to open market purchases, block transactions, private purchases or otherwise, depending on market conditions. This authorization does not have an expiration date.

On November 17, 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. These purchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share repurchases made under these authorizations were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Amount

(Shares and dollar amounts in thousands, except per share amounts)
2015
U.S. Cellular Common Shares	178	$34.86	$6,188
TDS Common Shares	–	–	–
2014
U.S. Cellular Common Shares	496	$38.19	$18,943
TDS Common Shares	1,542	25.36	39,096
2013
U.S. Cellular Common Shares	499	$37.19	$18,544
TDS Common Shares	339	28.60	9,692

NOTE 17 STOCK-BASED COMPENSATION

TDS Consolidated

The following table summarizes stock-based compensation expense recognized during 2015, 2014 and 2013:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Stock option awards	$18,431	$15,802	$12,973
Restricted stock unit awards	20,067	17,968	15,535
Deferred compensation bonus and matching stock unit awards	622	690	550
Awards under Non-Employee Director compensation plan	1,280	1,333	1,280

Total stock-based compensation, before income taxes	40,400	35,793	30,338
Income tax benefit	(15,267)	(13,519)	(11,459)

Total stock-based compensation expense, net of income taxes	$25,133	$22,274	$18,879

At December 31, 2015, unrecognized compensation cost for all stock-based compensation awards was $42.8 million and is expected to be recognized over a weighted average period of 1.9 years.

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2015	2014	2013

(Dollars in thousands)
Selling, general and administrative expense	$37,465	$32,505	$27,130
Cost of services and products	2,935	3,288	3,208

Total stock-based compensation	$40,400	$35,793	$30,338

TDS' tax benefits realized from the exercise of stock options and other awards totaled $7.7 million in 2015.

TDS (Excluding U.S. Cellular)

The information in this section relates to stock-based compensation plans using the equity instruments of TDS. Participants in these plans are employees of TDS Corporate and TDS Telecom and Non-employee Directors of TDS. Information related to plans using the equity instruments of U.S. Cellular are shown in the U.S. Cellular section following the TDS section.

Under the TDS Long-Term Incentive Plans, TDS may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees.

TDS had reserved 17,389,000 Common Shares at December 31, 2015 for equity awards granted and to be granted under the TDS Long-Term Incentive Plans in effect. At December 31, 2015, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TDS has also established a Non-Employee Directors' compensation plan under which it has reserved 139,000 TDS Common Shares at December 31, 2015 for issuance as compensation to members of the Board of Directors who are not employees of TDS.

TDS uses treasury stock to satisfy requirements for shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plan – Stock Options – Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods up to three years from the date of grant. Stock options outstanding at December 31, 2015 expire between 2016 and 2025. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of TDS common stock on the date of grant.

TDS estimated the fair value of stock options granted in 2015, 2014 and 2013 using the Black Scholes valuation model and the assumptions shown in the table below:

	2015	2014	2013

Expected life	6.1 years	5.8 years	5.7 years
Expected annual volatility rate	30.8%	39.6%	41.0%
Dividend yield	1.9%	2.0%	2.3%
Risk-free interest rate	1.8%	1.8%	1.0%
Estimated annual forfeiture rate	3.2%	2.9%	2.9%

A summary of TDS stock options (total and portion exercisable) and changes during 2015, is presented in the tables and narrative below.

Common Share Options	Number of Options	Weighted Average Exercise Prices	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)

Outstanding at December 31, 2014	9,140,000	$30.25
(6,487,000 exercisable)		32.93
Granted	998,000	29.26
Exercised	(575,000)	23.11
Forfeited	(21,000)	26.30
Expired	(407,000)	37.09

Outstanding at December 31, 2015	9,135,000	$30.29	$9,531,000	5.3
(6,009,000 exercisable)		$32.54	$5,548,000	3.8

The weighted average grant date fair value per share of the TDS stock options granted in 2015, 2014 and 2013 was $7.66, $8.66 and $7.01, respectively. The aggregate intrinsic value of TDS stock options exercised in 2015, 2014 and 2013 was $3.8 million, $0.2 million and $2.5 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between TDS' closing stock prices and the exercise price, multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2015.

Long-Term Incentive Plans – Restricted Stock Units – TDS also grants restricted stock unit awards to key employees. Each outstanding restricted stock unit is convertible into one Common Share Award. The restricted stock unit awards currently outstanding were granted in 2013, 2014 and 2015 and will vest in 2016, 2017 and 2018, respectively.

TDS estimates the fair value of restricted stock units by reducing the grant-date price of TDS' shares by the present value of the dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate, since employees are not entitled to dividends declared on the underlying shares while the restricted stock is unvested. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of TDS nonvested restricted stock units and changes during 2015, is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value

Nonvested at December 31, 2014	692,000	$23.20
Granted	368,000	$27.57
Forfeited	(16,000)	$25.60

Nonvested at December 31, 2015	1,044,000	$24.70

No restricted stock units vested during 2015. The total fair values as of the respective vesting dates of restricted stock units vested during 2014 and 2013 were $7.5 million and $5.8 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2015, 2014 and 2013 was $27.57, $25.26 and $21.09, respectively.

Long-Term Incentive Plans – Deferred Compensation Stock Units – Certain TDS employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in TDS Common Share units. The amount of TDS' matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% stock unit match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in TDS Common Share units.

The total fair values of deferred compensation stock units that vested during 2015, 2014 and 2013 were $0.1 million, $0.1 million and $0.1 million, respectively. The weighted average grant date fair value per share of the deferred compensation stock units granted in 2015, 2014 and 2013 was $25.36, $23.27 and $21.99, respectively. As of December 31, 2015, there were 261,000 vested but unissued deferred compensation stock units valued at $6.8 million.

Compensation of Non-Employee Directors – TDS issued 28,000, 33,000 and 33,000 Common Shares under its Non-Employee Director plan in 2015, 2014 and 2013, respectively.

Dividend Reinvestment Plans ("DRIP") – TDS had reserved 605,000 Common Shares at December 31, 2015, for issuance under Automatic Dividend Reinvestment and Stock Purchase Plans and 107,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enabled holders of TDS' Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS' Common Shares on the New York Stock Exchange for the ten trading days preceding the date on which the purchase is made. These plans are considered non-compensatory plans; therefore no compensation expense is recognized for stock issued under these plans.

U.S. Cellular

The information in this section relates to stock-based compensation plans using the equity instruments of U.S. Cellular. Participants in these plans are employees of U.S. Cellular and Non-employee Directors of U.S. Cellular. Information related to plans using the equity instruments of TDS are shown in the previous section.

U.S. Cellular has established the following stock-based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2015, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

Under the Non-Employee Director compensation plan, U.S. Cellular may grant Common Shares to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 25, 2013, U.S. Cellular paid a special cash dividend to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013. Outstanding U.S. Cellular stock options, restricted stock unit awards and deferred compensation stock units were equitably adjusted for the special cash dividend. The impact of such adjustments are fully reflected for all years presented. See Note 5 — Earnings Per Share for additional information.

At December 31, 2015, U.S. Cellular had reserved 9,340,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 183,000 Common Shares for issuance under the Non-Employee Director compensation plan.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Stock Options – Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over a period of three years from the date of grant. Stock options outstanding at December 31, 2015 expire between 2016 and 2025. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2015, 2014 and 2013 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2015	2014	2013

Expected life	4.6 years	4.5 years	4.6-9.0 years
Expected annual volatility rate	30.1%	28.0%-28.1%	29.2%-39.6%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2%	1.4%-1.5%	0.7%-2.4%
Estimated annual forfeiture rate	9.7%	9.4%	0.0%-8.1%

The fair value of options is recognized as compensation cost using an accelerated attribution method over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during 2015, is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)

Outstanding at December 31, 2014	3,388,000	$41.51
(1,586,000 exercisable)		45.28
Granted	1,279,000	36.42
Exercised	(321,000)	32.94
Forfeited	(110,000)	37.57
Expired	(134,000)	43.77

Outstanding at December 31, 2015	4,102,000	$40.62	$11,292,000	6.8
(1,849,000 exercisable)		$44.33	$3,733,000	4.6

The weighted average grant date fair value per share of the U.S. Cellular stock options granted in 2015, 2014 and 2013 was $9.94, $10.68 and $11.53, respectively. The aggregate intrinsic value of U.S. Cellular stock options exercised in 2015, 2014 and 2013 was $2.1 million, $2.0 million and $6.8 million, respectively. The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2015.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Term Incentive Plans – Restricted Stock Units – U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2015 and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value

Nonvested at December 31, 2014	1,142,000	$35.60
Granted	478,000	37.24
Vested	(349,000)	34.05
Forfeited	(77,000)	35.76

Nonvested at December 31, 2015	1,194,000	$36.70

The total fair value of restricted stock units that vested during 2015, 2014 and 2013 was $12.9 million, $11.1 million and $8.8 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2015, 2014 and 2013 was $37.24, $41.24 and $32.06, respectively.

Long-Term Incentive Plans – Deferred Compensation Stock Units – Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units.

The total fair value of deferred compensation stock units that vested during 2015 and 2013 was $0.2 million and less than $0.1 million, respectively. The weighted average grant date fair value per share of the deferred compensation stock units granted in 2015 and 2013 was $35.96 and $31.50, respectively. There were no deferred compensation stock units granted or that vested during 2014. As of December 31, 2015, there were 6,000 vested but unissued deferred compensation stock units valued at $0.2 million.

Compensation of Non-Employee Directors – U.S. Cellular issued 15,000, 14,200 and 13,000 Common Shares in 2015, 2014 and 2013, respectively, under its Non-Employee Director compensation plan.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 BUSINESS SEGMENT INFORMATION

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing, accounting and finance, and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis that is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Financial data for TDS' reportable segments for 2015, 2014 and 2013, is as follows. See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements for additional information.

		TDS Telecom

Year Ended or as of December 31, 2015	U.S. Cellular	Wireline	Cable	HMS	TDS Telecom Eliminations	TDS Telecom Total	Corporate, Eliminations and Other	Total

(Dollars in thousands)
Operating revenues
Service	$3,350,431	$698,938	$174,529	$116,810	$(4,621)	$985,656	$(14,118)	$4,321,969
Equipment and product sales	646,422	1,965	437	169,985	–	172,387	35,463	854,272

Total operating revenues	3,996,853	700,903	174,966	286,795	(4,621)	1,158,043	21,345	5,176,241
Cost of services (excluding Depreciation, amortization and accretion expense reported below)	775,042	254,879	78,758	85,163	(4,334)	414,466	1,402	1,190,910
Cost of equipment and products	1,052,810	2,212	169	142,927	–	145,308	25,913	1,224,031
Selling, general and administrative	1,493,730	193,850	53,738	47,104	(287)	294,405	(7,672)	1,780,463
Depreciation, amortization and accretion	606,455	165,841	35,271	26,948	–	228,060	9,846	844,361
(Gain) loss on asset disposals, net	16,313	5,094	691	89	–	5,874	(11)	22,176
(Gain) loss on sale of business and other exit costs, net	(113,555)	(9,530)	–	–	–	(9,530)	(12,802)	(135,887)
(Gain) loss on license sales and exchanges	(146,884)	–	–	–	–	–	–	(146,884)

Operating income (loss)	312,942	88,557	6,339	(15,436)	–	79,460	4,669	397,071
Equity in earnings of unconsolidated entities	140,083	17	–	–	–	17	(24)	140,076
Interest and dividend income	36,332	2,193	37	35	–	2,265	186	38,783
Interest expense	(86,194)	1,133	458	(2,329)	–	(738)	(54,787)	(141,719)
Other, net	466	(22)	3	(98)	–	(117)	42	391

Income (loss) before income taxes	403,629	91,878	6,837	(17,828)	–	80,887	(49,914)	434,602

Income tax expense (benefit)[1]	156,334					34,972	(19,314)	171,992

Net income (loss)	247,295					45,915	(30,600)	262,610

Add back:
Depreciation, amortization and accretion	606,455	165,841	35,271	26,948	–	228,060	9,846	844,361
(Gain) loss on asset disposals, net	16,313	5,094	691	89	–	5,874	(11)	22,176
(Gain) loss on sale of business and other exit costs, net	(113,555)	(9,530)	–	–	–	(9,530)	(12,802)	(135,887)
(Gain) loss on license sales and exchanges	(146,884)	–	–	–	–	–	–	(146,884)
Interest expense	86,194	(1,133)	(458)	2,329	–	738	54,787	141,719
Income tax expense (benefit)[1]	156,334					34,972	(19,314)	171,992

Adjusted EBITDA[2]	$852,152	$252,150	$42,341	$11,538	$–	$306,029	$1,906	$1,160,087

Investments in unconsolidated entities	$363,384	$3,802	$–	$–	$–	$3,802	$34,534	$401,720
Total assets	$7,059,978	$1,312,394	$577,788	$285,929	$–	$2,176,111	$186,373	$9,422,462
Capital expenditures	$533,053	$140,433	$51,573	$27,059	$–	$219,065	$7,250	$759,368

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		TDS Telecom

Year Ended or as of December 31, 2014	U.S. Cellular	Wireline	Cable	HMS	TDS Telecom Eliminations	TDS Telecom Total	Corporate, Eliminations and Other	Total

(Dollars in thousands)
Operating revenues
Service	$3,397,937	$714,586	$116,855	$109,766	$(3,697)	$937,510	$(6,793)	$4,328,654
Equipment and product sales	494,810	1,836	–	148,966	–	150,802	35,172	680,784

Total operating revenues	3,892,747	716,422	116,855	258,732	(3,697)	1,088,312	28,379	5,009,438
Cost of services (excluding Depreciation, amortization and accretion expense reported below)	769,911	256,878	54,265	77,392	(3,504)	385,031	9,716	1,164,658
Cost of equipment and products	1,192,669	2,336	–	126,362	–	128,698	25,444	1,346,811
Selling, general and administrative	1,591,914	189,956	36,175	53,020	(193)	278,958	(5,065)	1,865,807
Depreciation, amortization and accretion	605,997	169,044	23,643	26,912	–	219,599	10,936	836,532
Loss on impairment of assets	–	–	–	84,000	–	84,000	3,802	87,802
(Gain) loss on asset disposals, net	21,469	2,091	2,482	181	–	4,754	308	26,531
(Gain) loss on sale of business and other exit costs, net	(32,830)	(2,357)	–	–	–	(2,357)	19,341	(15,846)
(Gain) loss on license sales and exchanges	(112,993)	–	–	–	–	–	–	(112,993)

Operating income (loss)	(143,390)	98,474	290	(109,135)	–	(10,371)	(36,103)	(189,864)
Equity in earnings of unconsolidated entities	129,764	8	–	–	–	8	2,193	131,965
Interest and dividend income	12,148	2,396	8	26	–	2,430	2,379	16,957
Interest expense	(57,386)	2,695	95	(1,602)	–	1,188	(55,199)	(111,397)
Other, net	160	(32)	(1)	12	–	(21)	(24)	115

Income (loss) before income taxes	(58,704)	103,541	392	(110,699)	–	(6,766)	(86,754)	(152,224)

Income tax expense (benefit)[1]	(11,782)					17,590	(10,740)	(4,932)

Net income (loss)	(46,922)					(24,356)	(76,014)	(147,292)

Add back:
Depreciation, amortization and accretion	605,997	169,044	23,643	26,912	–	219,599	10,936	836,532
Loss on impairment of assets	–	–	–	84,000	–	84,000	3,802	87,802
(Gain) loss on asset disposals, net	21,469	2,091	2,482	181	–	4,754	308	26,531
(Gain) loss on sale of business and other exit costs, net	(32,830)	(2,357)	–	–	–	(2,357)	19,341	(15,846)
(Gain) loss on license sales and exchanges	(112,993)	–	–	–	–	–	–	(112,993)
Interest expense	57,386	(2,695)	(95)	1,602	–	(1,188)	55,199	111,397
Income tax expense (benefit)[1]	(11,782)					17,590	(10,740)	(4,932)

Adjusted EBITDA[2]	$480,325	$269,624	$26,422	$1,996	$–	$298,042	$2,832	$781,199

Investments in unconsolidated entities	$283,014	$3,803	$–	$–	$–	$3,803	$34,912	$321,729
Total assets[3]	$6,462,309	$1,419,478	$563,585	$268,972	$–	$2,252,035	$140,078	$8,854,422
Capital expenditures	$557,615	$135,805	$35,640	$36,618	$–	$208,063	$4,899	$770,577

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		TDS Telecom

Year Ended or as of December 31, 2013	U.S. Cellular	Wireline	Cable	HMS	TDS Telecom Eliminations	TDS Telecom Total	Corporate, Eliminations and Other	Total

(Dollars in thousands)
Operating revenues
Service	$3,594,773	$723,372	$35,883	$94,875	$(1,063)	$853,067	$(4,349)	$4,443,491
Equipment and product sales	324,063	3,195	–	90,741	–	93,936	39,746	457,745

Total operating revenues	3,918,836	726,567	35,883	185,616	(1,063)	947,003	35,397	4,901,236
Cost of services (excluding Depreciation, amortization and accretion reported below)	763,435	266,635	17,274	60,423	(1,000)	343,332	11,416	1,118,183
Cost of equipment and products	999,000	3,831	–	75,991	–	79,822	28,311	1,107,133
Selling, general and administrative	1,677,395	220,097	11,054	44,945	(63)	276,033	(5,650)	1,947,778
Depreciation, amortization and accretion	803,781	170,868	7,571	24,262	–	202,701	11,595	1,018,077
(Gain) loss on asset disposals, net	30,606	130	28	125	–	283	(48)	30,841
(Gain) loss on sale of business and other exit costs, net	(246,767)	–	–	–	–	–	(53,889)	(300,656)
(Gain) loss on license sales and exchanges	(255,479)	–	–	–	–	–	–	(255,479)

Operating income (loss)	146,865	65,006	(44)	(20,130)	–	44,832	43,662	235,359
Equity in earnings of unconsolidated entities	131,949	19	–	–	–	19	746	132,714
Interest and dividend income	3,961	1,759	2	63	–	1,824	3,307	9,092
Gain (loss) on investments	18,556	830	–	–	–	830	(4,839)	14,547
Interest expense	(43,963)	3,265	(74)	(1,626)	–	1,565	(56,413)	(98,811)
Other, net	288	(214)	–	29	–	(185)	(140)	(37)

Income (loss) before income taxes	257,656	70,665	(116)	(21,664)	–	48,885	(13,677)	292,864

Income tax expense (benefit)[1]	113,134					19,084	(6,175)	126,043

Net income (loss)	144,522					29,801	(7,502)	166,821

Add back:
Depreciation, amortization and accretion	803,781	170,868	7,571	24,262	–	202,701	11,595	1,018,077
(Gain) loss on asset disposals, net	30,606	130	28	125	–	283	(48)	30,841
(Gain) loss on sale of business and other exit costs, net	(246,767)	–	–	–	–	–	(53,889)	(300,656)
(Gain) loss on license sales and exchanges	(255,479)	–	–	–	–	–	–	(255,479)
Gain (loss) on investments	(18,556)	(830)	–	–	–	(830)	4,839	(14,547)
Interest expense	43,963	(3,265)	74	1,626	–	(1,565)	56,413	98,811
Income tax expense (benefit)[1]	113,134					19,084	(6,175)	126,043

Adjusted EBITDA[2]	$615,204	$237,568	$7,557	$4,349	$–	$249,474	$5,233	$869,911

Investments in unconsolidated entities	$265,585	$3,809	$–	$–	$–	$3,809	$32,378	$301,772
Total assets[3]	$6,430,255	$1,452,502	$278,969	$328,397	$–	$2,059,868	$370,905	$8,861,028
Capital expenditures	$737,501	$140,009	$8,375	$16,474	$–	$164,858	$7,301	$909,660

1
Income tax expense (benefit) is not provided at the individual segment level for Wireline, Cable and HMS. TDS calculates income tax expense for "TDS Telecom Total".

2
Adjusted earnings before interest, taxes, depreciation, amortization and accretion ("Adjusted EBITDA") is a segment measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA is defined as net income, adjusted for the items set forth in the reconciliation above. Adjusted EBITDA excludes these items in order to show operating results on a more comparable basis from period to period. From time to time, TDS may also exclude other items from Adjusted EBITDA if such items help reflect operating results on a more comparable basis. TDS does not intend to imply that any of such items that are excluded are non-recurring, infrequent or unusual; such items may occur in the future. TDS believes Adjusted EBITDA is a useful measure of TDS' operating results before significant recurring non-cash charges, discrete gains and losses, and other items as indicated above.

3
ASU 2015-03, regarding simplification of the presentation of debt issuance costs, was adopted as of December 31, 2015 and applied retrospectively. All prior year numbers have been revised to conform to this standard.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Interest paid	$134,916	$108,510	$96,241
Income taxes paid, net of refunds received	57,442	48,876	175,629

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, TDS and U.S. Cellular withhold shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. TDS and U.S. Cellular then pay the amount of the required tax withholdings to the taxing authorities in cash.

TDS:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Common Shares withheld	3,163	109,061	265,748
Aggregate value of Common Shares withheld	$76	$2,751	$7,639
Cash receipts upon exercise of stock options	13,405	732	12,092
Cash disbursements for payment of taxes	(76)	(2,751)	(2,438)

Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$13,329	$(2,019)	$9,654

U.S. Cellular:

Year Ended December 31,	2015	2014	2013

(Dollars in thousands)
Common Shares withheld	228,011	163,355	606,582
Aggregate value of Common Shares withheld	$8,448	$6,868	$25,179
Cash receipts upon exercise of stock options	6,881	5,166	10,468
Cash disbursements for payment of taxes	(4,714)	(4,336)	(4,684)

Net cash receipts from exercise of stock options and vesting of other stock awards	$2,167	$830	$5,784

Under the American Recovery and Reinvestment Act of 2009 ("the Recovery Act"), TDS Telecom was awarded and received $93.9 million in federal grants and provided $32.4 million of its own funds to complete 44 projects to provide broadband access in unserved areas. TDS Telecom received $15.1 million, $15.3 million, and $41.9 million in grants in 2015, 2014 and 2013, respectively. These funds reduced the carrying amount of the assets to which they relate. TDS Telecom had recorded $14.2 million in grants receivable at December 31, 2014 as a component of Accounts receivable, Other, in the Consolidated Balance Sheet.

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC. This auction was designated by the FCC as Auction 901. U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901 and were winning bidders in eligible areas within 10 states and will receive up to $40.1 million in one-time support from the Mobility Fund. These funds when received reduce the carrying amount of the assets to which they relate or offset operating expenses. In connection with these winning bids, in June 2013, U.S. Cellular provided $17.4 million letters of credit to the FCC, of which the entire amount remained outstanding as of December 31, 2015. U.S. Cellular has received $13.4 million in support funds, of which the entire balance has been spent as of December 31, 2015. In 2014, $1.9 million was included as a component of Other assets and deferred charges in the Consolidated Balance Sheet and $11.5 million reduced the carrying amount of the assets to which they relate, which are included in Property, plant and equipment in the Consolidated Balance Sheet. U.S.

TELEPHONE AND DATA SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cellular has set up a receivable in the amount of $18.4 million as of December 31, 2015 as part of Phase II of the Mobility Fund.

NOTE 20 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the non-executive Chairman of the Board and member of the Board of Directors of TDS and a director of U.S. Cellular, a subsidiary of TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries. TDS, U.S. Cellular and their subsidiaries incurred legal costs from Sidley Austin LLP of $11.9 million in 2015, $15.4 million in 2014 and $17.6 million in 2013.

The Audit Committee of the Board of Directors of TDS is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

NOTE 21 SUBSEQUENT EVENTS

In January 2016, TDS entered into an agreement to purchase a 700 MHz A Block license for $36.0 million. The transaction is expected to close in the third quarter of 2016 pending regulatory approval. In February 2016, TDS entered into multiple agreements with third parties that provide for the transfer of certain AWS and PCS spectrum licenses and approximately $30 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses to the third parties. The transactions are subject to regulatory approval and other customary closing conditions, and are expected to close in 2016. Upon closing of the transactions, TDS expects to recognize a gain.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ LeRoy T. Carlson, Jr.	/s/ Douglas D. Shuma

LeRoy T. Carlson, Jr. President and Chief Executive Officer (principal executive officer)	Douglas D. Shuma Senior Vice President - Finance and Chief Accounting Officer (principal financial officer and principal accounting officer)

REPORTS OF MANAGEMENT

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. TDS' internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). TDS' internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of TDS' management, including its principal executive officer and principal financial officer, TDS conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2015, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that TDS maintained effective internal control over financial reporting as of December 31, 2015 based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.

The effectiveness of TDS' internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ LeRoy T. Carlson, Jr.	/s/ Douglas D. Shuma

LeRoy T. Carlson, Jr. President and Chief Executive Officer (principal executive officer)	Douglas D. Shuma Senior Vice President - Finance and Chief Accounting Officer (principal financial officer and principal accounting officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telephone and Data Systems, Inc.:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership and Subsidiary, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of Telephone and Data Systems, Inc. reflect an investment in this partnership of $197,600,000 and $123,600,000 as of December 31, 2015 and 2014, respectively, and equity earnings of $74,000,000, $71,800,000 and $78,400,000 for each of the three years in the period ended December 31, 2015. The financial statements of Los Angeles SMSA Limited Partnership and Subsidiary were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership and Subsidiary, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it classifies debt issuance costs and deferred income taxes in 2015.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 24, 2016

TELEPHONE AND DATA SYSTEMS, INC. SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2015	2014	2013	2012	2011

(Dollars and shares in thousands, except per share amounts)
Statement of Operations data
Operating revenues	$5,176,241	$5,009,438	$4,901,236	$5,345,277	$5,180,471
Loss on impairment of assets[1]	–	87,802	–	515	–
(Gain) loss on sale of business and other exit costs, net	(135,887)	(15,846)	(300,656)	21,061	–
(Gain) loss on license sales and exchanges	(146,884)	(112,993)	(255,479)	–	(11,762)
Operating income (loss)	397,071	(189,864)	235,359	183,863	362,502
Gain (loss) on investments	–	–	14,547	(3,718)	24,103
Net income (loss)	262,610	(147,292)	166,821	122,653	250,242
Net income (loss) attributable to noncontrolling interests, net of tax	43,573	(10,937)	24,894	40,792	49,676
Net income (loss) attributable to TDS shareholders	219,037	(136,355)	141,927	81,861	200,566
Net income (loss) available to common	$218,988	$(136,404)	$141,878	$81,811	$200,516
Basic weighted average shares outstanding	108,645	108,485	108,490	108,671	108,562
Basic earnings (loss) per share attributable to TDS shareholders	$2.02	$(1.26)	$1.31	$0.75	$1.85
Diluted weighted average shares outstanding	109,910	108,485	109,132	108,937	109,098
Diluted earnings (loss) per share attributable to TDS shareholders	$1.98	$(1.26)	$1.29	$0.75	$1.83
Dividends per Common, Special Common and Series A Common Share[2]	$0.56	$0.54	$0.51	$0.49	$0.47
Balance Sheet data
Cash and cash equivalents	$984,643	$471,901	$830,014	$740,481	$563,275
Property, plant and equipment, net	3,764,477	3,846,125	3,878,144	3,997,266	3,784,535
Total assets[3]	9,422,462	8,854,422	8,861,028	8,580,235	8,166,005
Net long-term debt, excluding current portion[3]	2,439,827	1,941,069	1,676,955	1,677,906	1,494,857
Total TDS shareholders' equity	4,125,550	3,926,278	4,117,837	4,011,536	3,962,161
Capital expenditures	$759,368	$770,577	$909,660	$1,004,621	$987,218

1
Includes Loss on Impairment of intangible assets related to Goodwill in 2014 and 2012.

2
Dividends per share reflects the amount paid per share outstanding at the date the dividend was declared and has not been retroactively adjusted to reflect the impact of the Share Consolidation Amendment approved by TDS shareholders on January 13, 2012.

3
Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), was adopted early as of December 31, 2015 and applied retrospectively. All prior year numbers have been revised to conform to this standard. See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements for additional information regarding ASU 2015-03.

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended

2015	March 31	June 30	September 30	December 31

(Amounts in thousands, except per share amounts)
Operating revenues	$1,251,593	$1,276,395	$1,373,798	$1,274,455
(Gain) loss on asset disposals, net	5,377	4,752	4,919	7,128
(Gain) loss on sale of business and other exit costs, net[1]	(123,783)	(5,589)	(559)	(5,956)
(Gain) loss on license sales and exchanges[1]	(122,873)	(25)	(23,986)	–
Operating income (loss)	282,629	32,121	93,434	(11,113)
Net income (loss)	175,801	26,500	62,395	(2,086)
Net income (loss) attributable to TDS shareholders	$145,740	$23,046	$51,083	$(832)
Basic weighted average shares outstanding	108,169	108,484	108,848	109,067

Basic earnings (loss) per share attributable to TDS shareholders	$1.35	$0.21	$0.47	$(0.01)
Diluted weighted average shares outstanding	108,946	109,785	110,214	109,067

Diluted earnings (loss) per share attributable to TDS shareholders	$1.33	$0.21	$0.46	$(0.01)
Stock price
TDS Common Shares[3]
High	$26.64	$30.76	$30.64	$30.59
Low	23.00	24.84	24.51	24.83
Close	24.90	29.40	24.96	25.89
Dividends paid	$0.141	$0.141	$0.141	$0.141

	Quarter Ended

2014	March 31	June 30	September 30	December 31

(Amounts in thousands, except per share amounts)
Operating revenues	$1,195,962	$1,236,392	$1,280,023	$1,297,061
(Gain) loss on asset disposals, net	2,430	7,903	9,293	6,905
(Gain) loss on sale of business and other exit costs, net[1]	(6,900)	2,611	(4,790)	(6,767)
(Gain) loss on license sales and exchanges[1]	(91,446)	–	–	(21,547)
Loss on impairment of assets[2]	–	–	84,000	3,802
Operating income (loss)	20,685	(49,090)	(125,415)	(36,044)
Net income (loss)	20,294	(25,726)	(121,199)	(20,661)
Net income (loss) attributable to TDS shareholders	$18,254	$(22,038)	$(116,030)	$(16,541)
Basic weighted average shares outstanding	108,988	108,719	108,252	107,995

Basic earnings (loss) per share attributable to TDS shareholders	$0.17	$(0.20)	$(1.07)	$(0.15)
Diluted weighted average shares outstanding	109,672	108,719	108,252	107,995

Diluted earnings (loss) per share attributable to TDS shareholders	$0.16	$(0.20)	$(1.07)	$(0.15)
Stock price
TDS Common Shares[3]
High	$27.90	$28.41	$26.93	$26.49
Low	21.30	24.67	23.08	22.19
Close	26.21	26.11	23.96	25.25
Dividends paid	$0.134	$0.134	$0.134	$0.134

1
See Note 6 — Acquisitions, Divestitures and Exchanges for additional information on (Gain) loss on sale of business and other exit costs, net and (Gain) loss on license sales and exchanges.

2
See Note 7 — Intangible Assets for additional information on Loss on impairment of assets.

3
The high, low and closing sales prices as reported by the New York Stock Exchange ("NYSE").

TELEPHONE AND DATA SYSTEMS, INC. SHAREHOLDER INFORMATION
Stock and Dividend Information

TDS' Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "TDS." As of January 31, 2016, the last trading day of the month, TDS Common Shares were held by approximately 1,377 record owners, and the Series A Common Shares were held by approximately 76 record owners.

TDS has paid cash dividends on its common stock since 1974, and paid dividends of $0.56 per Common and Series A Common Share during 2015. During 2014, TDS paid dividends of $0.54 per Common and Series A Common Share.

The Common Shares of United States Cellular Corporation, an 84%-owned subsidiary of TDS, are listed on the NYSE under the symbol "USM."

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the TDS Common Shares for 2015 and 2014.

Stock Performance Graph

The following chart provides a comparison of TDS' cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2015, the Dow Jones U.S. Telecommunications Index was composed of the following companies: 8X8 Inc., AT&T Inc., CenturyLink Inc., Frontier Communications Corp., Level 3 Communications Inc., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS) and Verizon Communications Inc.

*
Cumulative total return assumes reinvestment of dividends

	2010	2011	2012	2013	2014	2015

Telephone and Data Systems Common Shares (NYSE: TDS)	$100	$72.10	$68.43	$81.39	$81.41	$85.22
S&P 500 Index	100	102.11	118.45	156.82	178.28	180.75
Dow Jones U.S. Telecommunications Index	100	103.97	123.50	140.95	144.32	149.39

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2010, in TDS Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Dividend Reinvestment Plan

TDS' dividend reinvestment plans provide its common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Holders of record of ten (10) or more Common Shares or Preferred

TELEPHONE AND DATA SYSTEMS, INC. SHAREHOLDER INFORMATION

Shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Common Shares may also be purchased, at market price, on a monthly basis through optional cash payments by participants in this plan. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

Investor relations

TDS' annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the Investor Relations portion of the TDS website (www.tdsinc.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Julie Mathews, Director — Investor Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5341
312.630.9299 (fax)
 julie.mathews@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Senior Vice President — Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
 jane.mccahon@tdsinc.com

Directors and executive officers
See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2016 for the 2016 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210
College Station, TX 77845
877.337.1575

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit TDS' web site at www.tdsinc.com

Officers Board of Directors LeRoy T. Carlson, Jr. President and Chief Executive Officer Joseph R. Hanley Senior Vice President - Technology, Services and Strategy Jane W. McCahon Senior Vice President - Corporate Relations and Corporate Secretary Peter L. Sereda Senior Vice President - Finance and Treasurer Douglas D. Shuma Senior Vice President - Finance and Chief Accounting Officer Kurt B. Thaus Senior Vice President and Chief Information Officer Scott H. Williamson Senior Vice President - Acquisitions and Corporate Development Douglas W. Chambers Vice President and Controller David D. Gillman Vice President - Tax C. Theodore Herbert Vice President - Human Resources Frieda E. Ireland Vice President - Internal Audit Kenneth M. Kotylo Vice President - Acquisitions and Corporate Development Laurie A. Ruchti Vice President - IT Strategy, Architecture and Quality Alan L. Schultz Vice President - Enterprise Growth and Portfolio Strategy John M. Toomey Vice President and Assistant Treasurer Theodore E. Wiessing Vice President and Chief Security and Privacy Officer William S. DeCarlo General Counsel and Assistant Secretary LeRoy T. Carlson Chairman Emeritus Walter C. D. Carlson Chairman of the Board (non-executive) Partner - Sidley Austin LLP Chairman - Corporate Governance and Nominating Committee LeRoy T. Carlson, Jr. President and Chief Executive Officer Member - Corporate Governance and Nominating Committee Chairman - Technology Advisory Group Letitia G. Carlson, MD Physician and Associate Clinical Professor - George Washington University Medical Center Prudence E. Carlson Private Investor Clarence A. Davis Former Director and Chief Executive Officer - Nestor, Inc. Member - Audit Committee Kenneth R. Meyers President and Chief Executive Officer - U.S. Cellular George W. Off Former President and Chief Executive Officer - Checkpoint Systems, Inc. Chairman - Audit Committee Member - Compensation Committee Member - Technology Advisory Group Christopher D. O´Leary Executive Vice President and Chief Operating Officer - International - General Mills, Inc. Member - Compensation Committee Member - Technology Advisory Group Mitchell H. Saranow Chairman - The Saranow Group, LLC Member - Audit Committee Member - Corporate Governance and Nominating Committee Gary L. Sugarman Managing Member - Richfield Capital Partners Principal - Richfield Associates, Inc. Member - Compensation Committee Herbert S. Wander Of Counsel - Katten Muchin Rosenman LLP Chairman - Compensation Committee Member - Audit Committee David A. Wittwer President and Chief Executive Officer - TDS Telecom Directors Emeritus LeRoy T. Carlson Chairman Emeritus Director Emeritus - U.S. Cellular Donald C. Nebergall Consultant

Telephone and Data Systems headquarters, Chicago U.S. Cellular operations Wireline operations Cable operations HMS operations About Our Businesses U.S. Cellular Provides outstanding wireless experiences to nearly five million customers, with a high-quality network and competitive devices, plans, and pricing. TDS Telecom Provides high-quality residential broadband, video, and voice services, and commercial VoIP (managedIP) phone and dedicated broadband services. TDS Telecom also manages the operations of: OneNeck IT Solutions Delivers hybrid IT solutions, including cloud and hosting solutions, managed services, ERP application management, professional services, and IT hardware. BendBroadband Offers an extensive range of broadband, fiber connectivity, cable TV, and voice services for residential and commercial customers. Telephone and Data Systems, Inc. 30 N. LaSalle Street, Suite 4000 Chicago, IL 60602 Tel: 312.630.1900 www.tdsinc.com